Filed by AngloGold Ashanti plc
This communication is filed pursuant to
Rule 425 under the United States Securities Act of 1933
Subject Company: AngloGold Ashanti Limited
Commission File Number: 333-272867
Date: July 7, 2023

Set forth below is the reorganization circular, distributed to AngloGold Ashanti Limited shareholders on July 7, 2023, prepared in accordance with the South African Companies Act, No. 71 of 2008, the Companies Regulations, 2011 and the JSE Listing Requirements.

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

The interpretation clause and the definitions set out in the section headed “Interpretation and Definitions” commencing on page 19 of this Circular apply, unless the context clearly indicates otherwise, throughout this Circular, including this cover page.

This Circular should be read in conjunction with the Pre-listing Statement (which is available for inspection in terms of this Circular), in connection with the secondary inward listing of the NewCo Ordinary Shares on the JSE, together with the Form F-4 (which is available for inspection in terms of the Circular), relating to the registration of the NewCo Ordinary Shares with the SEC.

ACTION REQUIRED BY SHAREHOLDERS:

1.
This Circular should be read in its entirety with particular attention to the section headed “Action Required by AGA Shareholders” commencing on page 13 of this Circular, which sets out in detail the action required to be taken by you.

2.	If you are in any doubt as to what action you should take, please consult your CSDP, Broker, banker, accountant, legal adviser, financial adviser or other professional adviser immediately.

3.
If you have disposed of all of your AGA Ordinary Shares on or before Tuesday, 27 June 2023, please forward this Circular, together with the accompanying Form of Surrender and Transfer (blue), the Notice of Shareholders’ Meeting and Form of Proxy (yellow), and the Disclosure Package to the purchaser of such AGA Ordinary Shares, or to the Broker or agent through whom the disposal of those AGA Ordinary Shares was effected for transmission to the purchaser or transferee.

This Circular and all transactions contemplated in this Circular shall be governed by and interpreted in accordance with the laws of South Africa. The release, publication or distribution of this Circular in jurisdictions other than South Africa may be restricted by law and therefore any persons who are subject to the laws of any jurisdiction other than South Africa should inform themselves about, and observe, any applicable requirements. Any failure to comply with the applicable requirements may constitute a violation of the securities laws of any such jurisdiction. AGA, the Independent Board and the AGA Board accepts no responsibility for the failure by any of the AGA Shareholders to inform themselves about, or to observe, any applicable legal requirements in any relevant jurisdiction. AGA, the Independent Board and the AGA Board accepts no responsibility and is not liable for any act or omission on the part of any CSDP, Broker or other nominee of its shareholders, including, without limitation, any failure on the part of the CSDP, Broker or other nominee to notify such shareholders of the details set out in this Circular.

AngloGold Ashanti Limited (Incorporated in the Republic of South Africa) Registration number: 1944/017354/06 Ordinary share code: ANG ISIN: ZAE000043485 (“AGA” or the “Company”)	AngloGold Ashanti plc (Incorporated in England and Wales) Company number: 14654651 Ordinary share code: ANG ISIN: GB00BRXH2664 (“NewCo”)

COMBINED CIRCULAR TO AGA SHAREHOLDERS

Relating to a series of inter-conditional transaction steps, to be implemented in the sequence in which they are set out below, that will result in a corporate restructuring, a change in domicile and a change in primary listing location of the Group. The transaction steps comprise, among other things:

●
the Spin-Off, in terms of which a distribution in specie will be effected by AGA to the AGA Shareholders recorded in the AGA Register as at the Reorganisation Consideration Record Date, pursuant to which AGA will direct NewCo, its wholly-owned Subsidiary at that time, to issue 46,000 (forty six thousand) NewCo Ordinary Shares to such AGA Shareholders on a pro rata basis, with the aggregate subscription price of USD 46,000 (forty six thousand Dollars) paid by AGA, resulting in NewCo ceasing to be a Subsidiary of AGA;

●
the AGAH Sale, in terms of which NewCo has made an irrevocable offer to AGA to purchase 100% (one hundred percent) of the issued shares in AGAH. It is the present, non-binding intention of AGA to accept the Irrevocable Offer to Purchase. The AGAH Sale, if completed, will constitute a disposal of all or the greater part of the assets or undertaking of AGA subject to approval under Chapter 5 of the Companies Act in terms of Section 112 and Section 115 of the Companies Act;

●
the Scheme, being a scheme of arrangement in terms of Section 114(1) read with Section 115 of the Companies Act between AGA and the AGA Shareholders, proposed by the AGA Board whereby NewCo will acquire all of the issued AGA Ordinary Shares from the AGA Shareholders in consideration for the right and obligation to receive, ipso facto and without any action on the part of such AGA Shareholders, the respective pro rata portions of the Scheme Consideration Shares;

●	the Spin-Off, the AGAH Sale and the Scheme are three sequential, separate and inter-conditional transaction steps, referred to as the Reorganisation, which will result in, among other things:

o
AGA Shareholders recorded in the AGA Register as at the Reorganisation Consideration Record Date, receiving in aggregate one NewCo Ordinary Share for each AGA Ordinary Share (including AGA Ordinary Shares represented by AGA ADSs);

o	NewCo becoming the listed parent company of the Group and each of AGA and AGAH becoming a direct, wholly-owned Subsidiary of NewCo;

o	the AGA Ordinary Shares being delisted from the JSE and the A2X in South Africa;

o	the AGA Ordinary Shares being delisted from the GhSE in Ghana;

o	the AGA GhDSs being delisted from the GhSE and replaced with the listing of NewCo GhDSs in Ghana;

o	the AGA ADSs being delisted from the NYSE and the AGA ADS Program being terminated; and

o	the NewCo Ordinary Shares having a primary listing on the NYSE, secondary inward listings on the JSE and the A2X in South Africa and a secondary listing on the GhSE in Ghana.

and incorporating, among other things:

●	the Notice of Shareholders’ Meeting in terms of which the Shareholders’ Meeting is convened;

●	a Form of Proxy (yellow) in respect of the Shareholders’ Meeting, for use by Certificated AGA Shareholders and Dematerialised AGA Shareholders with “own name” registration only;

●	a Form of Surrender and Transfer (blue), for use by Certificated AGA Shareholders only;

●	the Independent Expert Report prepared by the Independent Expert in terms of Sections 114(2) and 114(3) of the Companies Act and Regulations 90 and 110(1);

●	certain financial information in respect of AGA and NewCo; and

●
extracts of Section 115 of the Companies Act dealing with the approval requirements for the AGAH Sale and the Scheme and Section 164 of the Companies Act dealing with Dissenting AGA Shareholders’ Appraisal Rights.

Legal Adviser as to South African law	Legal Adviser as to U.S. law	Legal Adviser as to English law

Financial Adviser	Financial Adviser	Financial Adviser

Independent Expert	Independent Reporting Accountant	JSE Sponsor

Transaction Sponsor	Tax Adviser as to South African tax	Legal Adviser as to Ghanaian law

Date of issue of this Circular: Friday, 7 July 2023

This Circular is only available in English. Copies of this Circular may be obtained during normal business hours from the registered office of AGA and the office of the Sponsors, whose addresses are set out in the “Corporate Information and Advisers” section of this Circular, during normal business hours in South Africa from the date of posting this Circular until the date of the Shareholders’ Meeting. A copy of this Circular will also be made available on AGA’s website at https://www.anglogoldashanti.com

CORPORATE INFORMATION AND ADVISERS

The definitions and interpretations commencing on page 19 of this Circular apply, unless the context clearly indicates otherwise, to this section on Corporate Information and Advisers.

CORPORATE INFORMATION

AngloGold Ashanti Limited Registration No. 1944/017354/06	AngloGold Ashanti plc Company No. 14654651

Date and place of Incorporation	Date and place of Incorporation
29 May 1944, South Africa	10 February 2023, United Kingdom

Directors	Directors
Executive	Executive
Alberto Calderon	Alberto Calderon
Gillian Doran	Robert Hayes

Non-executive	Non-Executive
Maria Ramos (Chairperson)*	None
Kojo Busia*
Alan Ferguson*	Company Secretary
Albert Garner	Oakwood Corporate Secretary Limited
Rhidwaan Gasant*	Registration No. 07038430
Scott Lawson	3rd Floor
Maria Richter*	1 Ashley Road
Jochen Tilk*	Altrincham, Cheshire WA14 2DT
Jinhee Magie	United Kingdom
Diana Sands	Telephone: +44 (0)161 942 4700

* members of the Independent Board	Registered Office
4th Floor, Communications House
Company Secretary	South Street
LM Goliath	Staines-upon-Thames, Surrey TW18 4PR
(B.Com; MBA)	United Kingdom
Telephone: +44 (0) 203 968 3323

Registered Office	NewCo Transfer Agent
112 Oxford Road, Houghton Estate,	Computershare Trust Company, N.A.
Johannesburg, 2198	150 Royall Street
(Private Bag X 20, Rosebank, 2196)	Canton, Massachusetts 02021
South Africa	United States of America
Telephone: +27 11 637 6000
Fax: +27 11 637 6624

Transfer Secretaries
Computershare Investor Services Proprietary Limited
Registration No. 2004/003647/07
Rosebank Towers, 15 Biermann Avenue,
Rosebank, 2196
(Private Bag X9000, Saxonwold, 2132)
South Africa
Telephone: 0861 100 950 (in SA)
E-mail: queries@computershare.co.za
Website: www.computershare.com

JSE Sponsor
The Standard Bank of South Africa Limited
Registration No. 1962/000738/06
33 Baker, Rosebank, Johannesburg, 2196
South Africa
(PO Box 61344, Marshalltown, 2107)
Telephone: +27 11 721 0000

Transaction Sponsor
J.P. Morgan Equities South Africa Proprietary Limited
Registration No. 1995/011815/07
1 Fricker Road, Illovo, Johannesburg, 2196
South Africa
(Private Bag X9936, Sandton, 2196, South Africa)

ADVISERS

Legal Adviser as to South African law	Legal Adviser as to U.S. law
Edward Nathan Sonnenbergs Incorporated	Cravath, Swaine & Moore LLP
Registration No. 2006/018200/21	DOS ID No. 2886667
The MARC, Tower 1, 129 Rivonia Road, Sandton,	CityPoint, One Ropemaker Street, London, EC2Y 9HR
Johannesburg	United Kingdom
South Africa
(PO Box 783347, Sandton, 2146)
Independent Reporting Accountants
Legal Adviser as to English law	Ernst & Young Incorporated
Slaughter and May	Registration No. 2005/002308/21
SRA No. 55388	EY, 102 Rivonia Road, Sandton, Johannesburg
One Bunhill Row, London, EC1Y 8YY	South Africa
United Kingdom	(Private Bag X14, Sandton, 2146)

Legal Adviser as to Ghanaian law	Financial Adviser
Bentsi-Enchill, Letsa & Ankomah 4 Momotse Avenue Adabraka, Accra Ghana	JPMorgan Chase Bank, N.A., Johannesburg Branch Registration No. 2001/016069/10 1 Fricker Road Illovo, Johannesburg, 2196, South Africa (Private Bag X9936, Sandton, 2146, South Africa)

Independent Expert	Tax Adviser as to South African tax
Barclays Bank PLC	Bowman Gilfillan Incorporated
1 Churchill Place, London E14 5HP	Registration No. 1998/021409/21
United Kingdom	11 Alice Lane, Sandton
Johannesburg
Financial Adviser	South Africa
Centerview Partners UK LLP	(PO Box 785812, Sandton, 2146)
Company number OC345806
100 Pall Mall, London, SW1Y 5NQ
United Kingdom

Financial Adviser
Rothschild and Co South Africa Proprietary Limited
7th Floor, 144 Oxford, Rosebank
Johannesburg
South Africa
(PO Box 411332, Craighall, 2024)

IMPORTANT LEGAL NOTICES, DISCLAIMERS AND FORWARD-LOOKING STATEMENTS

The definitions and interpretations commencing on page 19 of this Circular apply, unless the context clearly indicates otherwise, to this section on Important Legal Notices, Disclaimers and Forward-Looking Statements.

This Circular should be read in conjunction with the Pre-listing Statement (which is available for inspection in terms of this Circular), in connection with the secondary inward listing of the NewCo Ordinary Shares on the JSE, together with the Form F-4 (which is available for inspection in terms of the Circular), relating to the registration of the NewCo Ordinary Shares with the SEC.

DISCLAIMER

The release, publication or distribution of this Circular may be restricted by law and therefore persons in any such jurisdictions into which this Circular is released, published or distributed should inform themselves about and observe such restrictions. Any failure to comply with the applicable restrictions may constitute a violation of the securities laws or other legal requirements of any such jurisdiction. To the fullest extent permitted by applicable law, AGA and NewCo, their respective boards of directors and advisers disclaim any responsibility or liability for the failure to become informed of or to observe or for any violation of such requirements by any person.

This Circular is not intended to, and does not constitute an offer to sell or issue, or the solicitation of an offer to purchase or to subscribe for shares or other securities or a solicitation of any vote or approval in any jurisdiction in which such solicitation would be unlawful or in which securities may not be offered or sold without registration or an exemption from registration. This Circular does not constitute a prospectus or a prospectus-equivalent document. The Scheme contemplated in this Circular does not constitute an “offer to the public”, as envisaged in Chapter 4 of the Companies Act and, accordingly, this Circular does not, nor does it intend to, constitute a ‘‘registered prospectus’’, as contemplated in Chapter 4 of the Companies Act.

To the extent that the distribution of this Circular in certain jurisdictions outside South Africa may be restricted or prohibited by the laws of such foreign jurisdiction, then this Circular is deemed to have been provided for information purposes only and neither AGA nor NewCo, nor their respective boards of directors and advisers, accept any responsibility for any failure by AGA Shareholders to inform themselves about, and to observe, any applicable legal requirements in any relevant foreign jurisdiction.

AGA Shareholders are advised to read this Circular, which contains the full terms and conditions of the Reorganisation with care. Any decision to approve the Reorganisation or other response to the proposals should be made only on the basis of the information in the Disclosure Package.

AGA Shareholders must rely upon their own representatives, including their own legal advisers and accountants, and not those of AGA and/or NewCo, as to legal, tax, investment or any other related matters concerning AGA and/or NewCo and/or the Reorganisation.

The Transaction Advisers are acting exclusively for AGA and/or NewCo (as the case may be), and no one else in connection with the Reorganisation and will not be responsible to anyone, other than AGA and/or NewCo (as the case may be), for providing the protections afforded to clients of the Transaction Advisers, respectively, or for providing advice in relation to the Reorganisation.

No representation or warranty, express or implied, is made by any of the Transaction Advisers as to the accuracy, completeness or verification of the information set out in this Circular, and nothing contained in this Circular is, or shall be relied upon as, a promise or representation in this respect, whether as to the past or the future. Each of the Transaction Advisers assumes no responsibility for this Circular’s accuracy, completeness or verification and accordingly hereby disclaims, to the fullest extent permitted by applicable law, any and all liability whether arising in delict, tort, contract or otherwise which they might otherwise be found to have in respect of this Circular or any such statement.

AGA Shareholders also acknowledge that: (a) they have not relied on the Transaction Advisers or any person affiliated with the Transaction Advisers in connection with any investigation of the accuracy of any information contained in the Disclosure Package or their investment decision; (b) they have relied only on the information contained in the Disclosure Package; and (c) no person has been authorised to give any information or to make any representation concerning the Company, NewCo or the NewCo Ordinary Shares (other than as contained in this Circular) and, if given or made, any such other information or representation should not be relied upon as having been authorised by the Company or the Transaction Advisers.

The information contained in this Circular constitutes factual information as contemplated in section 1(3)(a) of the South African Financial Advisory and Intermediary Services Act, No. 37 of 2002 (as amended) and should not be construed as an express or implied recommendation, guidance or proposal that any particular transaction in respect of the Reorganisation is appropriate to the particular investment objectives, financial situations or needs of an AGA Shareholder, and nothing in this Circular should be construed as constituting the canvassing for, or marketing or advertising of, financial services in South Africa or in any other jurisdiction.

APPLICABLE LAWS AND FOREIGN SHAREHOLDERS

This Circular has been prepared for the purposes of complying with the Companies Act, the Companies Regulations and the JSE Listings Requirements, and the information disclosed may not be the same as that which would have been disclosed if this Circular had been prepared in accordance with the laws and regulations of any jurisdiction outside of South Africa.

The Reorganisation (comprising the Spin-Off, the AGAH Sale and the Scheme) is governed by the laws of South Africa and is subject to any applicable laws and regulations, including, but not limited to, the Companies Act, the Companies Regulations, the JSE Listings Requirements and the Exchange Control Regulations.

The rights of the Foreign Shareholders in respect of the Reorganisation which is the subject of this Circular, may be affected by the laws of the relevant jurisdictions of any Foreign Shareholders. Such Foreign Shareholders should inform themselves about and observe any applicable legal requirements of such jurisdictions. It is the responsibility of any Foreign Shareholder to satisfy themselves as to the full observance of the laws and regulatory requirements of the relevant jurisdiction in connection with the Reorganisation, including the obtaining of any governmental, exchange control or other consents or the making of any filings which may be required, the compliance with other necessary formalities, the payment of any transfer or other taxes or other requisite payments due in such jurisdiction.

Any Foreign Shareholder will be responsible for any transfer taxes, other taxes or other requisite payments by whomsoever payable on behalf of such Foreign Shareholder. Neither of AGA nor NewCo, nor their respective boards of directors and advisers, accept any responsibility for any failure by Foreign Shareholders to inform themselves about, and to observe, any applicable legal requirements in any relevant foreign jurisdiction, and AGA and/or NewCo any other person acting on their behalf shall be fully indemnified and held harmless by Foreign Shareholders for any such transfer or other taxes as such person may be required to pay.

If you have received this Circular and you are an AGA GhDS Holder or an AGA Ghana Shareholder, you will be sent a copy of AGA’s voting materials, as applicable, and an information wrapper (the “Ghana Wrapper”), which provides important information with regards to how the Reorganisation will impact you and the specific details of how the Reorganisation will be implemented in Ghana. AGA’s voting materials and the Ghana Wrapper will also be made available on AGA’s website at https://www.anglogoldashanti.com.

If you are a Foreign Shareholder, you are urged to read the important information relating to Foreign Shareholders contained in paragraph 7.6.12 (Foreign Shareholders) in this Circular.

Any AGA Shareholder who is in doubt as to its position, including, without limitation, its tax status, should consult an appropriate independent professional adviser in the relevant jurisdiction without delay.

FORWARD-LOOKING STATEMENTS

This Circular includes statements that are, or may be forward-looking statements. Forward-looking statements are not based on historical facts, but rather reflect AGA’s current expectations concerning future results and events and generally may be identified by the use of forward-looking words or phrases such as “believe”, “aim”, “expect”, “anticipate”, “intend”, “foresee”, “forecast”, “likely”, “should”, “planned”, “could”, “may”, “would”, “estimated”, “potential”, “outlook” or other similar words and phrases. Similarly, statements that describe AGA’s objectives, plans or goals are or may be forward-looking statements.

AGA Shareholders should consider any forward-looking statements or forecasts in light of the risks and uncertainties described in the information contained or incorporated by reference in this Circular. These forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the Group’s actual results, performance or achievements to differ materially from the anticipated results, performance or achievements expressed or implied in these forward-looking statements. Although AGA and NewCo believe that the expectations reflected in such forward-looking statements and forecasts are reasonable, no assurance can be given that such expectations will prove to have been correct. Accordingly, results could differ materially from those set out in the forward-looking statements as a result of, among other factors, risks and uncertainties related to the timing of the Reorganisation, the possibility that the AGA Shareholders will not approve the Reorganisation, that the Reorganisation will not receive other necessary approvals or that the Reorganisation is otherwise not completed (whether following the occurrence of a Material Adverse Effect or otherwise), the possibility that the expected benefits from the Reorganisation will not be realised or will not be realised within the expected time period, operational disruption due to the Reorganisation, the incurrence of unexpected transaction costs and expenses or total transaction costs and expenses being higher than current estimates, the degree to which AGA is successful in implementing the Reorganisation (and deriving the anticipated benefits from the Reorganisation) and other changes which AGA and/or NewCo may make to the Group’s corporate structure, changes in economic, social and political and market conditions, including related to inflation or international conflicts, the success of business and operating initiatives, changes in the regulatory environment and other government actions, including environmental approvals, fluctuations in gold prices and exchange rates, the outcome of pending or future litigation proceedings, any supply chain disruptions, any public health crises, pandemics or epidemics (including the COVID-19 pandemic), and other business and operational risks and other factors, including mining accidents. These factors are not necessarily all of the important factors that could cause AGA’s actual results to differ materially from those expressed in any forward-looking statements. Other unknown or unpredictable factors could also have material adverse effects on future results.

AGA Shareholders are therefore cautioned not to place undue reliance on the forward-looking statements and are advised to read the Disclosure Package in its entirety.

Forward-looking statements included in this Circular are made only as at the date on which the forward-looking statements are made, and neither NewCo nor AGA intends to update or release any revisions to these forward-looking statements, except as is required by law. New factors may emerge from time to time that could cause the Group’s business, or other matters to which such forward-looking statements relate, not to develop as expected and it is not possible to predict all of them. Further, the extent to which any factor or combination of factors may cause actual results or matters to differ materially from those contained in any forward-looking statement is not known.

The forward-looking statements contained in this Circular have not been reviewed nor reported on by AGA’s or NewCo’s auditors or the Independent Reporting Accountant. Each of AGA and NewCo qualifies all of its forward-looking statements by these factors and statements.

DATE OF INFORMATION PROVIDED

Unless the context clearly indicates otherwise, all information provided in this Circular is provided as at the Last Practicable Date.

NOTICE TO SHAREHOLDERS IN THE UNITED STATES

This Circular is not an offer of securities for sale in the United States. An offer of securities in the United States pursuant to a business combination transaction will only be made, as may be required, through a prospectus which is part of an effective registration statement filed with the SEC. In connection with the Reorganisation a registration statement on Form F-4 under the Securities Act has been filed with the SEC. Investors and shareholders are urged to read the registration statement, as well as other documents filed with the SEC, because they will contain important information. Copies of all documents filed with the SEC regarding the Reorganisation and documents incorporated by reference may be obtained at the SEC’s website at https://www.sec.gov. In addition, the effective registration statement on Form F-4 will be made available for free to AGA Shareholders. If you have received this Circular and you are a U.S. holder of AGA Ordinary Shares or an AGA ADS Holder, you should have been sent a copy of AGA’s voting materials and a form of notice. If you hold your AGA ADSs indirectly through a Broker or other financial intermediary, you may receive a notice from your Broker or financial intermediary. If you did not receive AGA’s voting materials or a form of notice, you may contact the Broker or other financial intermediary through which you hold your AGA Ordinary Shares or AGA ADSs to request a copy of these documents. If you are an AGA Shareholder with a registered address in the United States, you are advised that your CSDP or Broker should contact you to ascertain how you wish to cast your vote at the Shareholders’ Meeting. If you have not been contacted by your CSDP or Broker, it is advisable for you to contact your CSDP or Broker and furnish them with your voting instructions. AGA ADS Holders are advised that the notification of the upcoming vote will be made through customary U.S. market practices and pursuant to the terms of the AGA Deposit Agreement under which the AGA ADSs have been issued.

NOTICE TO SHAREHOLDERS IN AUSTRALIA

This Circular is not a disclosure document for the purposes of Chapter 6D of the Australian Corporations Act 2001 (Cth) (the “Corporations Act”) and does not purport to include the information required of a disclosure document under Chapter 6D of the Corporations Act. It has not been approved by any Australian regulatory authority, such as the Australian Securities and Investments Commission (“ASIC”) and has not been lodged with ASIC. NewCo Ordinary Shares which will be issued as part of the Reorganisation to Australian resident Scheme Participants (as defined below) will be issued in reliance on exemptions in the Corporations Act and ASIC Legislative Instrument 2015/358 (as in respect of the Scheme, it will occur under a foreign compromise or arrangement that is made in accordance with laws in force in South Africa, being an eligible foreign country). Australian resident Scheme Participants are advised to exercise caution in relation to the proposal set out in this document. Australian resident Scheme Participants should obtain independent professional advice if they have any queries or concerns about any of the contents or subject matter of this document.

NOTICE TO FORMER CDI HOLDERS WHO RETAIN A BENEFICIAL INTEREST IN AGA ORDINARY SHARES

FOLLOWING THE ASX DELISTING

AGA resolved to terminate its listing on the ASX regardless of whether the Reorganisation is implemented. AGA received approval to voluntarily delist from the ASX (which occurred on or about 27 June 2023).

Prior to the ASX Delisting, AGA’s securities traded on ASX in form of a CHESS Depositary Interest (“CDI”). A CDI represented an uncertificated unit of beneficial ownership in AGA Ordinary Shares at a ratio of five CDIs per AGA Ordinary Share. CDI holders did not hold direct legal title to the underlying AGA Ordinary Shares, which was held for and on behalf of CDI holders by CHESS Depositary Nominees Pty Limited (“CDN”), a wholly owned subsidiary of ASX Limited that was created to fulfil the functions of a depositary nominee. CDN is authorised by its Australian Financial Services Licence to operate custodial and depositary services, other than investor directed portfolio services, to wholesale and retail clients. As holders of CDIs are not the legal owners of the underlying ordinary shares, CDN is entitled to vote at meetings of shareholders on the instruction of the registered holder of the CDIs.

As a result of the ASX Delisting CDIs are no longer traded or quoted on the ASX and holders of CDIs on and from the ASX Delisting will no longer hold CDIs in AGA. However, these holders (“Former CDI Holders”) continue to have a beneficial interest in the same AGA Ordinary Shares which were underlying their CDIs (“Beneficial Interest”). This is because those AGA Ordinary Shares continue to be held by CDN in trust for their benefit until they are dealt with under one of the options described in previous communications made to Former CDI Holders, which include converting the Beneficial Interest into AGA Ordinary Shares, participating in a voluntary sale facility or, following the closure of that facility, participating by default in a compulsory sale process (which will conclude prior to implementation of the Reorganisation such that at implementation of the Reorganisation no Beneficial Interests will remain).

As a result, Former CDI Holders who retain a Beneficial Interest on the Shareholders’ Meeting Voting Record Date are entitled to vote at the Shareholders’ Meeting.

Former CDI Holders may attend the Shareholders’ Meeting, however, they are unable to vote in person at the meeting. Each Former CDI Holder will be entitled to one vote for every Beneficial Interest that they hold. However, each Beneficial Interest represents one fifth of an AGA Ordinary Share (i.e., 0.2 (zero point two) AGA Ordinary Shares). In order to have votes cast at the Shareholders’ Meeting on their behalf, Former CDI Holders must vote in accordance with the instructions contained in a beneficial interest voting instruction form (the “Beneficial Interest Voting Instruction Form”) which will be announced on the ASX and dispatched to the Former CDI Holders. A blank Beneficial Interest Voting Instruction Form will also be made available on AGA’s website at https://www.anglogoldashanti.com.

CDN will follow the voting instructions properly received from registered holders of Beneficial Interests. If you hold your Beneficial Interest through a broker, dealer or other intermediary, you will need to follow the instructions of your intermediary.

Should Former CDI Holders wish to convert their CDI or Beneficial Interest (as applicable) to AGA Ordinary Shares, the last date to do so is Friday, 1 September 2023. Therefore, whilst Former CDI Holders who retain a Beneficial Interest as at the Shareholders’ Meeting Voting Record Date are able to vote at the Shareholders’ Meeting as described above, following Friday, 1 September 2023 Former CDI Holders who have not converted their Beneficial Interest into AGA Ordinary Shares will be unable to be classified as a Scheme Participant (as their Beneficial Interests will have been sold as part of the compulsory sale process) and will therefore not be entitled to participate in the Reorganisation as described in this Circular.

SUMMARY OF REORGANISATION

The definitions and interpretations commencing on page 19 of this Circular apply, unless the context clearly indicates otherwise, to this section Summary of the Reorganisation.

This Circular should be read in conjunction with the Pre-listing Statement (which is available for inspection in terms of this Circular), in connection with the secondary inward listing of the NewCo Ordinary Shares on the JSE, together with the Form F-4 (which is available for inspection in terms of the Circular), relating to the registration of the NewCo Ordinary Shares with the SEC.

1.	AGA, having disposed of its remaining South African operating assets in 2020, has undertaken a comprehensive review of its domicile and listing structure.

2.
The review concluded that the most appropriate corporate structure for the Group is a UK corporate domicile with a U.S. primary listing on the NYSE and secondary inward listings on the JSE and the A2X in South Africa and an additional listing on the GhSE in Ghana.

3.	This change in corporate structure, domicile and listing structure is aligned with the transformation of AGA’s asset base into a diversified global portfolio of producing assets and projects.

4.
The proposed Reorganisation is believed to have a number of benefits that will help facilitate implementation of the Company’s strategy and greater recognition of its full value, explained in more detail in paragraph 6 of this Circular, including:

4.1.	enhanced access to deeper pools of capital, including the opportunity to improve share trading liquidity;

4.2.	improved competitive position in line with the Group’s global peers;

4.3.	redomiciling to a leading, low-risk jurisdiction where the Group has a corporate presence;

4.4.	minimal disruption for existing AGA Shareholders and other stakeholders; and

4.5.	continuity of shareholding structure.

5.	A number of inter-conditional transaction steps, implemented in sequence will be taken to implement the Reorganisation, including:

5.1.
AGA will effect a distribution in specie to the AGA Shareholders as at the Reorganisation Consideration Record Date, pursuant to which AGA will direct NewCo, a new UK incorporated company, and AGA’s wholly-owned Subsidiary at that time, to issue 46,000 (forty six thousand) NewCo Ordinary Shares (the “Spin-Off Shares”) to such AGA Shareholders on a pro rata basis, with the aggregate subscription price of USD 46,000 (forty six thousand Dollars) paid by AGA (the “Spin-Off” as more fully detailed in paragraph 7.12.1.3 of this Circular), resulting in NewCo ceasing to be a Subsidiary of AGA;

5.2.
NewCo has made an irrevocable offer to AGA to purchase 100% (one hundred percent) of the shares in AGAH. It is the present, non-binding intention of AGA to accept the Irrevocable Offer to Purchase. The AGAH Sale, if completed, will result in NewCo holding all of the Group’s operations and assets located outside South Africa (the “AGAH Sale”, as more fully detailed in paragraph 7.12.1.4 of this Circular); and

5.3.
NewCo will then acquire all of the issued AGA Ordinary Shares from AGA Shareholders in consideration for a right and obligation to receive, ipso facto and without any action on the part of such AGA Shareholders, the respective pro rata portions of the Scheme Consideration Shares, pursuant to a scheme of arrangement in terms of Section 114(1) read with Section 115 of the Companies Act between AGA and the AGA Shareholders (the “Scheme”, as more fully detailed in paragraph 7.12.1.5 of this Circular).

6.	If successfully completed, the aforementioned Reorganisation will result in:

6.1.	NewCo owning all of AGA’s existing assets with:

6.1.1.	the same shareholders as AGA immediately prior to implementation of the Reorganisation (subject to any adjustments to reflect the exercise of any Appraisal Rights by AGA Shareholders);

6.1.2.
the business carried out by NewCo and its Subsidiaries immediately following the Reorganisation being the same as the business carried out by AGA and its Subsidiaries immediately prior to the implementation of the Reorganisation;

6.1.3.	a primary listing on the NYSE; and

6.1.4.	secondary inward listings on the JSE and A2X in South Africa and a secondary listing on the GhSE in Ghana;

6.2.	NewCo becoming the listed parent company of the Group and each of AGA and AGAH being a direct, wholly-owned Subsidiary of NewCo;

6.3.
the AGA Ordinary Shares being delisted from the JSE in terms of paragraph 1.17(b) of the JSE Listings Requirements, the AGA ADSs being delisted from the NYSE and the AGA Ordinary Shares being delisted from the GhSE;

6.4.	the AGA ADS Program being terminated;

6.5.	AGA GhDSs being delisted from the GhSE and the NewCo GhDSs being listed on the GhSE;

6.6.	NewCo being subject to English company law;

6.7.	no changes to the withholding tax rates for South African shareholders of NewCo and no South African withholding tax on dividends for other shareholders of NewCo; and

6.8.
South African shareholders being able to hold NewCo Ordinary Shares on the South African register of NewCo without using their foreign investment allowance and to trade their NewCo Ordinary Shares on the South African capital markets.

7.	The Group will incur non-recurring costs in connection with the implementation of the Reorganisation and the NewCo Notes Distribution, consisting primarily of taxes payable in South Africa.

8.	The costs of implementing the Reorganisation and the NewCo Notes Distribution will be tied to factors such as AGA’s market value and the prevailing ZAR/USD exchange rate at the time of implementation.

9.	The total costs of the Reorganisation and NewCo Notes Distribution are currently estimated to be in the order of c. 5% (five percent) of the market capitalisation of AGA on the Operative Date.

The foregoing is only intended to serve as a summary of the key features of the Reorganisation and is not a comprehensive description of the Reorganisation. Accordingly, for a full understanding of the Reorganisation, this Circular together with the Pre-listing Statement, should be read in its entirety.

ACTION REQUIRED BY AGA SHAREHOLDERS

The definitions and interpretations commencing on page 19 of this Circular apply, unless the context clearly indicates otherwise, to this section on Action Required by AGA Shareholders.

This Circular should be read in conjunction with the Pre-listing Statement (which is available for inspection in terms of this Circular), in connection with the secondary inward listing of the NewCo Ordinary Shares on the JSE, together with the Form F-4 (which is available for inspection in terms of the Circular), relating to the registration of the NewCo Ordinary Shares with the SEC.

Please take careful note of the following provisions regarding the action required by AGA Shareholders. If you are in any doubt as to what actions to take, please consult your CSDP, Broker, banker, accountant, legal adviser, financial adviser or other professional adviser immediately.

If you have disposed of all of your AGA Ordinary Shares on or before Tuesday, 27 June 2023, please forward this Circular, together with the accompanying Form of Surrender and Transfer (blue), the Notice of Shareholders’ Meeting and Form of Proxy (yellow) and the Disclosure Package to the purchaser of such AGA Ordinary Shares, or to the Broker or agent through whom the disposal of those AGA Ordinary Shares was effected for transmission to the purchaser or transferee.

The Shareholders’ Meeting convened in terms of the Notice of Shareholders’ Meeting will be held entirely by way of electronic communication on Friday, 18 August 2023 at 2:00 p.m. (South Africa Standard Time), or such other postponed date and time or location as determined in accordance with the provisions of the AGA Memorandum of Incorporation, the Companies Act and the JSE Listings Requirements, at which AGA Shareholders will be requested to consider and, if deemed fit, to pass, with or without modification, the resolutions set out in the Notice of Shareholders’ Meeting. The Notice of Shareholders’ Meeting is attached to, and forms part of, this Circular.

1.	IF YOU ARE A DEMATERIALISED AGA SHAREHOLDER WITHOUT “OWN NAME” REGISTRATION

1.1.	To Participate in the Shareholders’ Meeting

1.1.1.	Your CSDP or Broker with whom you have concluded a custody agreement in respect of your AGA Ordinary Shares should contact you in the manner stipulated in such custody agreement to ascertain:

1.1.1.1.	if you wish to Participate in the Shareholders’ Meeting, in which case it must furnish you with a letter of representation which gives you the necessary authorisation to do so; or

1.1.1.2.
if you do not wish to Participate in the Shareholders’ Meeting, in which case, you must not complete the attached Form of Proxy (yellow), you must instead provide your CSDP or Broker with your voting instructions in the manner stipulated in such custody agreement or advised by your CSDP or Broker. The forementioned instructions must be provided to your CSDP or Broker by the cut-off time and date advised by the CSDP or Broker for instructions of this nature.

1.1.2.	If your CSDP or Broker has not contacted you, you should contact your CSDP or Broker and furnish it with your voting instructions.

1.1.3.
If your CSDP or Broker does not obtain voting instructions from you, it will be obliged to vote in accordance with the instructions contained in the custody agreement concluded between you and your CSDP or Broker.

1.1.4.	You must not complete the attached Form of Proxy (yellow).

1.1.5.
It is requested that the necessary letter of representation (and supporting identification documents) of Dematerialised AGA Shareholders without “own name” registration be delivered to the Transfer Secretaries, as follows:

1.1.5.1.	by email at proxy@computershare.co.za;

1.1.5.2.	by hand to Computershare Investor Services Proprietary Limited, 1st Floor, Rosebank Towers, 15 Biermann Avenue, Rosebank, Johannesburg 2196, South Africa; or

1.1.5.3.	by post to Computershare Investor Services Proprietary Limited, Private Bag X9000, Saxonwold, 2132,

so as to reach the Transfer Secretaries by no later than 2:00 p.m. (South Africa Standard Time) on Wednesday, 16 August 2023, so as to assist AGA to timeously verify the identity of such Dematerialised AGA Shareholders who wish to Participate by electronic communication at the Shareholders’ Meeting.

1.2.	Surrender of Documents of Title

You must not complete the attached Form of Surrender and Transfer (blue).

1.3.	Operation of the Reorganisation

Subject to paragraph 8 (Dissenting AGA Shareholders’ Appraisal Rights), should the Reorganisation become unconditional and be implemented, then, irrespective of whether you voted in favour of Special Resolution Number 1 and/or Special Resolution Number 2, you will have your accounts at your CSDP or Broker debited with your AGA Ordinary Shares and credited with NewCo Ordinary Shares. Should the Reorganisation not be implemented, you will retain your AGA Ordinary Shares and will not be entitled to receive any NewCo Ordinary Shares.

2.	IF YOU ARE A DEMATERIALISED AGA SHAREHOLDER WITH “OWN NAME” REGISTRATION

2.1.	To Participate in the Shareholders’ Meeting

2.1.1.	You may Participate in the Shareholders’ Meeting (or if you are a company or other body corporate be represented by a duly authorised person) by electronic communication as outlined in paragraph 4.

2.1.2.
Alternatively, if you do not wish to or are unable to Participate in the Shareholders’ Meeting and wish to be represented thereat, you may appoint one or more proxies, who need not also be AGA Shareholders to Participate in your place by completing the Form of Proxy (yellow), in accordance with the instructions therein, and returning it together with proof of identification (i.e. valid South African identity document, driver’s license or passport) and authority to do so (where acting in a representative capacity), to the Transfer Secretaries, as follows:

2.1.2.1.	by email at proxy@computershare.co.za;

2.1.2.2.	by hand to Computershare Investor Services Proprietary Limited, 1st Floor, Rosebank Towers, 15 Biermann Avenue, Rosebank, Johannesburg 2196, South Africa; or

2.1.2.3.	by post to Computershare Investor Services Proprietary Limited, Private Bag X9000, Saxonwold, 2132,

so as to reach the Transfer Secretaries by no later than 48 (forty eight) hours before the Shareholders’ Meeting that is to be held on Friday, 18 August 2023 at 2:00 p.m. (South Africa Standard Time) (or immediately before the conclusion or adjournment of the Shareholders’ Meeting), i.e., by 2:00 p.m. on Wednesday, 16 August 2023, so as to assist AGA to timeously verify the identity of the AGA Shareholders and their proxies who wish to participate by electronic communication at the Shareholders’ Meeting.

2.2.
The Form of Proxy (yellow) may, however, be handed to the chairman of the Shareholders’ Meeting, at any time before the commencement of the voting on the applicable matter at the Shareholders’ Meeting.

2.3.	Surrender of Documents of Title

You must not complete the attached Form of Surrender and Transfer (blue).

2.4.	Operation of the Reorganisation

Subject to paragraph 8 (Dissenting AGA Shareholders’ Appraisal Rights), should the Reorganisation become unconditional and be implemented, then irrespective of whether you voted in favour of Special Resolution Number 1 and/or Special Resolution Number 2, you will have your accounts at your CSDP or Broker debited with your AGA Ordinary Shares and credited with NewCo Ordinary Shares. Should the Reorganisation not be implemented, you will retain your AGA Ordinary Shares and will not be entitled to receive any NewCo Ordinary Shares.

3.	IF YOU ARE A CERTIFICATED SHAREHOLDER

3.1.	To Participate in the Shareholders’ Meeting

3.1.1.	You may Participate in the Shareholders’ Meeting (or if you are a company or other body corporate be represented by a duly authorised person) by electronic communication as outlined in paragraph 4.

3.1.2.
Alternatively, if you do not wish to or are unable to Participate in the Shareholders’ Meeting and wish to be represented thereat, may appoint one or more proxies, who need not also be AGA Shareholders to Participate in your place by completing the Form of Proxy (yellow), in accordance with the instructions therein, and returning it together with proof of identification (i.e. valid South African identity document, driver’s license or passport) and authority to do so (where acting in a representative capacity), to the Transfer Secretaries, as follows:

3.1.2.1.	by email at proxy@computershare.co.za;

3.1.2.2.	by hand to Computershare Investor Services Proprietary Limited, 1st Floor, Rosebank Towers, 15 Biermann Avenue, Rosebank, Johannesburg 2196, South Africa; or

3.1.2.3.	by post to Computershare Investor Services Proprietary Limited, Private Bag X9000, Saxonwold, 2132,

so as to reach the Transfer Secretaries by no later than 48 (forty eight) hours before the Shareholders’ Meeting that is to be held on Friday, 18 August 2023 at 2:00 p.m. (South Africa Standard Time) (or immediately before the conclusion or adjournment of the Shareholders’ Meeting), i.e., by 2:00 p.m. on Wednesday, 16 August 2023, so as to assist AGA to timeously verify the identity of the AGA Shareholders and their proxies who wish to participate by electronic communication at the Shareholders’ Meeting.

3.1.3.	The Form of Proxy (yellow) may, however, be handed to the chairman of the Shareholders’ Meeting, at any time before the commencement of the voting at the Shareholders’ Meeting.

3.2.	Surrender of Documents of Title and Operation of the Reorganisation

3.2.1.	Should the Reorganisation become unconditional and be implemented:

3.2.1.1.	you will be required to surrender your Documents of Title in respect of all your AGA Ordinary Shares in order to receive the Reorganisation Consideration which will be in Dematerialised form; and

3.2.1.2.
you shall only be entitled to receive the Reorganisation Consideration owed to you once you have surrendered your Documents of Title in respect thereof. This is achieved by completing the attached Form of Surrender and Transfer (blue) in accordance with its instructions and returning it, together with the relevant Documents of Title, to the Transfer Secretaries to be received by no later than 12:00 p.m. (South Africa Standard Time) on the Reorganisation Consideration Record Date. Should you wish to expedite receipt of your Reorganisation Consideration, you are entitled to surrender your Documents of Title in anticipation of the Reorganisation being implemented, by completing the Form of Surrender and Transfer (blue) in accordance with the provisions contained in this paragraph 3.2.1.2 of this Circular. Documents of Title surrendered by you prior to the Operative Date, will be held in trust by the Transfer Secretaries, at your risk, pending the Reorganisation becoming unconditional. Should you surrender your Documents of Title in anticipation of the Reorganisation being implemented and the Reorganisation then is not implemented, the Transfer Secretaries shall, within 5 (five) Business Days of either the date upon which it becomes known that the Reorganisation will not be implemented or on receipt by the Transfer Secretaries of the required Documents of Title, whichever is the later, return the Documents of Title to you by registered post at your own risk.

3.2.2.
Once you have surrendered your Documents of Title, you will not be able to trade your AGA Ordinary Shares from the date that you surrender your Documents of Title in respect of those AGA Ordinary Shares until the Operative Date or, if the Reorganisation is not implemented, between the date of surrender and the date on which your Documents of Title are returned to you as set out in paragraph 3.2.1.2 of this Circular.

3.2.3.	If:

3.2.3.1.	you fail to surrender your Documents of Title by not completing and returning the Form of Surrender and Transfer (blue) in accordance with the instructions contained therein; or

3.2.3.2.	you fail to provide any account details, or provide incorrect account details, of your CSDP or Broker, into which your Scheme Reorganisation Consideration will be transferred in Dematerialised form, your Scheme Reorganisation Consideration will be transferred to an account in the name of Computershare Nominees, who will, subject to what is stated in paragraph 7.6 below of this Circular, hold the Reorganisation Consideration as the registered holder thereof, for and on your behalf, and you will become an Issuer Nominee Dematerialised NewCo Shareholder. For further detail in this regard, see paragraphs 7.6.5 and 7.6.6 below of this Circular.

3.2.4.
You should note that if the Reorganisation becomes unconditional and is implemented, you will have to surrender your Documents of Title in respect of your AGA Ordinary Shares in exchange for your Reorganisation Consideration, irrespective of whether you voted in favour of Special Resolution Number 1 and/or Special Resolution Number 2.

3.2.5.	If the Reorganisation is not implemented, you will retain your AGA Ordinary Shares and will not be entitled to receive any NewCo Ordinary Shares.

3.2.6.
If you wish to Dematerialise your AGA Ordinary Shares, please contact your CSDP or Broker. Although all NewCo Ordinary Shares will initially be issued in Dematerialised form, you do not need to Dematerialise your AGA Ordinary Shares to participate in the Reorganisation or to receive any NewCo Ordinary Shares in terms of the Reorganisation.

3.2.7.	No Dematerialisation or re-materialisation of AGA Ordinary Shares may take place:

3.2.7.1.	from the Business Day following the Reorganisation Last Day to Trade up to and including the Shareholders’ Meeting Voting Record Date in respect of the Shareholders’ Meeting; and

3.2.7.2.	if the Scheme becomes operative, on or after the Business Day following the Reorganisation Last Day to Trade.

3.2.8.
If your share certificates relating to the Reorganisation Consideration to be surrendered have been lost or destroyed and you are a Certificated AGA Shareholder, you should nevertheless return the Form of Surrender and Transfer (blue), duly signed and completed, to the Transfer Secretaries together with a duly completed indemnity form, which is obtainable from the Transfer Secretaries, as well as satisfactory evidence that the Documents of Title have been lost or destroyed.

3.2.9.
Under Strate directives, Dematerialised AGA Shareholders are required to elect to receive direct communication in the future, which includes but is not limited to the receipt of shareholder communication documentation. Such election will facilitate the direct communication by NewCo to such holders. AGA Shareholders who are currently Certificated AGA Shareholders and will be Dematerialised NewCo Shareholders are encouraged to make such election.

4.	ELECTRONIC PARTICIPATION AT THE SHAREHOLDERS’ MEETING

4.1.
AGA has appointed The Meeting Specialist Proprietary Limited (“TMS”) for purposes of hosting the Shareholders’ Meeting entirely by way of electronic communication and, in particular, for TMS to provide AGA and the AGA Shareholders with access to its electronic communication platform (the “Platform”) for purpose of enabling all of the AGA Shareholders, who are present at the Shareholders’ Meeting, to communicate concurrently with each other, without an intermediary, and to participate reasonably effectively in the Shareholders’ Meeting and exercise their voting rights at the Shareholders’ Meeting.

4.2.
Please also note that in order to attend and participate in the Shareholders’ Meeting, AGA Shareholders are required to be granted access to the Platform by TMS and any AGA Shareholder who wishes to attend the Shareholders’ Meeting is encouraged to contact TMS on proxy@tmsmeetings.co.za or +27 084 433 4836 / 081 711 4255 / 061 440 0654 as soon as possible, but not later than 2:00 p.m. (South Africa Standard Time) on Friday, 4 August 2023 to enable TMS to verify its/his/her identity and thereafter to grant that AGA Shareholder access to the Platform. Notwithstanding the foregoing, any AGA Shareholder who wishes to attend the Shareholders’ Meeting is entitled to contact TMS at any time prior to the conclusion of the Shareholders’ Meeting, in order to be verified and provided with access to the Platform by TMS. In order to avoid any delays in being provided with access to the Platform by TMS, AGA Shareholders are encouraged to contact TMS at their earliest convenience.

4.3.	Further details as to how you can Participate using electronic communication are set out in the Notice of Shareholders’ Meeting.

5.	IF YOU ARE A HOLDER OF AGA ADSs

If you are in any doubt as to what action to take, please consult your Broker, legal adviser, accountant, banker, financial adviser or other professional adviser immediately.

5.1.	To Participate in the Shareholders’ Meeting

5.1.1.	As a holder of AGA ADSs on the ADS Voting Record Date, you are entitled to instruct the ADS Depositary on how to vote the AGA Ordinary Shares that your AGA ADSs represent.

5.1.2.
If you are a registered holder of AGA ADSs, you should receive a voting instruction card from the ADS Depositary, which you should mark, sign and return to the ADS Depositary, to be received prior to 12:00 p.m. (Eastern Standard Time) on Tuesday, 8 August 2023 (the “ADS Instruction Date”). If you hold AGA ADSs in a securities account through a broker or other securities intermediary, you should receive voting materials from your intermediary, which you should use to give voting instructions to your intermediary, to be received prior to the cut-off date and time specified in those materials (which will be earlier than the ADS Instruction Date above).

5.1.3.
If you do not timely provide the ADS Depositary or relevant broker or securities intermediary with voting instructions, the AGA Ordinary Shares underlying your AGA ADSs will not be counted to establish a quorum to open the Shareholders’ Meeting, voted in respect of the proposed resolutions, or taken into account in calculating whether the requisite majority required to approve Special Resolution Number 1 and Special Resolution Number 2 has been achieved.

5.1.4.	If you wish to attend, speak and vote at the Shareholders’ Meeting, you must:

5.1.4.1.	surrender your AGA ADSs to the ADS Depositary for cancellation;

5.1.4.2.	withdraw the AGA Ordinary Shares represented by your AGA ADSs from the custodian bank holding such AGA Ordinary Shares; and

5.1.4.3.
be recorded in the AGA Register as an AGA Shareholder on the Shareholders’ Meeting Voting Record Date. You should note that the ADS Depositary may charge a fee for the surrender of your AGA ADSs and the delivery of the AGA Ordinary Shares represented by your AGA ADSs. The amount of any such charge should be confirmed directly with the ADS Depositary.

5.1.5.	For more information on how to provide instructions in connection with the Shareholders’ Meeting, holders of AGA ADSs should refer to the notice and instructions provided by the ADS Depositary.

6.	FOREIGN SHAREHOLDERS

If you are a Foreign Shareholder, your attention is drawn to paragraph 7.6.12 (Foreign Shareholders) of this Circular for further details concerning the Reorganisation. The availability, and implications, of the Reorganisation may be affected by the laws of the relevant jurisdiction of a Foreign Shareholder. It is the responsibility of Foreign Shareholders to satisfy themselves as to the full observance of the laws and regulatory requirements of the relevant jurisdiction in connection with the Reorganisation, including the obtaining of any governmental, exchange control or other consents, the making of any filings which may be required, the compliance with other necessary formalities and the payment of any transfer or other taxes or other requisite payments due in such jurisdiction. If you are in any doubt as to what action to take, please consult your CSDP, Broker, legal adviser, accountant, banker, financial adviser or other professional adviser immediately.

7.	APPROVAL OF THE AGAH SALE AND THE SCHEME

7.1.
The AGAH Sale must be approved by AGA Shareholders by voting in favour of Special Resolution Number 1, being a special resolution to be adopted in accordance with Section 112(2) read with Section 115(2)(a) of the Companies Act, at the Shareholders’ Meeting and at which Shareholders’ Meeting sufficient AGA Shareholders are present (not being less than 3 (three) AGA Shareholders) to exercise, in aggregate, at least 25% (twenty five percent) of all the voting rights that are entitled to be exercised on Special Resolution Number 1. In order to be approved, Special Resolution Number 1 will require votes in favour representing at least 75% (seventy five percent) of the voting rights exercised at the Shareholders’ Meeting.

7.2.
The Scheme must be approved by AGA Shareholders by voting in favour of Special Resolution Number 2, being a special resolution to be adopted in accordance with Section 114 read with Section 115(2)(a) of the Companies Act, at the Shareholders’ Meeting and at which Shareholders’ Meeting sufficient AGA Shareholders are present (not being less than 3 (three) AGA Shareholders) to exercise, in aggregate, at least 25% (twenty five percent) of all the voting rights that are entitled to be exercised on Special Resolution Number 2. In order to be approved, Special Resolution Number 2 will require votes in favour representing at least 75% (seventy five percent) of the voting rights exercised at the Shareholders’ Meeting.

7.3.
AGA Shareholders are advised that, in accordance with Section 115(3) of the Companies Act, AGA may, in certain circumstances, not implement Special Resolution Number 1 and Special Resolution Number 2, despite the fact that they will have been adopted at the Shareholders’ Meeting, without the approval of a court or other competent authority. Please also see 7.14 (Court Approval) below. A copy of Section 115 of the Companies Act pertaining to the required approval for the AGAH Sale and the Scheme is set out in Annexure F attached to this Circular.

7.4.	No approval of the Spin-Off is being sought from AGA Shareholders or AGA ADS Holders.

8.	DISSENTING AGA SHAREHOLDERS’ APPRAISAL RIGHTS

8.1.
If an AGA Shareholders wishes to exercise his/her/its Appraisal Rights, that AGA Shareholder must give AGA written notice in terms of Section 164 of the Companies Act objecting to Special Resolution Number 1 and/or Special Resolution Number 2, at any time before Special Resolution Number 1 and Special Resolution Number 2 are to be voted on at the Shareholders’ Meeting.

8.2.
Within 10 (ten) Business Days after AGA has adopted Special Resolution Number 1 and Special Resolution Number 2, AGA must send a notice stating that Special Resolution Number 1 and/or Special Resolution Number 2 has been adopted, to each AGA Shareholder who gave AGA written notice of objection and has not withdrawn that notice and has voted against Special Resolution Number 1 and/or Special Resolution Number 2, as applicable.

8.3.
An AGA Shareholder who has given AGA written notice in terms of Section 164 of the Companies Act objecting to Special Resolution Number 1 and/or Special Resolution Number 2, and who has not withdrawn that notice and has voted against Special Resolution Number 1 and/or Special Resolution Number 2, as the case may be, and has complied with all of the procedural requirements set out in Section 164 of the Companies Act may, if Special Resolution Number 1 and Special Resolution Number 2 have been adopted, demand in writing within:

8.3.1.	20 (twenty) Business Days after receipt of the notice from AGA referred to above; or

8.3.2.
20 (twenty) Business Days after learning that Special Resolution Number 1 and Special Resolution Number 2 have been adopted, if the AGA Shareholder does not receive the notice from AGA referred to above, that AGA pays that AGA Shareholder the fair value (in terms of, and subject to, the requirements set out in Section 164 of the Companies Act) for all of the AGA Ordinary Shares held by that AGA Shareholder.

8.4.	A copy of Section 164 of the Companies Act referred to in this paragraph 8 is attached as Annexure G to this Circular.

8.5.
AGA ADS Holders do not have dissenting shareholders’ Appraisal Rights, except if they surrender their AGA ADSs to the ADS Depositary, pay the ADS Depositary’s fee for surrender of the AGA ADSs and become a registered holder of AGA Ordinary Shares prior to the Shareholders’ Meeting Voting Record Date.

9.	OTHER

The contents of this Circular do not purport to constitute personal legal advice or to comprehensively deal with the legal, regulatory and/or tax implications of the Reorganisation or any other matter for each AGA Shareholder. AGA Shareholders are, accordingly, advised to consult their professional advisers about their personal legal, regulatory and tax positions regarding the Reorganisation or any other matter and in particular the disposal of Scheme Shares and the receipt of the Reorganisation Consideration, as applicable.

INTERPRETATION AND DEFINITIONS

The headings in this Circular are for the purpose of convenience and reference only and shall neither be used in the interpretation of, nor modify, nor amplify the terms of this Circular. Unless a contrary intention clearly appears:

1.	the following terms shall have the meanings assigned to them hereunder and cognate expressions shall have corresponding meanings, namely:

1.1.	“ADS Depositary” means The Bank of New York Mellon which acts as the depositary in respect of the AGA ADS Program;

1.2.	“AGA” or “Company” means AngloGold Ashanti Limited (Registration No. 1944/017354/06), a public company duly incorporated in accordance with the company laws of South Africa;

1.3.	“AGA ADS Holder” means a registered holder of AGA ADSs;

1.4.	“AGA ADS Program” means the American Depositary Share Program of AGA governed by the AGA Deposit Agreement;

1.5.
“AGA ADSs” means American depositary shares representing AGA Ordinary Shares deposited or subject to deposit with the ADS Depositary under the AGA Deposit Agreement at a ratio of 1 (one) AGA Ordinary Share to 1 (one) such American depositary share, which are listed and traded on the NYSE;

1.6.	“AGA Board” means the directors of the Company, comprising, as at the Last Practicable Date, those persons whose names appear in section headed “Corporate Information and Advisers”;

1.7.	“AGA Ghana Shareholder” means the holders of the AGA Ordinary Shares on the Ghana branch of the AGA Register;

1.8.
“AGA GhDSs” means Ghanaian depositary shares representing AGA Ordinary Shares at a ratio of 1 (one) AGA Ordinary Share to 100 (one hundred) such Ghanaian depositary shares, which are listed and traded on the GhSE;

1.9.	“AGA GhDS Holder” means a holder of AGA GhDS;

1.10.
“AGA Deposit Agreement” means the amended and restated deposit agreement (dated as of 3 June 2008) entered into between AGA, the ADS Depositary and all owners and beneficial owners from time to time of AGA ADSs issued thereunder;

1.11.
“AGA Ordinary Shares” means the ordinary shares, with a par value of R0.25 (twenty five cents) each, in the issued share capital of AGA, which are listed for trading with ISIN No. ZAE 000043485 on, inter alia, the Main Board of the JSE;

1.12.
“AGA Register” means collectively AGA’s: (a) “securities register” as defined in section 1 of the Companies Act; and (b) “uncertificated securities register” as defined in section 1 of the Companies Act (which the Companies Act stipulates forms part of the “securities register”);

1.13.	“AGA Shareholders” means the holders of AGA Ordinary Shares, who are recorded as such in the AGA Register;

1.14.
“AGAH” means AngloGold Ashanti Holdings plc (Registration No. 001177V), a company duly incorporated in accordance with the company laws of the Isle of Man, which as of the Last Practicable Date is a wholly-owned subsidiary of AGA;

1.15.
“AGAH Sale” means the irrevocable offer by NewCo to AGA to purchase 100% (one hundred percent) of the shares in AGAH, and the present, non-binding intention of AGA to accept the Irrevocable Offer to Purchase, which if completed will constitute a disposal of all or the greater part of the assets or undertaking of AGA subject to approval under Chapter 5 of the Companies Act in terms of Section 112 and section 115(2)(b) of the Companies Act;

1.16.	“AGAH Sale Shares” means 100% (one hundred percent) of the issued share capital of AGAH;

1.17.	“Annexures” means the annexures to this Circular;

1.18.	“Appraisal Rights” means the dissenting shareholders’ appraisal rights remedy afforded to shareholders in terms of section 164 of the Companies Act;

1.19.	“Associate/s” means an associate in relation to either an individual or to a company;

1.20.	“ASX” means the Australian Securities Exchange;

1.21.	“ASX Delisting” means the termination of the listing of AGA from the ASX;

1.22.	“AUD” or “Australian Dollars” means the Australian Dollar, being the lawful currency of Australia;

1.23.
“A2X” means A2X Solutions Proprietary Limited (Registration No. 2021/439627/07), a private company duly incorporated in accordance with the company laws of South Africa, or where the context requires, the South African securities exchange known as the A2X Markets which is operated by A2X Solutions Proprietary Limited and which is licensed to operate as a securities exchange under the Financial Markets Act;

1.24.	“A2X Listing” means the proposed secondary inward listing of NewCo Ordinary Shares on the A2X;

1.25.	“Barclays” means Barclays Bank PLC, acting through its Investment Bank;

1.26.	“Beneficial Interest” means an interest in one fifth of an AGA Ordinary Share retained by a Former CDI Holder;

1.27.	“Broker” means any person registered as a “broker member equities” in terms of the rules of the JSE in accordance with the provisions of the Financial Markets Act;

1.28.	“Business Day” means any day other than a Saturday, Sunday or proclaimed public holiday in South Africa from time to time;

1.29.	“CDI” means CHESS depositary interest;

1.30.
“Certificated AGA Ordinary Shares” means issued AGA Ordinary Shares that have not been Dematerialised and to which title is evidenced by a physical document of title, including share certificates and certified transfer deeds;

1.31.	“Certificated AGA Shareholders” means holders of Certificated AGA Ordinary Shares;

1.32.
“Circular” means this bound document, dated 7 July 2023, including the Annexures hereto incorporating the Notice of Shareholders’ Meeting, Forms of Proxy (yellow), Form of Surrender and Transfer (blue);

1.33.	“Common Monetary Area” means South Africa, the Republic of Namibia and the Kingdoms of Lesotho and Eswatini;

1.34.	“Companies Act” means the South African Companies Act, No. 71 of 2008;

1.35.	“Companies Regulations” means the Companies Regulations, 2011, promulgated under the Companies Act;

1.36.
“Computershare” means Computershare Investor Services Proprietary Limited (Registration No. 2004/003647/07), a limited liability private company incorporated and registered under the laws of South Africa;

1.37.
“Computershare Nominees” means Computershare Nominees Proprietary Limited (Registration No. 1999/008543/07), a limited liability private company incorporated and registered under the laws of South Africa, being the nominee of Computershare’s CSDP;

1.38.	“Cravath, Swaine & Moore” means Cravath, Swaine & Moore LLP, DOS ID No. 2886667;

1.39.
“Credit Support Agreement” means an agreement titled “Credit Support Agreement” concluded or to be concluded between AGAH and AGA, in terms of which, inter alia, AGAH undertakes to provide and/or provides credit support to AGA by way of a loan facility to enable AGA to meet the requirements of the solvency and liquidity test (as set out in section 4 of the Companies Act);

1.40.	“CS Depositary” means Computershare Trust Company, N.A., a national association organised under the laws of the United States;

1.41.	“CS Depositary Nominee” means GTU Ops Inc., a Delaware corporation, operating as nominee to hold NewCo Ordinary Shares for the CS Depositary;

1.42.
“CSDP” means a central securities depository participant authorised by a licenced central securities depository to perform custody and administration services or settlement services or both, in terms of the central securities depository rules published in terms of the Financial Markets Act;

1.43.
“Dematerialised” means the process by which securities held in certificated form are converted to or held in electronic form as uncertificated securities and recorded in the sub-register of dematerialised shareholders, maintained by a CSDP and forming part of the AGA Register;

1.44.	“Dematerialised AGA Shareholders” means the AGA Shareholders who hold Dematerialised AGA Ordinary Shares;

1.45.	“Disclosure Package” means this Circular and the Pre-listing Statement, which shall be posted together;

1.46.	“Dissenting AGA Shareholder” means any AGA Shareholder who has exercised and/or is exercising their Appraisal Rights;

1.47.
“Documents of Title” means original versions of share certificates, transfer deeds, balance receipts or any other physical documents constituting or representing valid legal title to the AGA Ordinary Shares;

1.48.	“DTC” means The Depository Trust Company, a limited purpose trust company established under the New York Banking Law;

1.49.	“ENSafrica” means Edward Nathan Sonnenbergs Inc. (Registration No. 2006/018200/21), a personal liability company incorporated and registered under the laws of South Africa;

1.50.	“Exchange Control Regulations” means the Exchange Control Regulations of South Africa, promulgated in terms of section 9 of the South African Currency and Exchanges Act, No. 9 of 1933;

1.51.	“EY” means Ernst & Young Inc. (Registration No. 2005/002308/21), a personal liability company incorporated and registered under the laws of South Africa;

1.52.
“Financial Adviser” means AGA’s and/or NewCo’s (as the case may be) appointed financial advisers in respect of the Reorganisation, being Centerview Partners UK LLP (Company number OC345806), JPMorgan Chase Bank, N.A., Johannesburg Branch (Registration No. 2001/016069/10) and Rothschild and Co South Africa Proprietary Limited (Registration No. 1999/021764/07);

1.53.	“Form F-4” means the Registration Statement on Form F-4 (SEC File No. 333-272867) initially filed by NewCo with the SEC on 23 June 2023;

1.54.	“Former CDI Holder” means a holder of a CDI on the date of the ASX Delisting who as at the Shareholders’ Meeting Voting Record Date retains a Beneficial Interest in AGA Ordinary Shares;

1.55.	“Financial Markets Act” means the South African Financial Markets Act, No. 9 of 2012;

1.56.	“Firm Intention Announcement” means the firm intention announcement in respect of the Reorganisation, as released by AGA on SENS on Friday, 12 May 2023;

1.57.	“Foreign Shareholder” means an AGA Shareholder who is a non-resident of South Africa as contemplated in the Exchange Control Regulations;

1.58.	“Founder Share” means the 1 (one) NewCo Ordinary Share which AGA holds in NewCo as at the Last Practicable Date, which NewCo Ordinary Share was issued to AGA upon the incorporation of NewCo;

1.59.	“Fulfilment Date” means the date on which the last of the Reorganisation Conditions has been fulfilled or waived, as the case may be;

1.60.	“GBP” or “Pounds” means the British Pound Sterling, being the lawful currency of the United Kingdom;

1.61.	“Ghana” means the Republic of Ghana;

1.62.	“GhSE” means the Ghana Stock Exchange;

1.63.
“Group” means AGA and its Subsidiaries prior to the implementation of the Reorganisation and subsequent to the implementation of the Reorganisation, NewCo and its Subsidiaries, as the context requires;

1.64.	“HMRC” means His Majesty’s Revenue and Customs, being the tax authority of the United Kingdom;

1.65.	“IASB” means the International Accounting Standards Board;

1.66.	“IFRS” means the International Financial Reporting Standards, as issued by the IASB;

1.67.
“Implementation Agreement” means the agreement titled “Implementation Agreement” entered into on or about 12 May 2023 between AGA and NewCo, and as amended on 23 June 2023, in terms of which, inter alia, NewCo undertakes to co-operate with AGA to implement the Reorganisation;

1.68.	“Implementation Deadline” means the end of the third business day (or such other date as determined by the AGA Board) following the implementation of the Spin-Off;

1.69.	“Income Tax Act” or “ITA” means the South Africa Income Tax Act, No. 58 of 1962;

1.70.
“Independent Board” means those members of the AGA Board who AGA has indicated are to constitute the “independent board”, as contemplated in regulation 81(j) of the Companies Regulations, for the purposes of, inter alia, the Scheme (details of each of whom are included in Annexure E (Information on AGA Directors) attached to this Circular);

1.71.
“Independent Expert” means the independent expert appointed by the Board in terms of regulation 110 of the Takeover Regulations to provide the Independent Board with appropriate external advice in the form of the Independent Expert Report, being Barclays;

1.72.
“Independent Expert Report” means the report prepared by the Independent Expert in accordance with section 114 of the Companies Act and regulation 90 and 110 of the Takeover Regulations, and attached as Annexure A to this Circular;

1.73.	“Independent External Auditor” means each of AGA’s and NewCo’s appointed independent auditor, being PwC;

1.74.	“Independent Reporting Accountant” means each of AGA’s and NewCo’s appointed independent reporting accountant, being EY;

1.75.
“Irrevocable Offer to Purchase” means the document titled “Irrevocable Offer to Purchase”, signed by NewCo and delivered to AGA on or about 12 May 2023, in terms of which, inter alia, NewCo irrevocably offers, in favour of AGA, to purchase all (and not part only) of the AGAH Sale Shares in consideration for the issue by NewCo to AGA of the NewCo Notes;

1.76.
“Issuer Nominee Dematerialised NewCo Shareholder” means if the Reorganisation becomes unconditional and is implemented, AGA Shareholders who, prior to implementation of the Reorganisation and whilst they were Certificated AGA Shareholders, (a) failed to complete and return a Form of Surrender and Transfer (blue) in accordance with the instructions contained therein; or (b) in the Form of Surrender and Transfer (blue) failed to provide any account details, or provided incorrect account details, of a CSDP or Broker, into which the relevant NewCo Ordinary Shares were to be transferred and on whose behalf Computershare Nominees will hold the Reorganisation Consideration until such person appoints a CSDP or Broker and provides such details to Computershare Nominees with an instruction to transfer the Reorganisation Consideration;

1.77.
“JSE” means the JSE Limited (Registration No. 2005/022939/06), a public company duly incorporated in South Africa and which is licensed to operate as a securities exchange under the Financial Markets Act;

1.78.	“JSE Listing” means the proposed secondary inward listing of the NewCo Ordinary Shares on the JSE;

1.79.	“JSE Listings Requirements” means the listings requirements of the JSE, as published from time to time by the JSE;

1.80.	“JSE Sponsor” means The Standard Bank of South Africa Limited (Registration No. 1962/000738/06), a public company incorporated and registered under the laws of South Africa;

1.81.	“Last Practicable Date” means 15 June 2023, being the last practicable date before the issue of this Circular;

1.82.	“Legal Advisers” means each of AGA’s and NewCo’s appointed legal advisers, being ENSafrica, Cravath, Swaine & Moore or Slaughter and May, as the context may require;

1.83.
“Longstop Date” means 29 February 2024 or such later date that the AGA and NewCo may agree to in writing prior to such date, being the date by which all the Reorganisation Conditions must be fulfilled (or, where appropriate, waived);

1.84.
“Material Adverse Effect” means any change, event, effect, fact, circumstance, development or occurrence (whether known, unknown or reasonably foreseeable by AGA on the signature date of the Implementation Agreement, and including any change, event, effect, fact, circumstance, development or occurrence relating to taxation) that, individually or in the aggregate with other changes, events, effects, facts, circumstances, developments or occurrences, in the reasonable opinion of AGA (a) relates to the Reorganisation and decreases, or could reasonably be expected to decrease, the free cash flow of the Group by at least USD 150,000,000 (one hundred and fifty million Dollars), (b) prevents or impairs or delays (for a period of at least 60 (sixty) days), or could reasonably be expected to prevent or impair or delay (for a period of at least 60 (sixty) days), the implementation of the Reorganisation or the ability of either AGA or NewCo to perform its obligations under the Implementation Agreement, or (c) increases, or could reasonably be expected to increase, the costs to the Group of implementing the Reorganisation by at least USD 150,000,000 (one hundred and fifty million Dollars);

1.85.
“Mineral Resource and Mineral Reserve Report” means the report titled “Mineral Resource and Mineral Reserve Report” as at 31 December 2022, an annual report prepared by AGA in terms of paragraph 12.13 of the JSE Listings Requirements;

1.86.	“NewCo” means AngloGold Ashanti plc (Registration No. 14654651), a public company duly incorporated in accordance with the laws of England and Wales;

1.87.	“NewCo Board” means the board of directors of NewCo, comprising, as at the Last Practicable Date, those persons whose names appear in section headed “Corporate Information and Advisers”;

1.88.
“NewCo GhDSs” means Ghanaian depositary shares representing NewCo Ordinary Shares at a ratio of 1 (one) NewCo Ordinary Share to 100 (one hundred) such Ghanaian depositary shares, which are to be listed and traded on the GhSE;

1.89.
“NewCo Notes” means zero coupon unsecured loan notes, which have an aggregate face value equal to the fair market value of the AGAH Sale Shares (as determined pursuant to the Irrevocable Offer to Purchase), to be issued by NewCo to AGA;

1.90.	“NewCo Ordinary Shares” means ordinary shares with a nominal value of USD 1 (one Dollar) each in the share capital of NewCo;

1.91.	“NYSE” means the New York Stock Exchange;

1.92.	“NYSE Listing” means the proposed primary listing of the NewCo Ordinary Shares on the NYSE;

1.93.
“Operative Date” means the date, after the Fulfilment Date, on which the Scheme is to be implemented, being the later of: (a) 25 September 2023; (b) the day after the date, if any, on which the AGAH Sale has been implemented (which sale, it is recorded, shall occur after the Spin-Off Completion); or (c) such other date as may be agreed in writing between AGA and NewCo;

1.94.	“Own Name Registration” means the recordal by the CSDP, in the sub-register kept by the CSDP, of Dematerialised AGA Ordinary Shares in the name of the Dematerialised AGA Shareholder;

1.95.	“Participate” means to attend, speak and vote at the Shareholders’ Meeting in person or remotely by electronic communication;

1.96.
“Pre-listing Statement” means the South African pre-listing statement posted by NewCo dated 7 July 2023, including all annexures and attachments thereto, which was prepared by NewCo in accordance with the JSE Listings Requirements for the purpose of the JSE Listing;

1.97.	“PwC” means PricewaterhouseCoopers Inc. (Registration No. 1998/012055/21), a personal liability company incorporated and registered under the laws of South Africa;

1.98.	“Redeemable Preference Shares” means 50,000 (fifty thousand) non-voting redeemable preference shares with a nominal value of GBP 1 (one Pound) each issued in the share capital of NewCo;

1.99.
“Reorganisation” means the series of inter-conditional transaction steps (which will be implemented in the following sequence being the Spin-Off, the AGAH Sale and the Scheme), in order to procure that, following implementation of the foregoing, NewCo is established as the new holding company of the Group, with its primary listing on the NYSE and with secondary inward listings on the JSE and the A2X and a secondary listing on the GhSE;

1.100.	“Reorganisation Conditions” means the suspensive conditions to which the completion of the Reorganisation is subject, as set out in paragraph 7.2 of this Circular;

1.101.	“Reorganisation Consideration” means collectively the Scheme Consideration Shares and the Spin-Off Shares;

1.102.
“Reorganisation Consideration Record Date” means 5:00 p.m. (South Africa Standard Time) on the date upon which an AGA `Shareholder must be recorded in the AGA Register, in order to participate in the Spin-Off and the Scheme and to consequently receive the Spin-Off Shares and the Scheme Consideration Shares, being the “record date” set by the AGA Board for such purpose in terms of section 59(1) of the Companies Act and the JSE Listings Requirements;

1.103.	“SARB” means the South African Reserve Bank;

1.104.
“Scheme” means the scheme of arrangement in terms of section 114 read with section 115 of the Companies Act, to be proposed by AGA to the AGA Shareholders, in terms of which the Scheme Participants will exchange their Scheme Shares for the right and obligation to receive, ipso facto and without any action on the part of such Scheme Participants, the respective pro rata portions of the Scheme Consideration Shares;

1.105.	“Scheme Consideration Shares” means such number of new NewCo Ordinary Shares as equate to the total number of Scheme Shares less the total number of Spin-off Shares;

1.106.
“Scheme Participants” means the AGA Shareholders who are recorded as such in the AGA Register on the Reorganisation Consideration Record Date and are entitled to receive the Scheme Consideration Shares, being those AGA Shareholders who are registered as such in the AGA Register at the Reorganisation Consideration Record Date and who, by the Reorganisation Consideration Record Date, either:

1.106.1.	have not timeously delivered an Appraisal Rights demand to AGA in terms of section 164(5) to (8) of the Companies Act; or

1.106.2.	have timeously delivered an Appraisal Rights demand to AGA in terms of section 164(5) to (8) of the Companies Act but have had their rights reinstated in terms of section 164(10) of the Companies Act;

1.107.	“Scheme Shares” means all of the AGA Ordinary Shares held by the Scheme Participants at the Reorganisation Consideration Record Date;

1.108.	“SEC” means the Securities and Exchange Commission of the United States;

1.109.	“Securities Act” means the U.S. Securities Act of 1933;

1.110.	“SENS” means the Stock Exchange News Service of the JSE;

1.111.
“Shareholders’ Meeting” means the meeting of the AGA Shareholders that will be held entirely by way of electronic communication on Friday, 18 August 2023 at 2:00 p.m. (South Africa Standard Time) or such other postponed date and time or location as determined in accordance with the provisions of the AGA Memorandum of Incorporation, the Companies Act and the JSE Listings Requirements, at which AGA Shareholders will be requested to consider and, if deemed fit, to pass, with or without modification, the resolutions set out in the Notice of Meeting of Shareholders attached to this Circular;

1.112.	“Slaughter and May” means Slaughter and May, an English general partnership whose offices are at One Bunhill Row, London EC1Y 8YY;

1.113.	“South Africa” means the Republic of South Africa;

1.114.
“Spin-Off” means the distribution in specie to all the Scheme Participants, pursuant to which AGA will direct NewCo, its wholly owned subsidiary, to issue 46,000 (forty six thousand) NewCo Ordinary Shares to such Scheme Participants on a pro rata basis, with the Spin-Off Subscription Consideration paid by AGA;

1.115.	“Spin-Off Completion” shall have the meaning ascribed thereto in paragraph 7.12.1.3;

1.116.	“Spin-Off Shares” means 46,000 (forty six thousand) NewCo Ordinary Shares;

1.117.
“Spin-Off Subscription Date” means the date, after the Fulfilment Date, on which the Spin-Off Shares Subscription is to be implemented, being the later of: (a) 22 September 2023; or (b) such other date as may be agreed in writing between AGA and NewCo (which date may not be before the date referred in (a));

1.118.
“Spin-Off Shares Subscription” means the transaction in terms of which AGA will subscribe for the Spin-Off Shares in consideration for the payment by AGA of an amount equal to the Spin-Off Subscription Consideration;

1.119.	“Spin-Off Subscription Consideration” means USD 46,000 (forty six thousand Dollars) to be paid by AGA to NewCo in consideration for the Spin-Off Shares;

1.120.	“Sponsors” means each of the Transaction Sponsor and the JSE Sponsor, as the context may require;

1.121.
“Strate” means, as appropriate, the electronic clearing and settlement system for transactions that take place on the JSE and A2X which is managed by Strate Proprietary Limited (Registration Number: 1998/022242/07), a private company duly incorporated in accordance with the laws of South Africa;

1.122.
“Subsidiary” means a subsidiary of a company as contemplated by section 3 of the Companies Act including, for the avoidance of doubt, entities registered and incorporated outside of South Africa which would otherwise constitute a subsidiary if such entities were registered and incorporated in South Africa;

1.123.	“Takeover Regulations” means the Takeover Regulations set forth in chapter 5 (Fundamental Transactions and Takeover Regulations) of the Companies Regulations;

1.124.	“Tax Adviser” means Bowmans Inc. (Registration No. 1998/021409/21), a personal liability company incorporated and registered under the laws of South Africa;

1.125.	“Transaction Advisers” means collectively the Financial Advisers, Transaction Sponsor, JSE Sponsor, Independent Reporting Accountant, Tax Adviser and Legal Advisers;

1.126.
“Transaction Sponsor” means J.P. Morgan Equities South Africa Proprietary Limited (Registration No. 1995/011815/07), a private company incorporated and registered under the laws of South Africa, in its capacity as transaction sponsor;

1.127.
“Transfer Secretaries” means Computershare Investor Services Proprietary Limited (Registration No. 2004/003647/07), a private company incorporated under the company laws of South Africa, in its capacity as transfer secretary of AGA;

1.128.	“TRP” or “Takeover Regulation Panel” means the Takeover Regulation Panel, established by section 196 of the Companies Act;

1.129.	“United Kingdom” or “UK” or “U.K.” means the United Kingdom of Great Britain and Northern Ireland, as constituted from time to time;

1.130.	“United States” or “US” or “U.S.” means the United States of America;

1.131.	“USD” or “Dollar” or “US$” or “$” or “U.S. dollars” means the United States Dollar, being the lawful currency of the United States;

1.132.	“U.S. Exchange Agent” means Computershare Trust Company, N.A., a national association organised under the laws of the United States;

1.133.	“Voting Last Day to Trade” means the last day to trade in AGA Ordinary Shares in order to be recorded in the AGA Register on the Voting Record Date, being Monday, 7 August 2023;

1.134.
“Voting Record Date” or “Shareholders’ Meeting Voting Record Date” means the date on which AGA Shareholders must be recorded in the AGA Register in order to be eligible to attend and vote at the Shareholders’ Meeting, being Friday, 11 August 2023; and

1.135.	“ZAR” or “Rand” or “R” means the South African Rand, being the lawful currency of South Africa.

Notes

In this Circular, unless the context indicates a contrary intention:

1.
any word or expression defined in the JSE Listings Requirements, the Companies Act and/or the Takeover Regulations and not expressly defined in this Circular shall have the meaning given in the JSE Listings Requirements, the Companies Act and/or the Takeover Regulations (as applicable);

2.	headings are to be ignored in construing this Circular;

3.	words importing:

3.1	any one gender include the other of masculine, feminine and neuter;

3.2	the singular include the plural and vice versa; and

3.3	natural persons include created entities (corporate or unincorporate) and the state and vice versa;

4.	if figures are referred to in numerals and in words in this Circular and if there is any conflict between the two, the words shall prevail;

5.	expressions defined in the main body of this Circular shall bear the same meanings in schedules and/or annexures to this Circular which do not themselves contain their own conflicting definitions.

6.	references to a paragraph or Annexure are to a paragraph of, or Annexure to, this Circular;

7.	any reference to a time of day is a reference to South Africa Standard Time (SAST), unless a contrary indication appears;

8.	a reference to any statute or statutory provision shall be construed as a reference to the same as it may have been, or may from time to time be, amended, modified, replaced or re-enacted;

9.	a reference to any other document referred to in this Circular is a reference to that other document as amended, revised, varied, novated or supplemented at any time;

10.
where any number of days is prescribed, those days shall be reckoned exclusively of the first and inclusively of the last day unless the last day falls on a day which is not a Business Day, in which event the last day shall be the next succeeding Business Day;

11.
the use of the word including, include/s, in particular or any similar such word followed by a specific example/s shall not be construed as limiting the meaning of the general wording preceding it and the eiusdem generis rule shall not be applied in the interpretation of such general wording or such specific example/s; and

12.
references to law or regulation or any similar such word shall be deemed to include the rules of any stock exchange by which AGA and NewCo are bound, and specifically includes the JSE Listings Requirements.

SALIENT DATES AND TIMES

The definitions and interpretations commencing on page 19 of this Circular apply, unless the context clearly indicates otherwise, to this section on Salient Dates and Times.

Key action	Day	2023
Date on which AGA Shareholders must be recorded in the AGA Register to receive this Circular	Friday	30 June
Posting of Circular to AGA Shareholders and Notice of the Shareholders’ Meeting released on SENS	Friday	7 July
ADS Voting Record Date	Tuesday	11 July
Last day to trade in AGA Ordinary Shares in order to be recorded in the AGA Register on the Voting Record Date (Voting Last Day to Trade)	Monday	7 August
Voting Record Date for AGA Shareholders to be recorded in the AGA Register in order to be eligible to vote at the Shareholders’ Meeting (Shareholders’ Meeting Voting Record Date)	Friday	11 August
Forms of Proxy for the Shareholders’ Meeting are requested to be lodged by 2:00 p.m. (South Africa Standard Time)	Wednesday	16 August
Last date and time for AGA Shareholders to give notice to AGA objecting to Special Resolution Number 1 and/or Special Resolution number 2 in terms of section 164 of the Companies Act, at any time before the voting on Special Resolution Number 1 and/or Special Resolution Number 2 takes place
	Friday	18 August
Shareholders’ Meeting at 2:00 p.m. (South Africa Standard Time)	Friday	18 August
Results of Shareholders’ Meeting released on SENS	Monday	21 August
Results of Shareholders’ Meeting published in the South African press	Tuesday	22 August
If the Reorganisation is approved by AGA Shareholders at the Shareholders’ Meeting:
Last day for AGA Shareholders who voted against the Scheme and/or AGAH Sale to require AGA to seek court approval for the Scheme and/or AGAH Sale in terms of section 115(3)(a) of the Companies Act	Friday	25 August
Last day for AGA to send notice of adoption of Special Resolution Number 1 and/or Special Resolution number 2 to Dissenting AGA Shareholders, in accordance with section 164(4) of the Companies Act	Friday	1 September
Last day for an AGA Shareholder who voted against the Scheme and/or AGAH Sale to apply to court for leave to apply for a review of the Scheme and/or AGAH Sale in terms of section 115(3)(b) of the Companies Act
	Friday	1 September
Last day for an AGA Shareholder who gave notice to AGA objecting to the Scheme and/ or AGAH Sale in terms of section 164 of the Companies Act, to make a demand against AGA as contemplated in section 164(7) of the Companies Act (assuming AGA provides the notice contemplated in section 164(4) of the Companies Act on the last possible day)
	Friday	29 September

The following dates assume that no court approval or review of the Scheme and/or AGAH Sale is required and will be confirmed in the Finalisation Date announcement if the Scheme and/or AGAH Sale becomes unconditional:

Finalisation Date announcement released on SENS (Reorganisation unconditional in every respect) by 10:00 a.m. (South Africa Standard Time)	Tuesday	12 September
Finalisation Date announcement published in the South African press	Wednesday	13 September
Last Day to Trade in AGA Ordinary Shares in order to receive the NewCo Ordinary Shares to be issued pursuant to the Reorganisation (Reorganisation Last Day to Trade)	Tuesday	19 September
Trading of AGA Ordinary Shares on the JSE and A2X is suspended	Wednesday	20 September
Secondary inward listing of NewCo (NewCo Ordinary Shares) ISIN GB00BRXH2664 with alpha code: ANG and short name “ANGGOLD” on the JSE and A2X with effect from the commencement of business (9:00 a.m. South Africa Standard Time)
	Wednesday	20 September
Record Date on which AGA Shareholders must be recorded in the AGA Register to receive the NewCo Ordinary Shares to be issued pursuant to the Reorganisation (Reorganisation Consideration Record Date)	Friday	22 September
Scheme Operative Date / Implementation date of the Reorganisation	Monday	25 September
NewCo Ordinary Shares issued and shareholder accounts with CSDPs / brokers credited with NewCo Ordinary Shares	Tuesday	26 September
Listing of AGA Ordinary Shares on the JSE terminated	Wednesday	27 September

Notes

1.
All dates and times in respect of the Reorganisation are subject to change by mutual agreement between AGA and NewCo and/or, to the extent required, obtaining the approval of the JSE, NYSE and the Takeover Regulation Panel. The dates have been determined based on assumptions regarding the dates by which certain regulatory approvals will be obtained and that no court approval or review of the Reorganisation will be required. Any change to the dates and times will be released on SENS and filed or furnished with the SEC.

2.
As the salient dates and times are subject to change, they may not be regarded as consent or dispensation for any time periods which may be required in terms of the Companies Act or the Companies Regulations, where applicable, and any such consents or dispensations must be specifically applied for and granted.

3.
If the Shareholders’ Meeting is adjourned or postponed, Forms of Proxy (yellow) submitted for the initial Shareholders’ Meeting will remain valid in respect of any adjournment or postponement of the Shareholders’ Meeting.

4.
AGA Shareholders should note that as transactions in AGA Ordinary Shares are settled in the electronic settlement system used by Strate, settlement of trades takes place 3 (three) Business Days after such trade. Therefore, persons who acquire AGA Ordinary Shares after the Voting Last Day to Trade (expected to be Monday, 7 August 2023) will not be eligible to vote at the Shareholders’ Meeting.

5.	If the Scheme and/or AGAH Sale is implemented, AGA Ordinary Shares may not be Dematerialised or rematerialised after the Reorganisation Last Day to Trade (expected to be Tuesday, 19 September 2023).

6.	All times given in this Circular are, unless the context indicates to the contrary, a reference to (South Africa Standard Time).

7.
For the timetable relating to AGA ADSs, AGA ADS Holders should refer to the Form F-4 and the notice and instructions provided by the ADS Depositary. Holders of AGA ADSs in a securities account through a broker or other securities intermediary should refer to the Form F-4 and the notice and instructions provided by their intermediary.

AngloGold Ashanti Limited (Incorporated in the Republic of South Africa) Registration number: 1944/017354/06 Ordinary share code: ANG ISIN: ZAE000043485 (“AGA” or the “Company”)	AngloGold Ashanti plc (Incorporated in England and Wales) Company number: 14654651 Ordinary share code: ANG ISIN: GB00BRXH2664 (“NewCo”)

COMBINED CIRCULAR TO AGA SHAREHOLDERS

1.	INTRODUCTION

1.1.	On 12 May 2023, AGA announced the Reorganisation, comprising the three sequential, separate and inter-conditional transaction steps consisting of:

1.1.1.	Spin-Off

AGA effecting a distribution in specie to the Scheme Participants as at the Reorganisation Consideration Record Date, pursuant to which AGA will direct NewCo, its wholly-owned Subsidiary at that time, to issue the Spin-Off Shares to the Scheme Participants on a pro rata basis with the aggregate subscription price of USD 46,000 (forty six thousand Dollars) paid by AGA;

1.1.2.	AGAH Sale

NewCo having made an irrevocable offer to AGA to purchase 100% (one hundred percent) of the issued shares in AGAH. It is the present, non-binding intention of AGA to accept the Irrevocable Offer to Purchase; and

1.1.3.	Scheme

AGA implementing a scheme of arrangement in terms of Section 114(1) read with Section 115 of the Companies Act between AGA and the AGA Shareholders, proposed by the AGA Board whereby NewCo will acquire all of the issued AGA Ordinary Shares from the AGA Shareholders in consideration for the right and obligation to receive, ipso facto and without any action on the part of such AGA Shareholders, the respective pro rata portions of the Scheme Consideration Shares.

1.2.	Upon completion of the Reorganisation, NewCo will be the listed parent company of the Group and each of AGA and AGAH will be a direct, wholly-owned Subsidiary of NewCo.

1.3.
AGA and NewCo have entered into the Implementation Agreement, in relation to, amongst other things, the Spin-Off and the Scheme, and NewCo made, and delivered to AGA, the Irrevocable Offer to Purchase, in relation to the AGAH Sale on, 12 May 2023.

1.3.1.
The Implementation Agreement contains, amongst other things, the Reorganisation Conditions, provisions regarding the implementation of the Reorganisation, and certain representations and warranties given by each of AGA and NewCo.

1.3.2.
The Irrevocable Offer to Purchase sets out, amongst other things, the terms of NewCo’s irrevocable offer to AGA to purchase 100% (one hundred percent) of the shares in AGAH in consideration for the issue of the NewCo Notes.

1.4.
The implementation of the Reorganisation is subject to the fulfilment or waiver, as the case may be, of the Reorganisation Conditions (as described in paragraph 7.2 (Reorganisation Conditions)) including, amongst others, approval of the AGAH Sale and the Scheme by the AGA Shareholders in terms of Special Resolution Number 1 and Special Resolution Number 2 respectively. If all of the Reorganisation Conditions are not fulfilled or fulfilment is not waived (to the extent permitted by applicable law and the Implementation Agreement), as the case may be, by the Longstop Date, the Reorganisation will not be implemented and the AGA Shareholders, AGA ADS Holders and AGA GhDS Holders will retain their AGA Ordinary Shares, AGA ADSs and AGA GhDSs, respectively.

1.5.
As a result of the Reorganisation, each Scheme Participant will own one NewCo Ordinary Share for each AGA Ordinary Share held on the Reorganisation Consideration Record Date, and the existing AGA Shareholders will hold the same percentage of NewCo Ordinary Shares as they held of AGA Ordinary Shares on the Reorganisation Consideration Record Date (subject to any adjustments to reflect the exercise of Appraisal Rights as contemplated in paragraph 7.11 (Dissenting AGA Shareholders’ Appraisal Rights)). Based on the current number of issued AGA Ordinary Shares, NewCo will issue up to approximately 419,612,543 NewCo Ordinary Shares in the Reorganisation (subject to the aforesaid adjustments to reflect the exercise of Appraisal Rights). NewCo will have sufficient authority to allot and issue the Spin-Off Shares and the Scheme Consideration Shares to the Scheme Participants.

1.6.
The NewCo Ordinary Shares to be issued pursuant to the Reorganisation will have a primary listing on the NYSE and secondary inward listings on the JSE, and the A2X and a secondary listing on the GhSE. Additionally, NewCo expects the NewCo GhDSs to be listed on the GhSE. Following the implementation of the Reorganisation, the AGA Ordinary Shares will be delisted from the JSE in terms of paragraph 1.17(b) of the JSE Listings Requirements and AGA will procure the delisting of the AGA Ordinary Shares from the A2X and the delisting of the AGA Ordinary Shares and the AGA GhDSs from the GhSE. The AGA ADSs will also be delisted from the NYSE and the AGA ADS Program will be terminated upon completion of the Reorganisation. Additionally, AGA resolved to terminate its listing on the ASX regardless of whether the Reorganisation is implemented. AGA received approval to voluntarily delist from the ASX (which occurred on or about 27 June 2023).

1.7.	For a full understanding of the Reorganisation, this Circular should be read in its entirety.

2.	PURPOSE OF THIS CIRCULAR

The purpose of this Circular is to:

2.1.
provide AGA Shareholders with information regarding the Reorganisation, including the background and rationale for the Reorganisation, and the manner in which they may have their vote recorded in relation to the Reorganisation;

2.2.	set out the salient terms and conditions of the Reorganisation by which all AGA Shareholders will be bound should the Reorganisation become effective;

2.3.	provide AGA Shareholders with the Independent Expert Report in respect of the Reorganisation, prepared in terms of Sections 114(2) and 114(3) of the Companies Act and Regulations 90 and 110(1);

2.4.
advise AGA Shareholders of the Independent Board’s recommendation in respect of the Reorganisation (regard being had to the Independent Expert Report) in order to enable AGA Shareholders to make an informed decision as to whether or not they should vote in favour of Special Resolution 1, Special Resolution 2 and any other special and ordinary resolutions to be proposed at the Shareholders’ Meeting;

2.5.	provide notice of the Shareholders’ Meeting to be convened for the AGA Shareholders to consider and, if deemed fit, approve the resolutions set out in the Notice of Shareholders’ Meeting; and

2.6.	inform Dissenting AGA Shareholders of their rights and the manner in which such rights may be exercised.

3.	BACKGROUND REGARDING AGA

3.1.
AGA is an independent, global gold mining company with a diverse portfolio of operations projects, and exploration activities across nine countries on four continents. AGA is headquartered in Johannesburg, South Africa. AGA has developed a high-quality, well-diversified asset portfolio, including production from seven countries (Argentina, Australia, Brazil, the Democratic Republic of Congo, Ghana, Guinea and Tanzania) supported by greenfield projects in the United States and Colombia along with a focused global exploration program. While gold is its principal product, AGA also produces silver (Argentina) and sulfuric acid (Brazil) as by-products.

3.2.
AGA (formerly AngloGold Limited) was incorporated in South Africa in 1944 under the name of Vaal Reefs Exploration and Mining Company Limited and AGA operates under the Companies Act and has been listed on the Main Board of the JSE since 1998. On 26 April 2004, AGA acquired the entire issued share capital of Ashanti Goldfields Company Limited and changed its name to AngloGold Ashanti Limited on the same day.

4.	BACKGROUND REGARDING NEWCO

4.1.
NewCo was incorporated as a private limited company under the laws of England and Wales on 10 February 2023, under the name “AngloGold Ashanti (UK) Limited, and was re-registered as a public limited company with the name “AngloGold Ashanti plc” on Thursday, 22 June 2023 for the purposes of carrying out the Reorganisation.

4.2.
NewCo, a wholly-owned Subsidiary of AGA, was formed in order to facilitate the implementation of the Reorganisation, and has no operations and no material assets or liabilities other than in connection with the Reorganisation. NewCo does not currently own any shares or securities in any entity.

4.3.
As of the Last Practicable Date, NewCo has not paid any remuneration to the current or proposed NewCo non- executive directors or the proposed NewCo management. Under English law, following the Reorganisation, NewCo will be required to compensate its directors in accordance with a shareholder approved remuneration policy, which will be presented to NewCo shareholders at the first annual general meeting following the Reorganisation. It is expected that NewCo’s proposed remuneration policy will mirror that of AGA, subject to any changes necessary to reflect English law, or that the NewCo Compensation and Human Resources Committee determines to be necessary to align the policy with applicable market practice and the new Group structure following the Reorganisation and that is in the best interests of NewCo and its shareholders (the “NewCo Remuneration Policy”).

4.4.
Prior to the approval of the NewCo Remuneration Policy, the remuneration paid to the members of the NewCo Board will not be subject to the requirements of any remuneration policy. However, the Group expects that such remuneration will be generally consistent with that provided for under AGA’s current remuneration policy.

5.	BACKGROUND REGARDING AGAH

5.1.
AGAH is a wholly owned subsidiary of AGA. The principal activity of AGAH is to act as a holding company for certain of AGA’s operations and assets located outside South Africa (other than certain of AGA’s operations and assets located in the United States).

5.2.
AGAH was incorporated on 10 January 1992, as a private limited company under the Isle of Man Companies Acts 1931 to 1986, under the name of S.M.I. Holdings Limited with company number 056961C. On 2 February 2004, S.M.I. Holdings Limited’s name was changed to AngloGold Holdings Limited in accordance with the provisions of the Isle of Man Companies Acts 1931 to 1993. On 6 February 2004, AngloGold Holdings Limited was converted to a public company and changed its name to become AngloGold Holdings plc on 10 February 2004. AngloGold Holdings plc’s name was changed to AngloGold Ashanti Holdings plc on 18 October 2005. On 17 July 2007, AngloGold Ashanti Holdings plc re-registered in the Isle of Man as a company incorporated and existing under the Isle of Man Companies Act 2006 with company number 001177V. On 1 December 2017, AngloGold Ashanti Holdings plc registered under the UK Companies Act 2006 as an overseas company with company number FC034822 having established a UK establishment in the United Kingdom with UK establishment number BR019915. As a result, AGAH transferred its tax residence from the Isle of Man to the United Kingdom. AGAH’s registered office is located at Falcon Cliff, Palace Road, Douglas, Isle of Man, IM2 4LB and its principal executive offices (UK establishment office) are located at 4th Floor, Communications House, South Street, Staines-upon-Thames, TW18 4PR, United Kingdom (Telephone +44 (0)203 968-3320).

6.	RATIONALE FOR THE REORGANISATION AND PROSPECTS

6.1.
The purpose of the Reorganisation is to enhance the Group’s strategic position. While the business carried out by the Group following the implementation of the Reorganisation will remain the same, AGA intends to change its primary listing from the JSE to the NYSE in connection with the Reorganisation. AGA believes that a primary listing on the NYSE will broaden the appeal of the Group to North American and international investors, which could generate incremental demand and share trading liquidity and improve valuation comparisons with North American industry peers. Additionally, NewCo’s incorporation in the United Kingdom will take the Group to a leading, low-risk jurisdiction where the Group already has a corporate presence.

6.2.
The AGA Board unanimously approved the proposal of the Reorganisation at a meeting held on 11 May 2023. In reaching its decision, the AGA Board consulted with AGA’s management and legal, financial and tax advisers, and considered a variety of factors, including the following:

6.2.1.	Enhancing access to deeper pools of capital

AGA believes that a change in primary listing to the NYSE will increase access and broaden appeal to North American and other international investors. AGA believes this enhanced position could generate incremental demand and share trading liquidity. AGA also expects the broader investment appeal and related shift in regulatory environment to enhance the Group’s strategic and financing flexibility.

6.2.2.	Improving the Group’s competitive position in line with its global peers

Major global gold mining peers with primary listings in North America have significantly higher valuations and greater trading liquidity on U.S. exchanges than the Group does. AGA believes that a change in primary listing to the NYSE will increase the Group’s proximity to North American institutional investors and analysts, which is expected to improve valuation comparisons to North American peers and enhance share trading liquidity.

6.2.3.	Redomiciling to a leading, low-risk jurisdiction where the Group has a corporate presence

As a result of the Reorganisation, all of the Group’s operating entities will be held under NewCo, a U.K.- incorporated entity subject to English corporate law. AGA believes this will provide an efficient legal, regulatory and tax framework for the Group and its shareholders which is expected to enhance strategic and financing flexibility thereby broadening the appeal of the Group to investors. AGA also expects to build upon the existing corporate infrastructure, relationships and knowledge of the Group in the United Kingdom, which stems from the management of AGAH, AGA’s principal holding company subsidiary, having been tax resident and headquartered there since 2017.

6.2.4.	Minimal disruption for existing stakeholders

In addition to a primary listing of the NewCo Ordinary Shares on the NYSE, NewCo will seek secondary inward listings on the JSE and A2X in South Africa and a secondary listing on the GhSE in Ghana. As a result, the Group will continue to build upon established listings and pools of liquidity. Furthermore, the Group proposes no changes to the membership of the board or to management, who remain focused on executing the Group’s strategy. The Reorganisation is not expected to result in any job losses, and certain core corporate functions servicing the Group are expected to maintain a presence in South Africa. In addition, the transaction costs and expenses of implementing the Reorganisation and the NewCo Notes Distribution (as referred to in 7.12.4.2 (below)), which are largely tied to factors such as the fair market value of AGAH (which in turn is related to, and driven by factors similar to that which determine, AGA’s market capitalisation) and the ZAR/USD exchange rate, in each case on the Operative Date, are expected to be non-recurring. Based on current legislation, an assumed market capitalisation of AGA of ZAR 186,115 million, an AGA share price of ZAR 444 and a ZAR/USD exchange rate of 18.19, each as of 19 June 2023, these transaction costs and expenses are estimated to be approximately USD 482 million, representing approximately 5% (five percent) of the market capitalisation of AGA, consisting of tax costs payable in South Africa and Australia of approximately USD 422 million as well as transaction expenses. (See the paragraph entitled “Tax Consequences of the Reorganisation and the NewCo Notes Distribution for the Group” on paragraph 7.16 of this Circular).

6.2.5.	Continuity of shareholding structure

The Reorganisation will allow existing AGA Shareholders to maintain their investment in the Group in the same percentages as they held prior to the implementation of the Reorganisation (subject to any adjustments to reflect the exercise of Appraisal Rights (please see paragraph 7.11 (Dissenting AGA Shareholders’ Appraisal Rights)).

6.2.6.	Tax treatment

The Reorganisation is not expected to be subject to U.S. federal or South African income tax generally, or to U.K. income tax or corporation tax for Non-U.K. Holders (as defined below), and is expected to be broadly tax neutral for the Group on a going-forward basis, following the payment of one-off transaction taxes in South Africa and Australia. (See the paragraph entitled “Tax Consequences of the Reorganisation and the NewCo Notes Distribution for the Group” on paragraph 7.16 of this Circular).

6.2.7.	Accounting treatment

For accounting purposes, the Reorganisation does not result in a business combination as defined under IFRS 3 “Business Combinations”. This is because no party to the Reorganisation can be identified as an accounting acquirer in the transaction and the Reorganisation does not result in any change in ownership, economic substance or carrying values for the Group. As such, the consolidated financial statements of the successor (NewCo) will reflect that the Reorganisation is in substance a continuation of the Group and the consolidated financial statements of the predecessor (AGA) will become the comparative consolidated financial statements of that successor, adjusted for any reclassification between share capital and other reserves as of the Operative Date.

6.2.8.	The AGA Board also considered potential negative consequences and risks that may arise from the Reorganisation, including the following factors:

6.2.8.1.	Significant transaction costs and expenses

While the Group will incur significant nonrecurring transaction costs and expenses in connection with the implementation of the Reorganisation and the NewCo Notes Distribution, the Reorganisation is not expected to result in any significant cost savings or synergies for the Group, despite the other benefits outlined above; and

6.2.8.2.	Risk of failure to timely implement the Reorganisation

Failure to timely implement the Reorganisation could negatively affect the market price of AGA Ordinary Shares and AGA ADSs.

6.2.9.	However, the AGA Board concluded unanimously that the expected benefits of the Reorganisation outweigh the potential negative consequences and risks.

6.2.10.
This discussion of the information and factors considered by the AGA Board in making its decision is not intended to be exhaustive but includes the material factors considered by the AGA Board. The AGA Board did not consider it practicable to, nor did it attempt to, quantify, rank or otherwise assign relative weights to the specific factors it considered in reaching its decision, nor did it evaluate whether these factors were of equal importance. In addition, each member of the AGA Board may have given different weight to the various factors. The determination of the AGA Board was made after consideration of all of the factors together.

6.3.
The only relevant remaining South African subsidiaries and associates of the Group are AGA’s interest in Rand Refinery Proprietary Limited (42.41%), AGRe Insurance Company Limited (100%) and Agent K Proprietary Limited (16.95%), a company managing the silicosis settlement. In addition, AGA has certain “legacy” liabilities being the post-retirement medical obligation and the silicosis liability.

6.4.	AGA will be released from all guarantees regarding group debt and the Group (through AGAH and the CSA) will provide credit support to AGA post implementation and to the extent required.

6.5.	NewCo has not entered, and does not intend to enter, into any financing arrangements of the nature contemplated in regulation 106(6)(c) of the Companies Regulations.

6.6.
The foregoing discussion of the AGA Board’s consideration of the factors supporting the Reorganisation is forward- looking in nature. This information should be read in light of the factors discussed in the section entitled “Forward-Looking Statements”.

6.7.	The following simplified diagrams illustrate:

6.7.1.	the current structure of the Group; and

6.7.2.	the structure of the Group following the implementation of the Reorganisation.

The diagram below depicts, in simplified form, the organisational structure of the Group as it is expected to be immediately prior to the implementation of the Reorganisation.

AGA Shareholders
AngloGold Ashanti Limited ("AGA") *
Remaining SA Subsidiaries and Associates
AngloGold Ashanti plc ("NewCo")
AngloGold Ashanti Holdings plc ("AGAH")
International Subsidiaries
South Africa incorporated / South Africa tax resident
English incorporated / U.K. tax resident
Other jurisdiction incorporated / Other jurisdiction U.K. tax resident
* Denotes a listed entity

The diagram below depicts, in simplified form, the organisational structure of the Group as it is expected to be immediately following the implementation of the Reorganisation (i.e. post the implementation of the Spin-Off, the AGAH Sale and the Scheme).

AGA Shareholders
AngloGold Ashanti plc ("NewCo") *
AngloGold Ashanti Limited ("AGA")
Remaining SA Subsidiaries and Associates
AngloGold Ashanti Holdings plc ("AGAH")
International Subsidiaries
South Africa incorporated / South Africa tax resident
English incorporated / U.K. tax resident
Other jurisdiction incorporated / Other jurisdiction tax resident
* Denotes a listed entity

6.8.	All of the existing operating mines, the development projects and all existing exploration activities of the Group occur and will continue within the International Subsidiaries which are held by AGAH.

7.	TERMS AND CONDITIONS OF THE REORGANISATION

7.1.	Overview of the Reorganisation

7.1.1.
In anticipation of the Reorganisation, AGA has incorporated a new Subsidiary, NewCo, under the laws of England and Wales. The Reorganisation comprises three sequential, separate and inter-conditional transaction steps consisting of:

7.1.1.1.	the Spin-Off;

7.1.1.2.	the AGAH Sale; and

7.1.1.3.	the Scheme,

pursuant to the Implementation Agreement and the Irrevocable Offer to Purchase, as applicable. Upon completion of the Reorganisation, NewCo will be the listed parent company of the Group and each of AGA and AGAH will be a direct, wholly-owned Subsidiary of NewCo.

7.1.2.
In the Spin-Off, AGA will effect a distribution in specie to the Scheme Participants, pursuant to which AGA will direct NewCo, its wholly-owned Subsidiary at that time, to issue the Spin-Off Shares to the Scheme Participants on a pro rata basis, with the Spin-Off Subscription Consideration being paid by AGA.

7.1.3.
In the AGAH Sale, NewCo has made, pursuant to the Irrevocable Offer to Purchase, an irrevocable offer to AGA to purchase 100% (one hundred percent) of the shares in AGAH, which holds all of the operations and assets of AGA and its Subsidiaries located outside of South Africa, in consideration for the issue by NewCo to AGA of the NewCo Notes. The AGAH Sale, if AGA accepts the Irrevocable Offer to Purchase following the Spin-Off Completion, will constitute a disposal as contemplated in Section 112 and Section 115 of the Companies Act given that NewCo will not be a Subsidiary of AGA following the Spin-Off Completion. It is the present, non-binding intention of AGA to accept the Irrevocable Offer to Purchase.

7.1.4.
In the Scheme, which is a scheme of arrangement pursuant to Section 114(1) read with Section 115 of the Companies Act between AGA and the AGA Shareholders, proposed by the AGA Board, NewCo will acquire all of the issued AGA Ordinary Shares from the Scheme Participants in consideration for a right and obligation to receive, ipso facto and without any action on the part of such Scheme Participants, the respective pro rata portions of the Scheme Consideration Shares.

7.1.5.
Following completion of the Reorganisation, AGA will declare as a distribution in specie to its shareholder, NewCo, a portion of the NewCo Notes, which will then be cancelled. AGA will retain a number of NewCo Notes that have the face value equal to the aggregate amount of South African dividends withholding tax payable by AGA as a result of the aforementioned distribution of NewCo Notes to NewCo.

7.1.6.
The failure or inability to implement any one or more of the Spin-Off, the AGAH Sale and the Scheme will result in the failure of all of the steps comprising the Reorganisation and any steps already completed shall be unwound.

7.1.7.
As a result of the Reorganisation, each Scheme Participant will own one NewCo Ordinary Share for each AGA Ordinary Share (including the AGA Ordinary Shares represented by AGA ADSs) held on the Reorganisation Consideration Record Date, and the existing AGA Shareholders will hold the same percentage of NewCo Ordinary Shares as they held of AGA Ordinary Shares on the Reorganisation Consideration Record Date (subject to any adjustments to reflect the exercise of Appraisal Rights as contemplated in paragraph 7.11 (Dissenting AGA Shareholders’ Appraisal Rights)).

7.1.8.
The completion of the Reorganisation is subject to the fulfilment or, alternatively, the waiver (to the extent permitted by applicable law, the Implementation Agreement and the Irrevocable Offer to Purchase (as the case may be)) of the fulfilment, as the case may be, of certain Reorganisation Conditions, the details of which are set out in paragraph 7.2 below of this Circular.

7.1.9.	With effect from the Operative Date, Scheme Participants, shall be deemed to have:

7.1.9.1.
disposed of their AGA Ordinary Shares to NewCo, who will acquire ownership of such AGA Ordinary Shares, in exchange for the NewCo Ordinary Shares, subject to the provisions of the Implementation Agreement;

7.1.9.2.	authorised AGA and/or the Transfer Secretaries on their behalf to transfer the AGA Ordinary Shares to NewCo; and

7.1.9.3.	authorised the CS Depositary Nominee (as nominee for the CS Depositary) to receive the NewCo Ordinary Shares from NewCo on the terms and in the manner set out in the Implementation Agreement.

7.2.	Reorganisation Conditions

7.2.1.
The Implementation Agreement and the Irrevocable Offer to Purchase are subject to the fulfilment or, alternatively, the waiver of the fulfilment, as the case may be (to the extent permitted by applicable law and the terms of the Implementation Agreement), of the Reorganisation Conditions by no later than the Longstop Date (being, 29 February 2024 (or such later date that AGA and NewCo may agree to in writing prior to such date)). The Reorganisation Conditions, and their respective status as at the Last Practicable Date, are as follows:

	Reorganisation Conditions	Status
1.	The Irrevocable Offer to Purchase has been signed by NewCo and delivered to AGA.	Completed
2.	NewCo has procured that the NewCo Ordinary Shares are approved for listing on the NYSE, subject only to official notice of issuance.	Outstanding on Last Practicable Date
3.
The Independent Expert:

●    has issued a final report dealing with the matters listed in Section 114(3) of the Companies Act and (to the extent necessary) Regulation 90 and such report is distributed to all of the AGA Shareholders; and

●    has expressed a fair and reasonable opinion as required in Regulation 110(1) and defined in Regulation 81(h).
Completed / completed by Last Practicable Date
4.	Should the implementation of the AGAH Sale and/or Scheme be subject to approval by a court in terms of the provisions of Section 115(2)(c) of the Companies Act, such approval has been obtained.	Outstanding on Last Practicable Date
5.
AGA has not, by the expiry of the 20 (twenty) business day period contemplated in Section 164(7)(a) or 164(b) of the Companies Act (as the case may be), received valid demands as contemplated in Section 164(5) to (8) of the Companies Act (whether in relation to the AGAH Sale or the Scheme) which in aggregate represent more than 3.5% (three point five percent) of the voting rights attaching to the AGA Ordinary Shares.
Outstanding on Last Practicable Date
6.	The AGA Shareholders have passed the resolution required in terms of Section 112, as read with Section 115(2), of the Companies Act to approve the AGAH Sale.	Outstanding on Last Practicable Date
7.
The AGA Shareholders have passed such resolutions by the requisite majority of AGA Shareholders as may be required in terms of the Companies Act and the Companies Regulations to approve the Scheme, including in particular, the resolution contemplated in Section 115(2) of the Companies Act.
Outstanding on Last Practicable Date
8.	The AGA Shareholders have conditionally passed special resolutions pursuant to Section 164(9) (c) of the Companies Act revoking each of the resolutions referred to in rows 6 and 7 above.	Outstanding on Last Practicable Date
9.
Such approvals from the JSE as may be required by and in terms of the JSE Listings Requirements in connection with the Reorganisation have been received, including (among other things):

●    the approval by the JSE of the AGAH Sale and the Scheme (such approval being in such form as is customarily issued by the JSE in relation to transactions similar to the AGAH Sale and the Scheme) and of all documentation required by the JSE to be submitted to it in connection with the AGAH Sale and the Scheme; and

●    the admission to listing by way of the secondary inward listing of all NewCo Ordinary Shares on the Main Board of the JSE, including in particular, the Subscription Shares and the Scheme Consideration Shares, and the approval by the JSE of all documentation required by the JSE to be submitted to it in connection with such listing.
Completed / completed by Last Practicable Date
10.
The SEC has made a declaration confirming the effectiveness of the registration statement on Form F-4 and no stop order suspending the effectiveness of such registration statement on Form F-4 is in effect and no proceedings for such purpose are pending before or threatened by the SEC.
Outstanding on Last Practicable Date
11.
NewCo, AGA and AGAH have executed and delivered to The Bank of New York Mellon, as trustee, in form satisfactory to The Bank of New York Mellon acting reasonably, an indenture supplemental to the indenture dated as of 28 April 2010, and entered into between AGAH (as issuer), AGA (as guarantor) and the aforesaid trustee, in connection with the assumption by NewCo of the due and punctual performance of the guarantees and the performance or observance of every covenant of the aforesaid indenture on the part of AGA to be performed or observed, which supplemental indenture will become effective upon the implementation of the AGAH Sale.
Outstanding on Last Practicable Date
12.
If and to the extent required, any other regulatory approvals, consents or rulings necessary to implement the Reorganisation have been obtained (excluding the requirement that the Takeover Regulation Panel has issued a compliance certificate in respect of the AGAH Sale and/or the Scheme, in terms of Section 119(4)(b) of the Companies Act).
Outstanding on Last Practicable Date
13.
AGA has not, prior to 10:00 a.m. (South Africa Standard Time) on 29 February 2024 (or such later date that AGA and NewCo may agree to in writing prior to such date), exercised its right to cancel the Implementation Agreement as a result of the occurrence of a Material Adverse Effect.
Outstanding on Last Practicable Date

7.2.2.
AGA and NewCo are required to use their reasonable commercial endeavours and to cooperate with each other in good faith to achieve the fulfilment of the Reorganisation Conditions on or before the Longstop Date.

7.2.3.
If the Reorganisation Conditions are not fulfilled or fulfilment is not waived, as the case may be (where permitted), by the Longstop Date, the rights and obligations of AGA and NewCo under the Implementation Agreement, as set out in the immediately operative provisions of the Implementation Agreement, will remain in full force and effect and the status quo ante will be restored as near as may be possible and neither AGA nor NewCo will have any claim against any other, save for any claims arising from a breach of the obligations referred to in paragraph 7.2.2 above and/or any prior breach of any of the provisions of the Implementation Agreement and/or the Irrevocable Offer to Purchase which became effective prior to the Fulfilment Date.

7.2.4.
If the requisite majority of AGA Shareholders do not approve each of the Scheme and the AGAH Sale at the Shareholders’ Meeting, or if the Reorganisation is not implemented for any other reason, the holders of AGA Ordinary Shares and AGA ADSs will continue to hold their AGA Ordinary Shares and AGA ADSs, respectively, and any exercise of Appraisal Rights by AGA Shareholders will not be effective. In that case, AGA will continue to be the holding company of the Group and will remain a publicly traded company with AGA Ordinary Shares listed on the JSE and AGA ADSs listed on the NYSE, as well as listings on the A2X and the GhSE. Additionally, AGA resolved to terminate its listing on the ASX regardless of whether the Reorganisation is implemented. AGA received approval to voluntarily delist from the ASX (which occurred on or about 27 June 2023).

7.2.5.
To the extent one or both of the AGAH Sale and the Scheme are not ultimately implemented after the Spin- Off and, if applicable, the AGAH Sale is implemented, the steps that have been completed will be unwound.

7.3.	SARB conditions

Approval from SARB, the South African National Treasury and the South African Minister of Finance for the implementation of the Reorganisation was obtained on 29 March 2023 subject to certain conditions, including that:

7.3.1.	neither AGA nor any other South African subsidiary of the Group will provide any guarantees in order to enable the Reorganisation;

7.3.2.
NewCo has undertaken to nominate 2 (two) representatives from South Africa for election by shareholders to the NewCo Board at each annual general meeting for 5 (five) years following completion of the Reorganisation and to nominate at least 1 (one) representative from South Africa for election by shareholders to the NewCo Board at each annual general meeting thereafter;

7.3.3.
NewCo has given undertakings of the future economic role it will play in South Africa, including that certain core corporate functions servicing the Group will retain a presence in South Africa and there will be no job losses or effective change to AGA’s current footprint in South Africa as a function of the Reorganisation;

7.3.4.	dividends funded from South African sources and which are due to South African NewCo shareholders will be paid in South Africa; and

7.3.5.
the NewCo Ordinary Shares will be secondary listed on a South African stock exchange and NewCo will maintain a South African register on a South African stock exchange through which the NewCo Ordinary Shares held by South Africans will be held. In connection with the secondary listing of the NewCo Ordinary Shares on a South African stock exchange, the NewCo Ordinary Shares listed on a South African stock exchange will be classified as domestic assets for South African exchange control purposes, all trade and settlement of NewCo Ordinary Shares held by South Africans must take place through the South African stock exchange at market related prices in Rand terms, NewCo must appoint an authorised dealer as defined in accordance with South African regulations to report and manage fund flows due to and raised from South African NewCo shareholders in a manner that does not cause any distortions or volatility to relevant exchange rates and South African NewCo shareholders will be required to hold their NewCo Ordinary Shares on a South African stock exchange unless specific prior approval is obtained from the SARB.

7.4.	Shareholders’ Meeting

7.4.1.
The Shareholders’ Meeting is scheduled for Friday, 18 August 2023, 2:00 p.m. (South Africa Standard Time) and will be conducted entirely by way of electronic communication, or such other postponed date and time or location as determined in accordance with the provisions of the Memorandum of Incorporation of AGA, the Companies Act and the JSE Listings Requirements.

7.4.2.
At the Shareholders’ Meeting, AGA Shareholders will be asked to consider and vote, among other things, on Special Resolution Number 1 to approve the AGAH Sale and Special Resolution Number 2 to approve the Scheme. For Special Resolution Number 1 and Special Resolution Number 2 to be approved by the AGA Shareholders, each must be supported by at least 75% (seventy-five percent) of the voting rights exercised on such resolution by the holders of AGA Ordinary Shares (including AGA Ordinary Shares represented by AGA ADSs) present or represented by proxy at the Shareholders’ Meeting and entitled to vote on such resolution. Votes to abstain and broker non-votes will not be counted as a voting right exercised for the purpose of calculating the aforementioned percentage.

7.4.3.
Each Certificated AGA Shareholder and Dematerialised AGA Shareholder recorded in the AGA Register on the Shareholders’ Meeting Voting Record Date with “own name” registration may attend, participate in and vote at the Shareholders’ Meeting in person or give a proxy to someone else (including the chairman of the Shareholders’ Meeting) to represent him or her at the Shareholders’ Meeting by completing the attached Form of Proxy (yellow).

7.4.4.
The Form of Proxy (yellow) must be completed in accordance with the instructions therein and returned to the registered office of the Transfer Secretaries, to be received by them by no later than 48 (forty eight) hours before the Shareholders’ Meeting. The Form of Proxy (yellow) may, however, be handed to the chairman of the Shareholders’ Meeting at any time before the commencement of the voting on the relevant matter at the Shareholders’ Meeting.

7.4.5.	Should a Dematerialised AGA Shareholder recorded in the AGA Register on the Ordinary Share Voting Record Date who does not have “own name” registration:

7.4.5.1.
wish to attend, speak and vote at the Shareholders’ Meeting, such Dematerialised AGA Shareholder must arrange with his or her CSDP or Broker to obtain the necessary letter of representation to authorise such Dematerialised AGA Shareholder to attend, speak and vote at the Shareholders’ Meeting. Dematerialised AGA Shareholders recorded in the AGA Register on the Ordinary Share Voting Record Date who do not have “own name” registration will not be permitted to attend, speak or vote at the Shareholders’ Meeting without the necessary letter of representation being issued to them by their CSDP or Broker; or

7.4.5.2.
be unable to or not wish to attend the Shareholders’ Meeting but wish to vote at the Shareholders’ Meeting, such Dematerialised AGA Shareholder should provide his or her CSDP or Broker with their voting instructions in the manner and subject to the cut-off time stipulated in the custody agreement governing the relationship between such Dematerialised AGA Shareholder and their CSDP or Broker (such Dematerialised AGA Shareholder must not complete the attached Form of Proxy (yellow)).

7.4.6.
AGA ADS Holders should not complete the Form of Proxy (yellow), and should instead receive AGA’s voting materials and form of notice to holders of AGA ADSs and a voting instruction card from the ADS Depositary, which they should mark, sign and return to the ADS Depositary, to be received prior to 12:00 p.m. (Eastern Standard Time) on Tuesday, 8 August 2023. If they hold AGA ADSs in a securities account through a broker or other securities intermediary, they should receive voting materials from their intermediary, which they should use to give voting instructions to their intermediary, to be received prior to the cut-off date and time specified in those materials.

7.4.7.
The ADS Depositary will in turn attempt, as far as practicable, subject to South African law and the terms of the AGA Deposit Agreement, to vote the AGA Ordinary Shares represented by ADSs in accordance with the voting instructions received from the AGA ADS Holders, on their behalf.

7.4.8.	If AGA ADS Holders wish to attend, speak and vote at the Shareholders’ Meeting, such AGA ADS Holders must:

7.4.8.1.	surrender their AGA ADSs to the ADS Depositary for cancellation;

7.4.8.2.	withdraw the AGA Ordinary Shares that their AGA ADSs represent from the custodian bank holding such AGA Ordinary Shares; and

7.4.8.3.
be recorded in the AGA Register as an AGA Shareholder prior to the Shareholders’ Meeting Voting Record Date. AGA ADS Holders should note that the ADS Depositary may charge a fee for the surrender of AGA ADSs and the delivery of the AGA Ordinary Shares represented by such AGA ADSs. The amount of any such charge should be confirmed directly with the ADS Depositary. For more information on how to provide instructions in connection with the Shareholders’ Meeting, AGA ADS Holders should refer to the Form F-4 and the notice and instructions provided by the ADS Depositary.

7.4.9.
AGA Shareholders may change their proxy voting instructions or withdraw their proxies at any time prior to voting taking place at the Shareholders’ Meeting. Please note that AGA Shareholders that change their proxy voting instructions or withdraw their proxies must deliver the written instrument changing their voting instructions or withdrawing their proxies to their proxies and AGA prior to commencement of voting at the Shareholder’s Meeting. AGA Shareholders are also entitled to provide voting instructions for only some of the resolutions to be voted on at the Shareholders’ Meeting.

7.4.10.
If you are a Foreign Shareholder, your attention is drawn to paragraph 7.6.12 (Foreign Shareholders) of this Circular for further details concerning the Reorganisation. The availability of, and the implications of, the Reorganisation to Foreign Shareholders may be affected by the laws of the relevant jurisdiction of a Foreign Shareholder. It is the responsibility of Foreign Shareholders to satisfy themselves as to the full observance of the laws and regulatory requirements of the relevant jurisdiction in connection with the Reorganisation, including the obtaining of any governmental, exchange control or other consents, the making of any filings which may be required, the compliance with other necessary formalities and the payment of any transfer or other taxes or other requisite payments due in such jurisdiction. If you are in any doubt as to what action to take, please consult your CSDP, Broker, legal adviser, accountant, banker, financial adviser or other professional adviser immediately.

7.5.	Reorganisation Consideration

7.5.1.
The Reorganisation Consideration consists of the NewCo Ordinary Shares to be issued to the Scheme Participants in connection with the Spin-Off (being the Spin-Off Shares) and the Scheme (being the Scheme Consideration Shares). As a result of the Reorganisation, each Scheme Participant will own one NewCo Ordinary Share for each AGA Ordinary Share (including AGA Ordinary Shares represented by AGA ADSs) held on the Reorganisation Consideration Record Date, and the Scheme Participants will hold the same percentage of NewCo Ordinary Shares as they held of AGA Ordinary Shares on the Reorganisation Consideration Record Date (subject to any adjustments to reflect the exercise of Appraisal Rights as contemplated in paragraph 7.11 (Dissenting AGA Shareholders’ Appraisal Rights)). In order to receive the Reorganisation Consideration, holders of AGA Ordinary Shares must be recorded in the AGA Register on the Reorganisation Consideration Record Date and AGA ADS Holders and holders of AGA GhDSs must be recorded on the applicable depositary register at 5:00 p.m. on the Reorganisation Consideration Record Date in the jurisdiction of the applicable depositary.

7.5.2.
Each Scheme Participant will receive the Reorganisation Consideration in Dematerialised form, on the terms and in the manner set out in this Circular (please see paragraph 7.6 (Settlement of the Reorganisation Consideration)). NewCo will have sufficient authority to allot and issue to each Scheme Participant, as many NewCo Ordinary Shares as may be required to fully satisfy the Reorganisation Consideration. AGA Shareholders are reminded that the settlement of the Reorganisation Consideration is subject to the Exchange Control Regulations. The salient Exchange Control Regulations are referred to in paragraph 9 below of this Circular and set out more fully in Annexure I, attached to this Circular.

7.5.3.
AGA has resolved to terminate the AGA ADS Program upon completion of the Reorganisation. AGA expects to instruct the ADS Depositary to distribute a notice to the holders of all outstanding AGA ADSs in accordance with the AGA Deposit Agreement for the AGA ADS Program, at least 30 (thirty) days prior to the Operative Date to amend and terminate the AGA Deposit Agreement on the Operative Date. Upon completion of the Reorganisation and the termination of the AGA Deposit Agreement, the ADS Depositary will be discharged from all obligations under the AGA Deposit Agreement and the U.S. Exchange Agent will manage the exchange of AGA ADSs for NewCo Ordinary Shares.

7.5.4.
The Independent Board believes that the Reorganisation Consideration reflects fair and reasonable value for the AGA Ordinary Shares. In this regard, AGA Shareholders are referred to paragraph 18 below of this Circular and the Independent Expert Report attached as Annexure A to this Circular.

7.6.	Settlement of the Reorganisation Consideration

7.6.1.	If the Reorganisation is implemented, AGA or its agents, will administer and/or transfer to the Scheme Participants, the Reorganisation Consideration.

7.6.2.
With effect from the Operative Date and without limiting the authorisation granted by the Scheme Participants elsewhere in this Circular, each and every officer/director of the Transfer Secretaries and/ or AGA, or any other person nominated by AGA, will irrevocably be deemed to be the attorney and agent in rem suam of the Scheme Participants to implement the transfer of their AGA Ordinary Shares in terms of this paragraph 7.6 and to sign any instrument of transfer in respect thereof or any other documents and to do any other acts required or desirable to implement the Reorganisation, including, but not limited to, the delisting of the AGA Ordinary Shares and to take all steps necessary to procure electronic delivery of the Reorganisation Consideration that has been Dematerialised.

7.6.3.
The Reorganisation Consideration will be issued to Scheme Participants in accordance with the terms of the Reorganisation and on the terms and in the manner set out in this Circular, and without regard to any lien, right to set-off, counterclaim or other analogous right to which AGA or NewCo may otherwise be, or claim to be, entitled.

Certificated AGA Shareholders

7.6.4.
Scheme Participants who are Certificated AGA Shareholders, shall against the surrender by them of the Documents of Title in respect of their AGA Ordinary Shares and the specification of a valid account with a CSDP or Broker into which the Reorganisation Consideration is to be transferred, receive the Reorganisation Consideration into the valid CSDP account which was identified on each Certificated AGA Shareholder’s Form of Surrender and Transfer (blue).

7.6.5.
If you are required to complete and return the Form of Surrender and Transfer (blue) and you fail to do so, or in the Form of Surrender and Transfer (blue) you fail to provide any account details, or provide incorrect account details, of your CSDP, into which your NewCo Ordinary Shares are to be transferred, your NewCo Ordinary Shares will be transferred in Dematerialised form to an account in the name of Computershare Nominees, who will, subject to what is stated below, hold such NewCo Ordinary Shares as the registered holder thereof for and on your behalf, and you will become an Issuer Nominee Dematerialised NewCo Shareholder. Issuer Nominee Dematerialised NewCo Shareholders will be sent instructions by the Computershare Nominees explaining the procedure for surrendering their share certificates and obtaining full access to their NewCo Ordinary Shares following completion of the Reorganisation.

7.6.6.
The beneficial ownership of such NewCo Ordinary Shares will remain with you, as the relevant Issuer Nominee Dematerialised NewCo Shareholder, subject to what is stated below, and will be recorded on a sub-register (also commonly known as the nominee sub-register) maintained by Computershare. Issuer Nominee Dematerialised NewCo Shareholders will receive a statement from Computershare, which will confirm the number of NewCo Ordinary Shares held by such Issuer Nominee Dematerialised NewCo Shareholder. Issuer Nominee Dematerialised NewCo Shareholders will have the option to move their NewCo Ordinary Shares to the account of their own CSDP or Broker or to materialise and certificate their NewCo Ordinary Shares, at any stage, subject to what is stated below (any costs (including taxes) will be for the account of such Issuer Nominee Dematerialised NewCo Shareholders). See Annexure H for details of the UK stamp duty and stamp duty reserve tax consequences of holding NewCo Ordinary Shares in materialised form. Issuer Nominee Dematerialised NewCo Shareholders will be bound by the provisions of Strate’s rules and directives in respect of their NewCo Ordinary Shares held in the nominee sub-register, and will be deemed to have concluded a custody agreement with Computershare, which established a business relationship between Computershare and each Issuer Nominee Dematerialised NewCo Shareholder. A copy of the aforesaid custody agreement, which will be deemed to have been concluded in such circumstances, is available on the Computershare’s website at https://www.computershare.com/za

Dematerialised AGA Shareholders

7.6.7.	Strate will deliver to each Scheme Participant who is a Dematerialised AGA Shareholder book-entry interests to the same CSDP account as held the AGA Ordinary Shares.

AGA ADS Holders

7.6.8.
AGA has resolved to terminate the AGA ADS Program upon completion of the Reorganisation. AGA expects to instruct the ADS Depositary to mail a notice to the holders of all outstanding AGA ADSs in accordance with the AGA Deposit Agreement for the AGA ADS Program, at least 30 (thirty) days prior to the Operative Date, to amend and terminate the AGA Deposit Agreement on the Operative Date. Upon completion of the Reorganisation and the termination of the AGA Deposit Agreement, the ADS Depositary will be discharged from all obligations under the AGA Deposit Agreement and the U.S. Exchange Agent will manage the exchange of AGA ADSs for NewCo Ordinary Shares.

7.6.9.	NewCo Ordinary Shares will have a primary listing on the NYSE and, therefore, will not establish an American depositary share programme for the NewCo Ordinary Shares.

7.6.10.
Following completion of the Reorganisation (a) holders of AGA ADSs via a DTC participant account will automatically receive from DTC NewCo Ordinary Share book-entry interests in the same DTC participant account as held the AGA ADSs and (b) holders of AGA ADSs in registered uncertificated or registered certificated form will receive from DTC NewCo Ordinary Share book-entry interests in the DTC participant account of the U.S. Exchange Agent.

7.6.11.
Registered uncertificated or registered certificated AGA ADS Holders will be sent instructions after completion of the Reorganisation by the U.S. Exchange Agent explaining the procedure for (a) surrendering their AGA ADSs and (b) obtaining access to their NewCo Ordinary Shares.

Foreign Shareholders

7.6.12.
The availability and impact of the Reorganisation on Foreign Shareholders may be affected by the laws of the relevant jurisdiction of the Foreign Shareholders. It is the responsibility of Foreign Shareholders to satisfy themselves as to the full observance of the laws and regulatory requirements of the relevant jurisdiction concerning the receipt of the Reorganisation Consideration, consents, the making of any filings which may be required, the compliance with other necessary formalities and the payment of any transfer or other taxes or other requisite payments due in such jurisdiction. AGA Shareholders who are in any doubt regarding such matters should consult their CSDP, Broker, legal adviser, accountant, banker, financial adviser or other professional adviser immediately.

7.7.	AGA Share Plans

7.7.1.
AGA sponsors one active equity plan, the Deferred Share Plan (the “DSP”), and two legacy equity plans, which have currently outstanding awards, the Long-Term Incentive Plan (the “LTIP”) and the Bonus Share Plan (the “BSP”). Holders of vested awards, which includes all awards under the LTIP and the BSP, may exercise such awards prior to the implementation of the Reorganisation and receive AGA Ordinary Shares pursuant to the terms of such awards that will participate in the Reorganisation on the same basis as other AGA Ordinary Shares generally.

7.7.2.
In the case of unvested awards under the DSP, NewCo will adopt an equity award plan in connection with the Reorganisation (the “NewCo Share Plan”). The terms of the NewCo Share Plan will be substantially similar to those of AGA’s existing DSP, subject to certain modifications to ensure compliance with relevant English and U.S. legislation and governance practices. These modifications include providing for additional flexibility for the NewCo Board to determine the proper treatment of awards in connection with a change in control of NewCo and permit NewCo to retain shares that would otherwise be issued in satisfaction of an award in order to satisfy applicable tax liabilities, consistent with U.S. market practice. The NewCo Share Plan will issue awards in replacement of such unvested DSP awards as well as any vested awards under the DSP, the LTIP or the BSP that are not exercised prior to the implementation of the Reorganisation. Such replacement awards will have substantially the same value and the same terms and conditions as the awards they replace; however, they will be exercisable over NewCo Ordinary Shares in lieu of AGA Ordinary Shares.

7.8.	Effect of the Reorganisation

If the Reorganisation is implemented, with effect from the Operative Date:

7.8.1.	NewCo will own all of AGA’s current assets with:

7.8.1.1.
the same underlying shareholders as AGA immediately prior to implementation of the Reorganisation (subject to any adjustments to reflect the exercise of Appraisal Rights (see paragraph 7.11 (Dissenting AGA Shareholders’ Appraisal Rights)));

7.8.1.2.
the business carried out by NewCo and its Subsidiaries immediately following the Reorganisation being the same as the business carried out by AGA and its subsidiaries immediately prior to the implementation of the Reorganisation;

7.8.1.3.	a primary listing on the NYSE; and

7.8.1.4.	secondary inward listings on the JSE and A2X and a secondary listing on the GhSE;

7.8.2.	NewCo will be the listed parent company of the Group and each of AGA and AGAH will be a direct, wholly owned Subsidiary of NewCo;

7.8.3.
the AGA Ordinary Shares will be delisted from the JSE in terms of paragraph 1.17(b) of the JSE Listings Requirements and AGA will procure the delisting of the AGA Ordinary Shares from the A2X and the delisting of AGA Ordinary Shares and AGA GhDSs from the GhSE;

7.8.4.	the AGA ADSs will also be delisted from the NYSE and the AGA ADS Program will be terminated and NewCo will not establish an American depositary share programme for the NewCo Ordinary Shares;

7.8.5.	no changes to the withholding tax rates for South African shareholders and no South African withholding tax on dividends for other shareholders; and

7.8.6.
South African shareholders being able to hold NewCo Ordinary Shares on the South African register of NewCo without using their foreign investment allowance and continue to trade their AngloGold Ashanti plc Shares on the South African capital markets.

7.9.	Amendments to the Reorganisation

AGA may, with the prior written consent of NewCo:

7.9.1.
before or at the Shareholders’ Meeting, make any amendment, variation or modification of the Reorganisation. AGA Shareholders will be notified of any such variation or modification either at the Shareholders’ Meeting or via an updated announcement released on SENS (and filed or furnished with the SEC); or

7.9.2.
after the Shareholders’ Meeting, make any amendment, variation or modification of the Reorganisation, provided that no amendment, variation or modification made after the Shareholders’ Meeting may have the effect of diminishing the rights which will accrue to all AGA Shareholders in terms of the Reorganisation.

7.10.	Documents of Title after Operative Date

Upon the Reorganisation being implemented, the existing Documents of Title relating to the AGA Ordinary Shares held by any AGA Shareholder will cease to be of any value, other than for the purposes of surrender in terms of the Reorganisation, and no certificates, deeds or documents will be issued by AGA in place thereof, save in respect of certificates, deeds or documents to be issued to NewCo pursuant to the implementation of the Reorganisation.

7.11.	Dissenting AGA Shareholders’ Appraisal Rights

7.11.1.
AGA Shareholders have certain dissenting shareholder Appraisal Rights in connection with the AGAH Sale and the Scheme, in terms of Section 164 of the Companies Act. A complete extract of Section 164 of the Companies Act is attached as Annexure G to this Circular.

7.11.2.
Holders of AGA ADSs may not exercise dissenters’ rights. The ADS Depositary will not exercise those rights on behalf of the holders of AGA ADSs, even if requested to do so. A holder of AGA ADSs that wishes to exercise dissenters’ rights must, in a sufficiently advanced time, surrender its AGA ADSs to the ADS Depositary, pay the ADS Depositary’s fee for surrender of the AGA ADSs and become a registered holder of AGA Ordinary Shares prior to the Ordinary Share Voting Record Date.

7.11.3.	This paragraph 7.11 contains only a summary of the provisions of Section 164 of the Companies Act. A complete extract of Section 164 of the Companies Act is attached as Annexure G to this Circular.

7.11.4.	Section 164 of the Companies Act provides that:

7.11.4.1.
at any time before Special Resolution Number 1 and/or Special Resolution Number 2, as the case may be, is to be voted on, an AGA Shareholder may give AGA a written notice of objection (the “Notice of Objection”) with respect to the Special Resolution Number 1 and/or Special Resolution Number 2;

7.11.4.2.
within 10 (ten) Business Days after AGA has adopted Special Resolution Number 1 and/or Special Resolution Number 2, as the case may be, AGA must send a notice that Special Resolution Number 1 and Special Resolution Number 2 have been adopted to each AGA Shareholder who (a) gave AGA a Notice of Objection, (b) has not withdrawn the Notice of Objection and (c) has voted against Special Resolution Number 1 and/or Special Resolution Number 2, as the case may be;

7.11.4.3.
an AGA Shareholder may demand in writing within 20 (twenty) Business Days after receipt of the notice referred to above or, if the AGA Shareholder does not receive such a notice, within 20 (twenty) Business Days after learning that Special Resolution Number 1 and/or Special Resolution Number 2 has been adopted, that AGA pay the AGA Shareholder the fair value for all the AGA Ordinary Shares held by that person if:

7.11.4.3.1.	the AGA Shareholder sent AGA a Notice of Objection;

7.11.4.3.2.	AGA has adopted Special Resolution Number 1 and Special Resolution Number 2; and

7.11.4.3.3.
the AGA Shareholder voted against Special Resolution Number 1 and/or Special Resolution Number 2, as applicable, and has complied with all of the procedural requirements of Section 164 of the Companies Act.

7.11.4.4.	The demand sent by the AGA Shareholder to AGA, as provided above, must set out:

7.11.4.4.1.	the AGA Shareholder’s name and address;

7.11.4.4.2.	the number of AGA Ordinary Shares in respect of which the AGA Shareholder seeks payment; and

7.11.4.4.3.	a demand for payment of the fair value of those AGA Ordinary Shares.

7.11.4.5.
The fair value of the AGA Ordinary Shares is determined as at the date on which, and the time immediately before, AGA adopted Special Resolution Number 1 and Special Resolution Number 2 that gave rise to the AGA Shareholder’s rights under this section. The fair value is determined by AGA or a court, as applicable, and could be more than, the same as or less than the market price of the AGA Ordinary Shares.

7.11.5.	Any AGA Shareholder that is in doubt as to what action to take must consult their legal or professional adviser in this regard.

7.11.6.	Before exercising their Appraisal Rights, AGA Shareholders should have regard to the fact that:

7.11.6.1.
the report of the Independent Expert attached as Annexure A to this Circular concludes that the terms of the Reorganisation, including the Consideration, are fair and reasonable to AGA Shareholders; and

7.11.6.2.	the court is empowered to grant a costs order in favour of, or against, a Dissenting AGA Shareholder, as may be applicable.

7.11.7.	An AGA Shareholder who has sent a demand in terms of Sections 164 of the Companies Act has no further rights in respect of their AGA Ordinary Shares, other than to be paid their fair value, unless:

7.11.7.1.	the AGA Shareholder withdraws that demand before AGA makes an offer for their AGA Ordinary Shares in terms of Section 164(11) of the Companies Act or allows any offer made by AGA to lapse;

7.11.7.2.	AGA fails to make an offer in accordance with Section 164(11) of the Companies Act and the AGA Shareholder withdraws the demand; or

7.11.7.3.	AGA, by a subsequent special resolution approved by the AGA Shareholders, revokes Special Resolution Number 1 and Special Resolution Number 2.

7.11.8.
It should be noted that one of the Reorganisation Conditions that must either be fulfilled or waived, is that no valid demands in terms of Section 164(5) to (8) of the Companies Act (whether in relation to the AGAH Sale or the Scheme) are received from AGA Shareholders which in aggregate represent more than 3.5% (three and a half percent) of the voting rights attaching to the AGA Ordinary Shares.

7.11.9.	In the event that any of the circumstances contemplated in Sections 164(9)(a) or 164(9)(b) of the Companies Act occurs, then a Dissenting AGA Shareholder shall:

7.11.9.1.
if such event takes place on or before the Reorganisation Consideration Record Date in respect of the Reorganisation, be deemed to be a Scheme Participant and be subject to the provisions of the Reorganisation; and

7.11.9.2.
if such event takes place after the Reorganisation Consideration Record Date in respect of the Reorganisation, be deemed to have been a Scheme Participant as at the Operative Date, provided that settlement of the Reorganisation Consideration and transfer of that Dissenting AGA Shareholder’s Scheme Shares to NewCo shall take place after the Operative Date, and be deemed to have authorised AGA and/or the Transfer Secretaries on their behalf to transfer their AGA Ordinary Shares to NewCo against the issuance of the NewCo Ordinary Shares and to take all other action and steps necessary to give effect of the foregoing.

7.11.10.
An AGA Shareholder who has made a valid demand in terms of Section 164, may apply to court to determine the fair value of the AGA Ordinary Shares: (a) if AGA fails to make an offer or (b) if AGA made an offer that such AGA Shareholder considers to be inadequate (provided that the offer has not lapsed).

7.12.	Implementation Agreement

7.12.1.
Pursuant to the Implementation Agreement, AGA and NewCo have agreed, among other things, that (in addition to any other description of the provisions of the Implementation Agreement contained elsewhere in this Circular):

7.12.1.1.	the Reorganisation is subject to the Reorganisation Conditions, as set out in more detail in paragraph 7.2 above of this Circular;

7.12.1.2.	prior to the implementation of the Reorganisation, AGA and NewCo have taken the following actions in connection with NewCo’s re-registration as a public limited company:

7.12.1.2.1.
AGA will subscribe for, and NewCo will issue to AGA, the Redeemable Preference Shares at a premium of GBP 1.20 (one Pound and twenty pence) per share (the total subscription price therefore being GBP 2.20 (two Pounds and twenty pence) per share including nominal value); and

7.12.1.2.2.
NewCo will have undertaken a share capital reduction to reduce GBP 1.00 (one Pound) of the premium paid on each of the Redeemable Preference Shares thereby creating distributable reserves totalling GBP 50,000 (fifty thousand Pounds) which NewCo will apply to funding the redemption of the Redeemable Preference Shares (as described below).

7.12.1.3.	with respect to the Spin-Off:

7.12.1.3.1.	AGA will pay USD 46,000 (forty six thousand Dollars) to NewCo;

7.12.1.3.2.	AGA will effect a distribution in specie to the Scheme Participants, and will simultaneously direct NewCo to issue the Spin-Off Shares to the Scheme Participants (via a nominee);

7.12.1.3.3.	NewCo will redeem the Redeemable Preference Shares at nominal value, as a result of which the Redeemable Preference Shares will then automatically be treated as cancelled under English law;

7.12.1.3.4.	AGA will transfer, for nil consideration, the Founder Share to NewCo; and

7.12.1.3.5.
NewCo will cancel the Founder Share, following which AGA will no longer hold any shares in shares in NewCo, thereby resulting in AGA ceasing to have any shareholding in NewCo (the “Spin-Off Completion”);

7.12.1.4.
subject to completion of the Spin-Off, it is the present, non-binding intention of AGA to accept the Irrevocable Offer to Purchase, in terms of which NewCo will purchase from AGA 100% (one hundred percent) of the AGAH Sale Shares in consideration for the issue by NewCo to AGA of NewCo Notes, in an aggregate principal amount equal to the fair market value of the AGAH Sale Shares. The terms of the AGAH Sale are governed by the Irrevocable Offer to Purchase; and

7.12.1.5.	with respect to the Scheme:

7.12.1.5.1.
subject to the completion of the AGAH Sale, on the Operative Date the Scheme Participants will exchange their AGA Ordinary Shares for the right and obligation to have, ipso facto and without any action on the part of such Scheme Participants, the respective pro rata portions of the Scheme Consideration Shares issued to them (via a nominee); and

7.12.1.5.2.
NewCo will procure that: (a) the legal title to the number of Spin-Off Shares and Scheme Consideration Shares attributable to Scheme Participants who are not NewCo affiliates is transferred to Cede & Co. (as nominee for DTC) to be held on DTC’s customary terms for, ultimately, the benefit of the Scheme Participants; and (b) the remainder of the Spin-Off Shares and Scheme Consideration Shares be held in the name of affiliates of NewCo (via a nominee) outside of DTC.

7.12.2.	Following the completion of the Reorganisation:

7.12.2.1.	the Scheme Participants will beneficially hold the entire issued share capital of NewCo;

7.12.2.2.	NewCo, in turn, will hold the entire issued share capital of each of AGAH and AGA; and

7.12.2.3.	the NewCo Notes issued by NewCo will be held by AGA.

7.12.3.
AGA and NewCo have agreed that the failure or inability to implement any one or more of the Spin-Off, the AGAH Sale and the Scheme will result in the failure of all of the steps comprising the Reorganisation. In this regard, if one or both of the AGAH Sale or Scheme are not ultimately implemented, while the Spin-Off or AGAH Sale are implemented (as applicable), the Spin-Off and, as applicable, AGAH Sale will be unwound.

7.12.4.	The Implementation Agreement further provides that AGA and NewCo will undertake the following covenants, among others:

7.12.4.1.	AGA will comply with the provisions of the Companies Act and the Companies Regulations that are applicable to it in terms of the Scheme, including:

7.12.4.1.1.	preparing and circulating the Circular to the AGA Shareholders;

7.12.4.1.2.	having the Independent Board communicate its opinion to the AGA Shareholders, in the Circular, which opinion will comply with Regulation 110 of the Companies Act;

7.12.4.1.3.	convening the Shareholders’ Meeting;

7.12.4.1.4.
procuring the transmittal of the Circular and any required notices (including a voter instruction card), reports and/or communications to the AGA ADS Holders, in accordance with the procedures described in the AGA Deposit Agreement; and

7.12.4.1.5.
in respect of those AGA Shareholders who: (a) have validly delivered an Appraisal Rights demand to AGA in terms of Section 164(5) to (8) of the Companies Act; and (b) have not had their rights validly reinstated in terms of Section 164(10) of the Companies Act, pay to such AGA Shareholders, in cash, an amount equal to the fair value of their AGA Ordinary Shares in accordance with Section 164 of the Companies Act, whereafter such AGA Ordinary Shares will be cancelled by AGA and restored to the authorised, but unissued, share capital of AGA;

7.12.4.2.	with respect to the distribution of the NewCo Notes (the “NewCo Notes Distribution”):

7.12.4.2.1.
following the Reorganisation, AGA intends to declare a distribution in specie to NewCo of a portion of the NewCo Notes (the “Distributed Notes”) and retain the balance of the NewCo Notes (the “Retained Notes”), with the principal amount of the Retained Notes being equal to the aggregate amount of South African dividends withholding tax that will be payable by AGA as a result of the NewCo Notes Distribution, and the Distributed Notes being extinguished by operation of law by virtue of NewCo being both the issuer and holder of the Distributed Notes; and

7.12.4.2.2.
in order to ensure that when AGA makes the abovementioned distribution it is solvent and liquid for purposes of Section 46 of the Companies Act, it intends, before declaring the distribution, to enter into the Credit Support Agreement with AGAH;

7.12.4.3.	with respect to the conversion of AGA following the implementation of the Reorganisation:

7.12.4.3.1.
AGA will amend the Memorandum of Incorporation of AGA to convert AGA from a public company to a private company (and thereby amending its registered name from “AngloGold Ashanti Limited” to “AngloGold Ashanti Proprietary Limited”) and, upon receiving an amended registration certificate, become a private company; and

7.12.4.3.2.	upon becoming a private company, AGA will make an election on IRS Form 8832 to be treated as disregarded from NewCo for U.S. federal tax purposes; and

7.12.4.4.
upon the implementation of the Scheme, the AGA Ordinary Shares will be delisted from the JSE in accordance with the JSE Listings Requirements, and AGA will procure the delisting of any other secondary registrations it may have in any and all other jurisdictions and cause the termination of the AGA ADS Program and the delisting of the AGA ADSs from the NYSE.

7.12.5.
At any time prior to 10:00 a.m. (South Africa Standard Time) on 29 February 2024 (or such other date as is specified in the Implementation Agreement or is agreed between AGA and NewCo, AGA may cancel the Implementation Agreement by means of a written notice to NewCo if a Material Adverse Effect has occurred.

7.12.6.	Each of AGA and NewCo has undertaken and warranted to the other that:

7.12.6.1.	it is and will throughout the performance of its obligations under the Implementation Agreement remain validly incorporated in accordance with all applicable laws;

7.12.6.2.	it has and will continue to have the necessary legal capacity to enter into and perform each of its obligations under the Implementation Agreement;

7.12.6.3.
the execution of the Implementation Agreement and performance by it of its obligations thereunder do not and will not contravene any law or regulation to which it is subject or contravene any provision of its founding documents or conflict with, or result in a breach of any of the terms of, or constitute a default under any agreement or other instrument to which it is a party or subject or by which its assets are bound; and

7.12.6.4.	it is and will throughout the performance of its obligations under the Implementation Agreement remain solvent and liquid.

7.13.	The Irrevocable Offer to Purchase

7.13.1.	Pursuant to the Irrevocable Offer to Purchase (in addition to any other description of the provisions of the Irrevocable Offer to Purchase contained elsewhere in this Circular):

7.13.1.1.	NewCo irrevocably offers to purchase all (and not part only) of the AGAH Sale Shares from AGA in consideration for the issue of the NewCo Notes;

7.13.1.2.
AGA will be entitled to accept the offer, in respect of all (but not part only) of the AGAH Sale Shares, by countersigning the Irrevocable Offer to Purchase at any time (a) after the Spin-Off has been implemented as contemplated in the Implementation Agreement; but (b) before the Implementation Deadline;

7.13.1.3.
upon AGA countersigning the Irrevocable Offer to Purchase, the AGAH Sale Shares will be sold by AGA to NewCo in consideration of NewCo Notes (which will be issued to AGA on the date that the AGAH Sale is effective (the “Sale Effective Date”)), after which all risks in and benefits attaching to the AGAH Sale Shares will transfer from AGA to NewCo;

7.13.1.4.
the AGAH Sale is subject to the resolutive condition that if the Spin-Off and AGAH Sale are both implemented, but the Scheme is not implemented by the Implementation Deadline, then the AGAH Sale will terminate ipso facto and without any action on the part of AGA or NewCo and the status quo ante immediately prior to the implementation of the AGAH Sale will be restored as near as may be possible;

7.13.1.5.	AGA warrants to NewCo that, as of the Sale Effective Date:

7.13.1.5.1.
AGA is the sole legal and beneficial owner of the AGAH Sale Shares and is reflected as the sole registered holder of the AGAH Sale Shares in the register of members of AGAH, and no person has any right to obtain an order for the rectification of such register; and

7.13.1.5.2.	AGA is entitled to dispose of the AGAH Sale Shares to NewCo; and

7.13.1.6.	each of AGA and NewCo undertakes and warrants to the other that, as of the Sale Effective Date:

7.13.1.6.1.	it is and will remain validly incorporated in accordance with all applicable laws;

7.13.1.6.2.	it has and will continue to have the necessary legal capacity to enter into and perform each of its obligations under the Irrevocable Offer to Purchase;

7.13.1.6.3.
the execution of the Irrevocable Offer to Purchase and performance by it of its obligations thereunder do not and will not contravene any law or regulation to which it is subject or contravene any provision of its founding documents or conflict with, or result in a breach of any of the terms of, or constitute a default under any agreement or other instrument to which it is a party or subject or by which its assets are bound; and

7.13.1.6.4.	it is and will throughout the performance of its obligations under the Irrevocable Offer to Purchase remain solvent and liquid.

7.14.	Court Approval

7.14.1.	AGA Shareholders are advised that, in terms of Section 115(3) of the Companies Act, AGA may in certain circumstances not proceed to implement:

7.14.1.1.	Special Resolution Number 1 approving the AGAH Sale; and

7.14.1.2.	Special Resolution Number 2 approving the Scheme, despite it being adopted at the Shareholders’ Meeting,

without the approval of the court.

7.14.2.	An extract from Section 115 of the Companies Act is attached as Annexure F to this Circular.

7.15.	The Capital Reduction

7.15.1.
Under English company law, sufficient distributable reserves are required for a company to make distributions (including dividends). Upon completion of the Reorganisation, NewCo will have a relatively large “merger reserve’” (representing the difference between the fair value of the AGA Ordinary Shares at the date they are acquired by NewCo and the aggregate nominal value of the NewCo Ordinary Shares issued) which is not a statutory reserve nor a distributable reserve as it is not represented by qualifying consideration. To convert (some or all of) its merger reserve into distributable reserves, NewCo will issue bonus shares (paid up out of a capitalisation of the merger reserve) and, shortly thereafter, cancel such bonus shares, resulting in their nominal value being credited to NewCo’s distributable reserve account (such process, the “Capital Reduction”).

7.15.2.
The necessary shareholder resolutions in respect of the Capital Reduction will be passed prior to the Operative Date by AGA, the current sole shareholder of NewCo. The application to the Companies Court of England and Wales required to sanction the Capital Reduction will be made after implementation of the Reorganisation.

7.16.	Tax Consequences of the Reorganisation and the NewCo Notes Distribution for the Group

7.16.1.	South African Securities Transfer Tax

Securities transfer tax will be payable on the transfer of the AGA Ordinary Shares from the AGA Shareholders to NewCo in connection with the Scheme. The securities transfer tax is calculated at 0.25% (zero point two five percent) of the greater of the market value of the AGA Ordinary Shares or the value of the consideration passing (i.e. the market value of the NewCo Ordinary Shares issued in consideration). The securities transfer tax will be payable either by NewCo or AGA depending on the circumstances.

7.16.2.	South African Dividend Withholding Tax

7.16.2.1.
The NewCo Notes Distribution will, to the extent that the NewCo Notes Distribution does not constitute a return of Contributed Tax Capital (as defined in the Income Tax Act), be regarded as a dividend in specie for South African dividend withholding tax purposes and will be subject to dividend withholding tax in the hands of AGA at the rate of 20% (twenty percent) of the market value of the NewCo Notes. The rate of dividend withholding tax may be reduced to 5% (five percent) under the terms of Article 10 of the UK/South Africa Double Taxation Convention signed by South Africa and the United Kingdom on July 4, 2002 (the “Double Tax Convention”), provided the specific requirements of Article 10 of the Double Tax Convention are met and the administrative requirements of Section 64FA(2) of the Income Tax Act have been complied with by NewCo before the dividend is paid. AGA expects that the NewCo Notes Distribution will be subject to a dividend withholding tax in the hands of AGA at the rate of 5% (five percent). In the event that NewCo fails to qualify as a tax resident of the United Kingdom under the Double Tax Convention or fails to comply with the administrative requirements of Section 64FA(2) of the Income Tax Act, the NewCo Notes Distribution will be subject to a dividend withholding tax in the hands of AGA at the rate of 20% (twenty percent).

7.16.2.2.	To the extent that the NewCo Notes Distribution constitutes a return of Contributed Tax Capital, AGA will not be liable for any dividend withholding tax on the NewCo Notes Distribution.

7.16.3.	Australian Landholder Duty

Landholder duty will be payable in Australia in respect of the AGAH Sale. The landholder duty is calculated at 5.15% (five point one five percent) of the market value of the underlying land and dutiable chattels of AGAH that are located in Western Australia. NewCo and AGAH will be jointly and severally liable to pay the landholder duty, but AGAH will have a statutory right to recover any duty it pays from NewCo.

8.	ACCOUNTING MATTERS AND TREATMENT

8.1.
NewCo was incorporated on 10 February 2023 and prior to the implementation of the Reorganisation, NewCo will own no material assets (other than nominal capital) and will not operate any business. For this reason, financial statements of NewCo are not available.

8.2.
AGA has an accounting year end of 31 December. AGA prepares its consolidated financial statements in conformity with IFRS, as issued by the IASB, the South African Institute of Chartered Accountants (SAICA) Financial Reporting Guides, as issued by the Accounting Practices Committee and Financial Pronouncements as issued by Financial Reporting Standards Council and the requirements of the Companies Act of South Africa. In evaluating the requirements of IFRS 3 Business Combinations, no party to the Reorganisation can be identified as an accounting acquirer. Upon the completion of the Reorganisation, the existing AGA Shareholders are expected to beneficially own the same percentage of NewCo Ordinary Shares as they held in AGA Ordinary Shares immediately prior to the implementation of the Reorganisation (subject to adjustments to reflect any exercise of Appraisal Rights as described under the “Dissenting AGA Shareholders’ Appraisal Rights” section of this Circular). Further, the business carried out by NewCo and its Subsidiaries immediately following the Reorganisation will be the same as the business carried out by AGA and its Subsidiaries immediately prior to the implementation of the Reorganisation. The existing AGA Shareholders will have the same commercial and economic interest in the Group as they had prior to the implementation of the Reorganisation and no additional new AGA Ordinary Shares will be issued as part of the Reorganisation. Accordingly, the Reorganisation does not result in a Business Combination as defined under IFRS 3 and, as such, the consolidated financial statements of the successor (NewCo) will reflect that the Reorganisation is, save for the cost of implementation of the Reorganisation and the NewCo Notes Distribution, in substance a continuation of the Group (the Reorganisation does not result in any change in ownership, economic substance or carrying values for the Group) and the consolidated financial statements of the predecessor (AGA) will become the comparative consolidated financial statements of that successor, adjusted for any reclassification between share capital and other reserves, as of the Operative Date.

9.	EXCHANGE CONTROL REGULATIONS

9.1.	AGA Shareholders who are resident outside the Common Monetary Area will need to comply with the Exchange Control Regulations set out in Annexure I attached to this Circular.

9.2.	If AGA Shareholders are in any doubt as to what action to take, they should consult their professional advisers.

10.	TAX IMPLICATIONS FOR AGA SHAREHOLDERS

10.1.
The tax implications of the Reorganisation on AGA Shareholders will depend on the individual circumstances of each AGA Shareholder. AGA Shareholders should seek advice from appropriate professional advisers if they are in any doubt whatsoever about their tax position.

10.2.	AGA Shareholders are referred to Annexure H attached to this Circular for a general summary of the South African, U.S. and U.K. tax implications.

11.	APPLICABLE LAWS

The Scheme and the AGAH Sale shall be governed by the laws of South Africa only. Each AGA Shareholder shall be deemed to have irrevocably submitted to the non-exclusive jurisdiction of the courts of South Africa in relation to all matters arising out of or in connection with the Scheme.

12.	SHARE CAPITAL OF AGA

12.1.	The authorised and issued share capital of AGA at the Last Practicable Date is set out below:

Authorised and Issued Share Capital
Authorised Share Capital
600,000,000 ordinary par value shares of ZAR 0.25 (25 cents) each
Issued Share Capital
419,612,543 ordinary par value shares of ZAR 0.25 (25 cents) each

12.2.	All AGA Ordinary Shares have the same voting rights.

13.	MAJOR AGA SHAREHOLDERS

13.1.
The table below presents, to the knowledge of AGA, each AGA Shareholder holding, directly or indirectly, a beneficial interest in excess of 5% (five percent) of the issued AGA Ordinary Shares as at Last Practicable Date:

AGA Shareholder	Number of AGA Ordinary Shares	% of Issued Share Capital
Public Investment Corporation of South Africa	78,550,223	18.72
Van Eck Associates Corporation	27,267,584	6.50
BlackRock Advisors LLC.	26,273,339	6.26

13.2.
At the Last Practicable Date, a total of 114,783,216 (one hundred and fourteen million seven hundred and eighty three thousand two hundred and sixteen) AGA Ordinary Shares (or 27.35% (twenty seven point three five percent)) of ordinary issued share capital of AGA) were held by the ADS Depositary. Each AGA ADS represents one AGA Ordinary Share. At the Last Practicable Date, the number of persons who were registered holders of AGA ADSs was reported at 1,888 (one thousand eight hundred and eighty eight). AGA is aware that many AGA ADSs are held of record by brokers and other nominees, and accordingly the above numbers are not necessarily representative of the actual number of persons who are beneficial holders of AGA ADSs or the number of AGA ADSs beneficially held by these persons. All AGA Shareholders have the same voting rights of one vote per AGA Ordinary Share.

13.3.
As at 26 May 2023, there were 21,608 (twenty one thousand six hundred and eight) holders on record of AGA Ordinary Shares. Of these holders 476 (four hundred and seventy six) had registered addresses in the United States and held a total of 66,434,804 (sixty six million four hundred and thirty four thousand eight hundred and four) AGA Ordinary Shares, or 15.83 (fifteen point eight three percent) of the total issued AGA Ordinary Shares. In addition, certain accounts on record with registered addresses outside the United States, including the custodians for the ADS Depositary, hold AGA Ordinary Shares, in whole or in part, beneficially for residents of the United States. As at the Last Practicable Date, it is estimated that 34.95 (thirty four point nine five percent) of AGA Ordinary Shares were beneficially owned by residents of the United States.

13.4.
Insofar as is known to AGA, there was no person who, directly or indirectly, jointly or severally, exercised or could exercise control over AGA, nor is AGA aware of any arrangements which might result in a change of control of AGA except in relation to the Reorganisation.

13.5.
As of the Last Practicable Date, AGA is the sole shareholder of NewCo. Alberto Calderon periodically receives, and has in the past received, awards under certain AGA equity plans, as a result of which he held a balance of 233,253 (two hundred and thirty three thousand two hundred and fifty three) AGA share awards and 26,370 (twenty six thousand three hundred and seventy) AGA Ordinary Shares as at the Last Practicable Date. Robert Hayes periodically receives, and has in the past received, awards under certain AGA equity plans, as a result of which he held a balance of 45,235 (forty five thousand two hundred and thirty five) AGA share awards and no AGA Ordinary Shares as at the Last Practicable Date.

14.	FINANCIAL INFORMATION

14.1.
PwC was appointed by the AGA Board as the Group’s independent external auditor for the financial year ending 31 December 2023. EY resigned as independent external auditor of the Group on conclusion of its responsibilities relating to the 31 December 2022 financial year audit.

14.2.
The consolidated financial statements (the Annual Financial Statements) of the Group which comprise of the consolidated statements of financial position as at 31 December 2022, and the consolidated income statements, the consolidated statements of comprehensive income, the consolidated statements of changes in equity and the consolidated statement of cash flows for the year then ended, and notes to the consolidated financial statements, including a summary of significant accounting policies, have been audited by EY, an independent registered auditor, as set forth in their report thereon, included therein.

14.3.
The summary of the consolidated financial information of AGA for the periods ended 31 December 2022, 31 December 2021 and 31 December 2020 contained in Annexure B attached to this Circular. The summary of the consolidated financial information of AGA has not been reviewed nor reported on by the Independent Reporting Accountant or Independent External Auditor.

14.4.	There have been no material changes in the accounting policies of AGA subsequent to its latest published financial results for the 12 (twelve) months ended 31 December 2022.

14.5.
The pro forma financial information relating to the Reorganisation for AGA and NewCo is detailed in Annexure C attached to this Circular and the Independent Reporting Accountant’s assurance report in respect thereof is contained in Annexure D attached to this Circular.

15.	INFORMATION RELATING TO AGA DIRECTORS

15.1.	The names, occupations and relevant business experience of the AGA Directors are set out in Annexure E attached to this Circular.

15.2.
None of the directors of the Group, including any director who resigned within the last 18 (eighteen) months, has or had any material beneficial interest, direct or indirect, in any transaction which is or was material to the business of the Group taken as a whole, and which was effected by AGA during the current or immediately preceding financial year or during any earlier financial year and which remains outstanding or unperformed in any respect.

15.3.
Neither the members of the AGA Board nor the members of the executive management of AGA will be granted any special benefits in connection with the Reorganisation. None of the members of the AGA Board or the members of the executive management of AGA will receive compensation due to the Reorganisation, provided that in order to avoid additional taxes or penalties under U.S. tax law, members of the executive management of AGA who participate in a deferred compensation plan that we have established for the benefit of our U.S. employees will be required to receive payment at the time of the Reorganisation of compensation, estimated at approximately USD 600,000 (six hundred thousand Dollars) in total, they had previously earned but deferred the payment of. Further, no changes to the remuneration package for the members of the AGA Board or executive management of AGA are intended to be made in connection with the Reorganisation. In connection with the implementation of the Reorganisation, the existing rights over AGA Ordinary Shares held by participants under AGA’s equity plans (including members of the AGA Board and executive officers) are expected to be replaced by equivalent rights over NewCo Ordinary Shares.

15.4.	The AGA Directors who hold AGA Ordinary Shares intend to vote such AGA Ordinary Shares in favour of the Reorganisation.

15.5.	AGA Directors’ remuneration and benefits are set out in the consolidated financial statements of AGA as of 31 December 2022.

15.6.	No services contracts have been entered into or amended before the Last Practicable Date other than in the ordinary course of business and on arm’s length terms.

16.	BENEFICIAL INTERESTS

16.1.	Interests of NewCo in AGA Ordinary Shares

As at the Last Practicable Date, NewCo did not hold any direct or indirect beneficial interests in the share capital of AGA, nor has NewCo dealt in AGA Ordinary Shares during the period beginning 6 (six) months beginning before the issue of the Firm Intention Announcement in relation to the Reorganisation, and ending on the Last Practicable Date.

16.2.	Interests of NewCo Directors in AGA Ordinary Shares

Alberto Calderon and Robert Hayes periodically receive awards under the DSP, as a result of which they held the following AGA share awards and AGA Ordinary Shares as of the Last Practicable Date, and as otherwise set forth in this Circular:

NewCo Director	Number of AGA Share Awards	Number of AGA Ordinary Shares	Number of AGA Ordinary Shares as % of Issued Share Capital
Alberto Calderon	233,253	26,370	0.0063
Robert Hayes	45,235	0	0

16.3.	Interests of NewCo Directors in NewCo Ordinary Shares

As at the Last Practicable Date, no NewCo Director (or any of their associates) holds any direct or indirect beneficial interests in the share capital of NewCo, nor have NewCo Directors dealt in NewCo Ordinary Shares during the period beginning 6 (six) months before the issue of the Firm Intention Announcement in relation to the Reorganisation, and ending on the Last Practicable Date.

16.4.	Interests of AGA and the AGA Directors in NewCo Ordinary Shares

16.4.1.	As at the Last Practicable Date, AGA holds 100% (one hundred percent) of the issued shares in NewCo, being:

16.4.1.1.	the Founder Share, which Founder Share, will following the Spin-Off, be gifted by AGA to NewCo for nil consideration and cancelled by NewCo; and

16.4.1.2.	the Redeemable Preference Shares, which Redeemable Preference Shares will, following the Spin-Off, be redeemed by NewCo at nominal value.

16.4.2.
None of the AGA Directors hold any NewCo Ordinary Shares. The AGA Directors who hold AGA Ordinary Shares, as of the Last Practicable Date, will acquire the corresponding number of NewCo Ordinary Shares pursuant to the Reorganisation.

16.4.3.	NewCo does not have any share trading history.

16.5.	Interests of AGA Directors in AGA Ordinary Shares as at the Last Practicable Date:

	Beneficial
	Direct		Indirect
	Number of AGA Ordinary Shares	% of Issued Share Capital	Number of AGA Ordinary Shares	% of Issued Share Capital
Non-Executive AGA Director
Maria Ramos (Chairperson)	0	0	0	0
Rhidwaan Gasant	0	0	0	0
Kojo Busia	2,000	0.0005	0	0
Alan Ferguson	5,000	0.0012	0	0
Albert Garner	22,500	0.0054	0	0
Maria Richter	10,300	0.0025	1,000	0.0002
Scott Lawson	2,830	0.0007	0	0
Jochen Tilk	2,800	0.0007	0	0
Jinhee Magie	0	0	0	0
Diana Sands	0	0	0	0
Total Non-Executive AGA Directors	45,430	0.0108	1,000	0.0002
Executive AGA Directors
Alberto Calderon	26,370	0.0063	0	0
Gillian Doran	0	0	0	0
Total Executive Directors	26,370	0.0063	0	0
Prescribed Officers/ Executive Committee of AGA
Lisa Ali	0	0	0	0
Stewart Bailey	8,927	0.0021	0	0
Terry Briggs	0	0	0	0
Ludwig Eybers(1)	0	0	0	0
Marcelo Godoy	32,643	0.0078	0	0
Lizelle Marwick	0	0	0	0
Total Prescribed Officers/ Executive Committee of AGA	41,570	0.0099	0	0
TOTAL	67,940	0.0162	0	0

Notes:

(1)	Ludwig Eybers will leave his role as Chief Operating Officer on 30 June 2023 and is expected to retire in December 2023.

The number of share awards that have been granted under all applicable AGA equity plans to the executive members of the AGA Board and members of the Executive Committee of AGA, as of the Last Practicable Date are set out in the table below. Non-Executive Directors are not eligible to receive, and have not been granted, any share awards under any AGA equity plans.

AGA Share Awards Balance as at the Last Practicable Date (1) (2)
NewCo Director
Executive Directors
Alberto Calderon	233,253
Robert Hayes	45,235
Total Executive Directors	278,488
Members of the Executive Committee
Lisa Ali	92,902
Stewart Bailey	190,760
Terry Briggs	78,544
Ludwig Eybers(3)	410,465
Marcelo Godoy	130,282
Lizelle Marwick	144,100
Total Members of the Executive Committee	1,047,053
TOTAL	1,325,541

Notes:

(1)	The latest expiry date of all share awards granted and outstanding as at the Last Practicable Date is 24 February 2033.

(2)	This table includes all vested and unvested share awards of executive members of the AGA Board and members of the Executive Committee of AGA.

(3)	Ludwig Eybers will leave his role as Chief Operating Officer on 30 June 2023 and is expected to retire in December 2023.

16.6.
In connection with the implementation of the Reorganisation, awards over AGA Ordinary Shares currently held by participants under AGA’s equity plans (including members of the AGA Board and Executive Committee) are expected to be replaced by equivalent rights over NewCo Ordinary Shares.

16.7.
The AGA Directors did not trade AGA Ordinary Shares during the period beginning 6 (six) months before the issue of the Firm Intention Announcement in relation to the Reorganisation, and ending on the Last Practicable Date.

16.8.	The AGA Directors not listed do not hold any shares in AGA.

17.	CONTINUATION OF THE BUSINESS OF AGA

If the Reorganisation is implemented, AGA will sell AGAH, which holds all of the operations and assets of the Group located outside of South Africa to NewCo. The AGA Board is confident that AGA will have the resources necessary to carry on its remaining business (excluding any interest in AGAH) following the Reorganisation. AGA will, however, carry on its remaining business (excluding any interest in AGAH) as a wholly-owned Subsidiary of NewCo. Further, the AGA Board is confident that the Group has the resources, skills and expertise to continue pursuing its strategic objectives and capitalise on opportunities after the Reorganisation, to the benefit of all stakeholders. Upon implementation of the Reorganisation, the AGA Directors are expected to constitute the NewCo Board.

18.	OPINIONS AND RECOMMENDATIONS

18.1.
AGA appointed the Independent Expert to advise AGA on the Reorganisation and to compile a report in terms of Section 114(3) of the Companies Act and the Companies Regulations (including regulations 90 and 110, in particular) to the Independent Board concerning the Reorganisation.

18.2.
The Independent Expert has advised the Independent Board that it has considered the terms and conditions of the Reorganisation, the Implementation Agreement and the Irrevocable Offer to Purchase and is of the opinion that the Reorganisation Consideration and the terms of the Reorganisation are fair and reasonable. The text of the Independent Expert Report is included in Annexure A attached to this Circular.

18.3.	The Independent Expert Report has not been withdrawn prior to the publication of this Circular.

18.4.
The Independent Board, after due consideration of, amongst other things the Independent Expert Report and factors that are difficult to quantify or are unquantifiable (as set out under the subheading “Assessment of Reasonableness” of paragraph 10 (Assessment of Fairness and Reasonableness) of the Independent Expert Report), has unanimously determined that the Reorganisation Consideration and the terms of the Reorganisation are fair and reasonable. As such, the Independent Board unanimously proposes the Reorganisation to the AGA Shareholders for their consideration and recommends that the AGA Shareholders vote in favour of the resolutions required to implement the Reorganisation.

18.5.
The AGA Board has not received any offers as defined in Section 117(1) of the Companies Act and contemplated in regulation 106(7)(a) of the Companies Regulations in the 6 (six) month period preceding the issue of the Firm Intention Announcement in relation to the Reorganisation and ending on the Last Practicable Date.

19.	MATERIAL AGREEMENTS RELATING TO THE REORGANISATION

Save for the Implementation Agreement and the Irrevocable Offer to Purchase, no agreements that are considered to be material to a decision regarding the Reorganisation to be taken by AGA Shareholders have been entered into between any of the following parties: AGA, NewCo, any AGA Directors (or persons who were directors of AGA within the 12 (twelve) months preceding the Last Practicable Date), any NewCo Directors (or persons who were directors of NewCo within the 12 (twelve) months preceding the Last Practicable Date), the shareholders of NewCo (or persons who were shareholders of NewCo within the 12 (twelve) months preceding the Last Practicable Date) and any AGA Shareholders (or persons who were shareholders of AGA within the 12 (twelve) months preceding the Last Practicable Date).

20.	MATERIAL CHANGES AND LITIGATION

20.1.	As at the Last Practicable Date, there are no known material changes in the financial or trading position of AGA subsequent to the latest published results.

20.2.
There are no legal or arbitration proceedings against AGA or NewCo (including any such proceedings that are pending or threatened), of which the AGA and NewCo are aware, which may have, or have had, in the recent past, being at least the 12 (twelve) months before the Last Practicable Date, a material effect on the Group’s financial.

20.3.
As of the Last Practicable Date, as far as the AGA Directors are aware, there are no legal proceedings which have been instituted against AGA or NewCo which may have an influence on the rights of the Group to explore or mine in the conduct of its business, in the normal and ordinary course, as conducted by the Group on the Last Practicable Date.

21.	DIRECTORS’ RESPONSIBILITY STATEMENT

21.1.	NewCo responsibility statement

The directors of NewCo, being Alberto Calderon and Robert Hayes, collectively and individually accept full responsibility for the accuracy of the information given (but only insofar as it relates to NewCo) and certify that to the best of their knowledge and belief there are no facts that have been omitted which would make any statements false or misleading, and all reasonable enquiries to ascertain such facts have been made and that the Circular contains all information required by law and the JSE Listings Requirements.

21.2.	AGA Independent Board and the AGA Board responsibility statement

The members of the Independent Board (collectively and individually) and the members of the AGA Board (collectively and individually) accept full responsibility for the accuracy of the information given (excluding such information in respect of which NewCo has accepted responsibility in paragraph 21.1 above of this Circular) and certify that to the best of their knowledge and belief there are no facts that have been omitted which would make any statements false or misleading, and all reasonable enquiries to ascertain such facts have been made and that the Circular contains all information required by law and the JSE Listings Requirements.

22.	COSTS OF THE REORGANISATION AND EXPENSES

22.1.	The costs incidental to the Reorganisation, including the costs applicable to this Circular, shall be borne by AGA and NewCo.

22.2.	The following expenses and provisions are expected, or have been paid or provided for by AGA in connection with the Reorganisation:

Nature of expense	Paid/Payable to	Total USD’000 (1) (2)
Australia tax adviser	Allens	394
Depositary fees and expenses	The Bank of New York Mellon	5,276
English legal adviser	Slaughter and May	4,000
Financial Adviser	Centerview Partners UK LLP	6,000
Financial Adviser / Transaction Sponsor	JPMorgan Chase Bank, N.A., Johannesburg Branch / J.P.Morgan Equities South Africa Proprietary Limited	6,000
Financial Adviser	Rothschild and Co South Africa Proprietary Limited	4,500
Ghanian legal adviser	Bentsi-Enchill, Letsa & Ankomah	250
Independent Expert fee	Barclays Bank PLC	1,070
Independent Reporting Accountant	Ernst & Young Incorporated	921
JSE documentation inspection fee and listing fee	JSE	239
Printing, publication and distribution	R&A Strategic Communications / Broadridge	180
South African legal adviser	Edward Nathan Sonnenbergs Incorporated	1,328
South African registrar, receiving agent fees and postage and transfer secretaries	Computershare	252
Settlement processing fee	Strate	152
South African tax adviser	Bowmans Incorporated	143
Takeover Regulation Panel transaction review fee	TRP	17
Tax advisors (other jurisdictions)	Miscellaneous	592
Legal advisors (other jurisdictions)	Miscellaneous	309
U.S. legal adviser	Cravath, Swaine & Moore LLP	22,251
U.S. Securities and Exchange Commission registration fee	SEC	1,110
Accounting review and advisory fee	PwC	379
Ghana Stock Exchange Registration Fees	GhSE	273
Media relations	Brunswick	1,000
Miscellaneous	Miscellaneous	3,114
TOTAL		60,000

Notes:

(1)	All amounts stated are exclusive of Value-Added Tax and have been rounded to the nearest thousand.

(2)	Includes ZAR amounts converted at an assumed exchange rate of ZAR 18.82/USD.

22.3.	The Estimated transaction costs in respect of the Reorganisation are USD 60 million, of which USD 13 million was expensed during 2022.

22.4.	Other than as set out above, the Group has incurred no preliminary expenses, other commissions or fees in relation to the Reorganisation during the 3 (three) years preceding the Last Practicable Date.

23.	CONSENTS

The Financial Advisers, Sponsors, Legal Advisers, Tax Adviser, Independent Reporting Accountant and Independent Expert, whose names are included in this Circular, have consented in writing to act in the capacities stated and to their names being included in this Circular and have not withdrawn their consents prior to the publication of this Circular.

24.	DOCUMENTS AVAILABLE FOR INSPECTION

Copies of the following documents will be available for inspection during normal business hours at the registered office of AGA and the office of the Sponsors, whose details can be found in the section headed “Corporate Information and Adviser” section of this Circular, from the date of posting of this Circular until the date of the Shareholders’ Meeting, during normal business hours on Business Days, and/or in electronic form by email request sent to companysecretary@anglogoldashanti.com from the date of issue of this Circular up to and including the date of the Shareholders’ Meeting:

24.1.	the audited financial statements of AGA for the three years ended 31 December 2022, 31 December 2021, 31 December 2020, prepared in accordance with IFRS as issued by IASB;

24.2.	Independent Reporting Accountant’s assurance report on the pro forma financial information to illustrate the effect of the Reorganisation as of and for the year ended 31 December 2022;

24.3.	the letter issued by the Takeover Regulation Panel in terms of Section 115(1)(b) of the Companies Act, approving this Circular;

24.4.	the AGA Memorandum of Incorporation;

24.5.	the NewCo Articles of Association;

24.6.	a signed copy of this Circular;

24.7.	a signed copy of the Independent Expert Report included in Annexure A attached to this Circular;

24.8.	the letters of consent referred to in paragraph 23 above of this Circular;

24.9.	the DSP, the LTIP and the BSP;

24.10.	the Mineral Resource and Mineral Reserve Report;

24.11.	the Implementation Agreement;

24.12.	the Irrevocable Offer to Purchase;

24.13.	a signed copy of the Pre-listing Statement; and

24.14.	a signed copy of the Form F-4.

SIGNED ON BEHALF OF THE AGA BOARD

Signature:
who warrants that he / she is duly authorised thereto
Name:

Date:

Place:

SIGNED ON BEHALF OF THE AGA INDEPENDENT BOARD

Signature:
who warrants that he / she is duly authorised thereto
Name:

Date:

Place:

SIGNED ON BEHALF OF THE NEWCO BOARD

Signature:
who warrants that he / she is duly authorised thereto
Name:

Date:

Place:

Annexure A
REPORT OF THE INDEPENDENT EXPERT

The Independent Board
AngloGold Ashanti Limited

112 Oxford Road
Houghton Estate
Johannesburg 2198
South Africa

16 June 2023

Dear Members of the Independent Board,

FAIR AND REASONABLE OPINION IN RESPECT OF THE CORPORATE RESTRUCTURING OF ANGLOGOLD ASHANTI LIMITED

1.	INTRODUCTION

In an announcement released on SENS dated 12 May 2023, AngloGold Ashanti Limited (“AGA” or the “Company”), a company incorporated in South Africa and listed on the Johannesburg Stock Exchange (“JSE”) with American Depositary Receipts (“ADRs”) listed on the New York Stock Exchange (“NYSE”) and with secondary listings on A2X Markets in South Africa (“A2X”), the Ghana Stock Exchange (“GhSE”), and the Australian Securities Exchange (“ASX”), announced that the AGA Board has resolved to pursue a corporate restructuring resulting in the establishment of a new listed parent company (“New ListCo”) incorporated in the United Kingdom, with a primary listing on the NYSE and an inward secondary listing on the JSE as well as secondary listings on the A2X and on the GhSE, in terms of which AGA shareholders will receive 1 share in New ListCo for every share held in AGA as consideration for the transaction (the “Proposed Transaction”).

The full details of the Proposed Transaction are explained in the circular to be sent to the holders of ordinary shares in AGA (the “Shareholders”) seeking their approval of the Proposed Transaction (the “Circular”).

2.	DESCRIPTION OF THE PROPOSED TRANSACTION

The steps in the Proposed Transaction include “fundamental transactions” in terms of section 112 of the Companies Act, 2008 (the “Companies Act”), whereby AGA will dispose of all its shares in AngloGold Ashanti Holdings Plc to New ListCo (the “Disposal”), and section 114 of the Companies Act, whereby the board of directors of AGA have proposed a scheme of arrangement between AGA and the Shareholders (the “Scheme”) and pursuant to which New ListCo will acquire all of the shares in AGA (subject to any Shareholders who exercise appraisal rights) in exchange for the right and obligation of Shareholders, without any action on their part, to subscribe for New ListCo shares which will be allotted and issued directly (via a nominee) to the Shareholders.

As such, each of these steps constitutes an “affected transaction” as defined respectively in section 117(1)(c)(i) and (iii) of the Companies Act. Consequently, the Proposed Transaction is regulated by the Companies Act and the Takeover Regulations issued in terms of the Companies Act, as amended (the “Takeover Regulations”).

The structuring steps contemplated in the Proposed Transaction will be implemented separately but in sequence and on an inter-conditional basis resulting in New ListCo acquiring all of AGA’s issued shares, including AGA shares represented by ADRs, from the Shareholders as recorded on the AGA securities register on the record date of the Scheme.

From a settlement perspective, a Shareholder holding 1 AGA share on the record date will hold (via a nominee) 1 New ListCo share on the first trading day after implementation of the Proposed Transaction.

Barclays Bank PLC is authorised by the Prudential Regulation Authority and regulated by the Financial Conduct Authority and the Prudential Regulation Authority (Financial Services Register No. 122702). Registered in England. Registered No. 1026167. Registered office: 1 Churchill Place, London E14 5HP.

Annexure A (continued)

3.	IDENTIFICATION OF SECURITIES THAT ARE AFFECTED

In terms of the Memorandum of Incorporation (“MoI”) of AGA, the following points are noted.

●	AGA is authorised to issue 600,000,000 ordinary shares of 25 SA cents each.

●	As at 15 June 2023, the issued share capital of AGA is 419,612,543, which is fully-paid and not subject to further calls or assessment by AGA (the “AGA ISC”).

●
All the shares rank pari passu in all respects, there being no conversion or exchange rights attached thereto, and all of the AGA shares have equal rights to participate in capital, dividend and profit distributions by AGA.

●	Each ordinary shareholder is entitled to one vote per ordinary share held if voting by way of a poll and one vote if voting is conducted by show of hands.

In terms of the Articles of Association of New ListCo a UK incorporated company, the following points are noted.

●	New ListCo does not have authorised share capital as this concept does not exist under UK corporate law.

●	It is currently expected that as at the implementation of the Proposed Transaction New ListCo will be authorised to allot and issue ordinary shares in an amount not less than the AGA ISC.

●
It is currently expected that as at the implementation of the Proposed Transaction all the New ListCo shares rank pari passu in all respects, there being no conversion or exchange rights attached thereto, and upon implementation of the Proposed Transaction all of the New ListCo shares will have equal rights to participate in capital, dividend and profit distributions by New ListCo.

●
It is currently expected that as at the implementation of the Proposed Transaction each ordinary shareholder is entitled to one vote per share held if voting by way of a poll and one vote if voting is conducted by show of hands.

●
No treasury shares are expected to be held by New ListCo at the date of the implementation of the Proposed Transaction. Whereas AGA is subject to the Companies Act and requirements applicable to companies listed on the JSE, New ListCo will be subject to English company law. AGA is currently considered a Foreign Private Issuer (“FPI”) under the US Securities Act of 1933 with ADRs listed on the NYSE. It is subject to the NYSE’s corporate governance rules as they apply to FPIs which largely defer to home country practice; we understand that following completion of the Proposed Transaction, New ListCo will also be an FPI. Accordingly, we note that there may be some differences between the rights of the Shareholders before the implementation of the Scheme and the rights of New ListCo shareholders following the implementation of the Scheme owing to the differences between the Companies Act and JSE Listings Requirements, on the one hand, and English company law on the other. However, any difference that may exist between the rights of the Shareholders prior to the implementation of the Scheme and the rights of the New ListCo shareholders after the implementation of the Scheme will not have a material impact on the fairness and reasonableness evaluation of the Proposed Transaction.

4.	SCOPE

In accordance with the applicable provisions of the Companies Act along with the Takeover Regulations, the Company’s Board of Directors has established the independent board of the Company (the “Independent Board”), which is required to appoint an independent expert to prepare a report to the Independent Board and cause the report to be distributed to Shareholders.

AGA has appointed Barclays Bank PLC (the “Barclays Group”, “Barclays” or “we”) to act as an independent expert in terms of Section 114 (2) of the Companies Act and Regulation 90 of the Takeover Regulations to provide an opinion to the Independent Board on whether the Proposed Transaction is fair and reasonable.

We understand that the fair and reasonable opinion (the “Opinion”) will be used by the Independent Board to satisfy the requirements of the Companies Act and the Takeover Regulations and this Opinion was referenced in the announcement released on SENS dated 12 May 2023 announcing the Proposed Transaction and will be included in its entirety in the Circular.

Barclays Bank PLC is authorised by the Prudential Regulation Authority and regulated by the Financial Conduct Authority and the Prudential Regulation Authority (Financial Services Register No. 122702). Registered in England. Registered No. 1026167. Registered office: 1 Churchill Place, London E14 5HP.

5.	RESPONSIBILITY

Compliance with the Companies Act and the Takeover Regulations is the responsibility of the Independent Board. Our responsibility is to provide an opinion to the Independent Board indicating whether the Proposed Transaction is fair and reasonable to the Shareholders in accordance with the relevant provisions of the Companies Act and the Takeover Regulations.

We confirm that this Opinion has been provided to the Independent Board for the sole purpose of assisting them in evaluating the Proposed Transaction and our Opinion does not in any manner address the underlying business decision of the Company’s Board of Directors or the Independent Board to recommend the Proposed Transaction.

6.	DEFINITION OF THE TERMS “FAIR” AND “REASONABLE”

In the case of a restructuring, a transaction is generally fair and reasonable if the benefits received by shareholders as a result of the restructuring (including the value of the securities received in the restructuring), is equal to or greater than the benefits given up by the shareholders (including the value of the securities before the restructuring). Fairness is primarily based on quantitative considerations and reasonableness of qualitative considerations relevant to the particular transaction.

In reaching a conclusion on whether the Proposed Transaction is fair and reasonable to the Shareholders, we considered the material effects of the Proposed Transaction on the rights and interests of the Shareholders. However, we express no opinion as to the prices at which the Company’s shares may trade following announcement of the Proposed Transaction or New ListCo’s shares may trade following completion of the Proposed Transaction and our Opinion should not be viewed as providing any assurance that the market value of the Company’s shares after the announcement or New ListCo’s shares following completion of the Proposed Transaction will be in excess of the market value of the Company’s shares at any time prior to the announcement or completion of the Proposed Transaction.

7.	SOURCES OF INFORMATION

In the course of our analysis, we relied upon financial and other information obtained from the Company and from various public, financial and industry sources without independent verification. We assume no liability or responsibility for and express no opinion with respect to such financial and other information. Our conclusion is dependent on such information being complete, accurate and not misleading in all material respects.

The principal sources of information used in arriving at our Opinion, include the following public and privately made available:

●	Project Trilogy[1] Special Meeting of the Investment Committee 20 May 2022 presentation;

●	AGA Limited Formal Application to South African Reserve Bank for the Proposed Change in Domicile and Reference Listing;

●	Project Trilogy Briefing Document;

●
annual integrated reports of AGA, incorporating the audited annual financial statements, for the years ended December 2021, December 2022 and Interim Results for the 6 months to June 2022 and Market Update Report for the quarter ended 31 March 2023;

●	Trilogy 2022 exit tax calculation prepared by AGA management (the “Exit Tax Calculation”);

●	AGA Press Releases that we deemed relevant;

●	AGA Notes Prospectuses, to the extent we deemed relevant;

●	Project Trilogy Final KPMG Report and discussions with the KPMG Tax team;

●	last 6 months of published equity research from various brokers;

●	FactSet consensus forecast earnings;

●
various credit research reports that we deemed relevant including: S&P Global Ratings RatingsDirect (17 July 2020), Moody’s Investors Services AngloGold Ashanti Credit Opinion (4 December 2020), and S&P Global Ratings AngloGold Fully Analysis (17 May 2022);

1  Project Trilogy is the project code name assigned by AGA for the Proposed Transaction.

Barclays Bank PLC is authorised by the Prudential Regulation Authority and regulated by the Financial Conduct Authority and the Prudential Regulation Authority (Financial Services Register No. 122702). Registered in England. Registered No. 1026167. Registered office: 1 Churchill Place, London E14 5HP.

Annexure A (continued)

●	South African Reserve Bank transaction approval letter;

●	discussions with AGA management regarding the background and transaction overview of Project Trilogy including transaction steps;

●	discussions with AGA management on exit tax calculations;

●	discussions with AGA management regarding the historical financial information of the Company;

●	discussions with AGA management on prevailing market, economic, legal and other conditions which may affect underlying value;

●	Shareholder Analysis Summary Report produced by AGA’s advisors as at 26 May 2023;

●	publicly available information relating to AGA that we deemed to be relevant, including company announcements and media articles; and

●	publicly available information relating to the mining industry that we deemed relevant.

8.	PROCEDURES PERFORMED

In arriving at our Opinion, we have, inter alia, undertaken the following procedures in evaluating the fairness and reasonableness of the Proposed Transaction:

●
reviewed certain publicly available financial statements and other business and financial information relating to the Company that we considered relevant to our analysis, including the Company’s audited financial statements for financial periods ended December 2021, December 2022 and unaudited Interim Results for the six months ended 30 June 2022 and Market Update Report for the quarter ended 31 March 2023;

●	reviewed certain internal financial statements and other financial and operating data relating to the Company provided to us by the Company;

●	compared certain financial information of AGA with similar information of companies we deemed relevant;

●	utilized two sets of consensus forecast earnings, one being directly sourced from FactSet data, the other being compiled from certain of the above mentioned broker reports (the “Consensus Forecasts”);

●	performed a discounted cash flows valuation analysis based on the Consensus Forecasts;

●
considered peer trading comparables, focusing on industry metrics including share price to net asset value per share (“P/NAV”), enterprise value to EBITDA multiple (“EV/EBITDA”) and share price to cash flow per share (“P/CFPS”), and certain operational metrics; and

●	analyzed a variety of transactional elements pertaining to the Proposed Transaction which include but are not limited to:

o	the Proposed Transaction’s impact (if any) on the asset base and the strategy of the business;

o	AGA management estimates of transaction costs;

o	expected changes to future corporate costs and tax burden for the business (if any); and

o	potential dividend withholding tax implications, and ability to make distributions to the shareholders.

9.	ASSUMPTIONS

In arriving at our Opinion, we have also relied upon, without independent verification, the assessment of AGA management with respect to the following assumptions:

●	terms and conditions of the Proposed Transaction are legally enforceable;

●
the Proposed Transaction will not trigger clauses in contracts entered into by AGA that materially negatively impact the value of AGA shares, or the underlying assets, operations and business of AGA and its group (including New ListCo);

●	any invocation of appraisal rights in connection to the Scheme by Shareholders will be on a fair market value basis;

●	reliance can be placed on the historical and forecast financial information on AGA used in our analysis;

Barclays Bank PLC is authorised by the Prudential Regulation Authority and regulated by the Financial Conduct Authority and the Prudential Regulation Authority (Financial Services Register No. 122702). Registered in England. Registered No. 1026167. Registered office: 1 Churchill Place, London E14 5HP.

●	the Proposed Transaction will not give rise to any undisclosed tax liabilities or have a material impact on tax burden for the business going forward;

●	the Proposed Transaction will not cause any reduction in ability to make distributions to the Shareholders;

●	the Proposed Transaction will not give rise to any material changes in corporate costs; and

●	there are no undisclosed contingencies that could affect the value of the Company or the New ListCo.

Our Opinion is necessarily based on financial, economic, regulatory, market and other conditions as they exist, and can be evaluated, on the date of this Opinion. We assume no obligation to update, revise or reaffirm our Opinion based on circumstances that may occur after the date of this Opinion.

10.	ASSESSMENT OF FAIRNESS AND REASONABLENESS

Assessment of Fairness
In conducting our analyses and arriving at our assessment of fairness, Barclays has considered the potential costs and benefits to Shareholders of the Proposed Transaction which includes an assessment of the value of AGA shares prior to the Proposed Transaction and the value of New ListCo shares post completion of the Proposed Transaction.

Value of AGA Shares
An assessment of the valuation of AGA on the basis of the structure of the Company before the implementation of the Proposed Transaction was conducted to determine an anchor valuation to work from in assessing the impact to the Shareholders of the Proposed Transaction on a relative basis.

Specifically, for AGA, Barclays has performed:

●
discounted cash flow analysis: discounted cash flow model applied to a 3-year corporate-level cash flow forecast (2023 – 2025) as per the Consensus Forecasts with terminal value based on the final year EV/EBITDA multiple;

●	comparable companies analysis: reviewed and benchmarked P/NAV, P/CFPS, and EV/EBITDA multiples of producing gold major peers;

●	research analysts estimates: reviewed range of target stock prices and NAV estimates recently published by equity research analysts covering AGA; and

●	52-week trading range and volume weighted average price: reviewed trading range for AGA JSE stock price over the last 12 months and also considered volume weighted average prices for certain periods.

Value of New ListCo Shares
We have been advised by AGA management that there will be no changes to the underlying assets and operations of the business as a result of the Proposed Transaction. Therefore, we did not repeat the standard valuation methodologies in assessing New ListCo value; instead the analysis focused on identifying factors that could yield an increase or decrease in the value of the New ListCo shares versus AGA shares. Areas considered included the following:

●	Proposed Transaction corporate asset perimeter;

●	Proposed Transaction consideration;

●	any change in corporate costs, corporate tax or strategy;

●	ability to make distributions to Shareholders;

●	access to / cost of capital; and

●	Proposed Transaction costs, which include tax costs, advisor fees, and other transaction costs as estimated by AGA management.

In arriving at its opinion, Barclays did not attribute any particular weight to any single analysis or factor considered by it but rather made qualitative judgments as to the significance and relevance of each analysis and factor relative to all other analyses and factors performed and considered by it and in the context of the circumstances of the Proposed Transaction. Accordingly, Barclays believes that its analyses must be considered as a whole, as considering any portion of such analyses and factors, without considering all analyses and factors as a whole, could create a misleading or incomplete view of the process underlying its opinion.

Barclays Bank PLC is authorised by the Prudential Regulation Authority and regulated by the Financial Conduct Authority and the Prudential Regulation Authority (Financial Services Register No. 122702). Registered in England. Registered No. 1026167. Registered office: 1 Churchill Place, London E14 5HP.

Annexure A (continued)

The analyses prepared by Barclays were prepared solely for the purpose of enabling Barclays to provide the Opinion, and do not purport to be appraisals or necessarily reflect the prices at which business or securities may actually be sold or trade, which are inherently subject to uncertainty.

Assessment of Reasonableness
In consideration of reasonableness, Barclays has been guided by AGA management to consider a number of qualitative factors, that have the potential to beneficially impact Shareholders from strategic, financial and operational points of view post completion of the Proposed Transaction, including seeking:

●	to remove the perceived South African discount:

o	break the longstanding historical link to assumed structural South African discount; and

o	align public valuation approach for the Company with approaches adopted by practitioners for North American peers;

●	certain debt capital markets benefits:

o	certain agencies and market practitioners apply a South African sovereign ceiling based on AGA’s corporate domicile; and

o	a North American capital markets locus offers better access to a deeper pool of fixed income investors;

●	certain equity capital markets benefits:

o	marginal increase in index demand;

o	potential for enhanced share trading liquidity; and

o	potential for enhanced broker research coverage;

●	increased strategic flexibility:

o	increased acceptability of shares of the Company as acquisition currency;

o	removal of certain regulatory hurdles in conducting strategic transactions; and

o	better positioning the business to benefit from certain operational efficiencies.

11.	OPINION

Based on the analysis performed, our valuation work and other considerations, we conclude that:

●
the value attributable to Shareholders prior to the Proposed Transaction is between R410 per share and R480 per share. The most likely value is R445 per share, which approximates to the midpoint of our value range;

●
based on the calculations prepared by AGA management, we have assumed that the Proposed Transaction triggers one- off tax charges and transaction costs equal to between 4.5% and 5.3% of the above-mentioned value range attributable to AGA shares prior to the Proposed Transaction;

●
other than these one-off tax charges and transaction costs, no other charges or costs as a result of the Proposed Transaction which may have an adverse impact on the value per share attributable to the Shareholders have been identified in the process undertaken by AGA management and its advisors;

●
based on the foregoing, we are of the opinion that the value attributable to Shareholders post the Proposed Transaction is not materially different to the value attributable to Shareholders prior to the Proposed Transaction; and

●	there are potential qualitative benefits associated with the Proposed Transaction that may not immediately impact shareholder value but may help to unlock shareholder value over time.

Based upon and subject to the foregoing, including the procedures performed and the various assumptions and limitations set forth herein, we are of the opinion on the date hereof that the terms of the Proposed Transaction are fair and reasonable to the Shareholders.

Barclays Bank PLC is authorised by the Prudential Regulation Authority and regulated by the Financial Conduct Authority and the Prudential Regulation Authority (Financial Services Register No. 122702). Registered in England. Registered No. 1026167. Registered office: 1 Churchill Place, London E14 5HP.

12.	LIMITING CONDITIONS

While the deal team has considered the information outlined in Section 7 “Sources of Information” of this Opinion, the following limitations are worth noting.

In arriving at our Opinion, we have assumed and relied upon, without any independent verification, the accuracy and completeness of the financial and other information and data publicly available reviewed by us and have further relied upon the assurances of the Company’s management that they are not aware of any facts or circumstances that would make any such information or data inaccurate or misleading in any material respect.

With respect to Consensus Forecasts, upon the advice of the Company, we have assumed that the operating data that forms the basis of such Consensus Forecasts is a reasonable basis for conducting our analysis. We assume no liability or responsibility for and express no opinion with respect to such Consensus Forecasts or such assessments of anticipated strategic, financial and operational benefits or the assumptions on which they are based.

We have not conducted a physical inspection of the properties and facilities of the Company and have not made or obtained any independent valuation or appraisal of the assets or liabilities (including any derivative or off-balance sheet assets and liabilities) of the Company, nor have we evaluated the solvency or fair value of the Company under any laws relating to bankruptcy, insolvency or similar matters. We have assumed, at the direction of the Company, that the Proposed Transaction will be completed in accordance with its terms, without waiver, modification or amendment of any material term, condition or agreement and that, in the course of obtaining the necessary governmental, regulatory and other approvals, consents, releases and waivers for the Proposed Transaction, no delay, limitation, restriction or condition, including any divestiture requirements or amendments or modification, will be imposed that would have an adverse effect on AGA or the contemplated benefits of the Proposed Transaction.

We express no view or opinion as to any terms or other aspects of the Proposed Transaction (other than the financial and other terms of the Proposed Transaction to the extent expressly specified herein), including, without limitation, the form or structure of the Proposed Transaction. We were not requested to, and we did not, participate in the negotiation of the terms of the Proposed Transaction, nor were we requested to, and we did not, provide any advice or services in connection with the Proposed Transaction other than the delivery of this Opinion. We express no view or opinion to any such matters. Our Opinion is limited to the fairness and reasonableness of the Proposed Transaction to the Shareholders. In addition, no opinion or view is expressed with respect to the fairness or reasonableness (financial or otherwise) of the amount, nature, or any other aspect of any compensation to any of the officers, directors or employees of any party to the Proposed Transaction, or class of such persons, relative to such consideration. Furthermore, no opinion or view is expressed as to the relative merits of the Proposed Transaction in comparison to other strategies or transactions that might be available to AGA or in which AGA might engage or as to the underlying business decision of AGA to proceed with or effect the Proposed Transaction.

Our Opinion is necessarily based on financial, economic, market and other conditions as they exist, and can be evaluated, on the date of this Opinion. We assume no obligation to update, revise or reaffirm our Opinion based on circumstances that may occur after the date of this Opinion.

We have furthermore assumed that all the Potential Transaction conditions precedent, including any material governmental, regulatory and third-party approvals, consents and releases required in connection with the Proposed Transaction have been or will be fulfilled or waived (where capable of waiver) reasonably within the timeframes assumed.

Our Opinion does not in any way constitute a recommendation as to whether or not the Shareholders should accept the Proposed Transaction, or how they should vote or act in relation to the Proposed Transaction. Furthermore, we express no opinion as to the prices at which the Company’s shares may trade following the announcement of the Proposed Transaction or New ListCo’s shares may trade following completion of the Proposed Transaction and our Opinion should not be viewed as providing any assurance that the market value of the Company’s shares after the announcement or New ListCo’s shares following completion of the Proposed Transaction will be in excess of the market value of the Company’s shares at any time prior to the announcement or completion of the Proposed Transaction.

This Opinion, the delivery of which has been approved by the Barclays Fairness Opinion Committee, is for the information of the Independent Board for the sole purpose of its evaluation of the Proposed Transaction. This Opinion is not intended to be relied upon or confer any rights or remedies upon any employee, creditor, shareholder or other equity holder of the Company (including but not limited to any Shareholder).

Barclays Bank PLC is authorised by the Prudential Regulation Authority and regulated by the Financial Conduct Authority and the Prudential Regulation Authority (Financial Services Register No. 122702). Registered in England. Registered No. 1026167. Registered office: 1 Churchill Place, London E14 5HP.

Annexure A (continued)

13.	INDEPENDENCE, COMPETENCE AND FEES

We have acted as an independent professional expert to the Company’s Board of Directors, in terms of section 114(2) of the Companies Act and Regulation 90(1) of the Takeover Regulations, in connection with the Proposed Transaction exclusively to render this Opinion and will receive a fee of US$1,000,000, which the Company has agreed to pay us for our services. In addition, the Company has agreed to reimburse our expenses and indemnify us against certain liabilities that could arise out of our engagement.

Barclays Bank PLC, together with its affiliates, is a major global financial services provider, engaged in a wide range of commercial banking, investment banking, investment management and other activities. In the ordinary course of such activities, Barclays Bank PLC and other members of the Barclays Group (or investment funds managed by them or in which they have financial interests) may trade, for their own account or the accounts of their customers, and, accordingly, may at any time hold a long or short position, in debt and/or equity securities (and/or related derivative securities) of the Company and or New ListCo.

We, together with our affiliates, in the past have provided, currently are providing, and in the future may provide, investment banking, commercial banking and other financial services to the Company and or New ListCo and have received or in the future may receive compensation for the rendering of these services.

We also confirm that we have the necessary qualifications and competence to provide the Opinion on the Proposed Transaction. Furthermore, we confirm that our professional fees are not contingent upon the success of the Proposed Transaction.

14.	MATERIAL INTERESTS OF DIRECTORS AND TRUSTEES

In accordance with Section 114 of the Companies Act, we confirm that Directors’ interests in the Company are as follows:

	Beneficial
	Direct		Indirect
	31-Mar-23
	AGA Ordinary Shares	% of AGA Ordinary Shares Outstanding	AGA Ordinary Shares	% of AGA Ordinary Shares Outstanding
Non-Executive Directors
MDC Ramos	–	–	–	–
R Gasant	–	–	–	–
KOF Busia	2,000	0.0005	–	–
AM Ferguson	5,000	0.0012	–	–
AH Garner	22,500	0.0054	–	–
MC Richter	10,300	0.0025	1,000	0.0002
S Lawson	2,830	0.0007	–	–
JE Tilk	2,800	0.0007	–	–
Jinhee M	–	–	–	–
D Sands	–	–	–	–
Total Non-Executive Directors	45,430	0.0108	1,000	0.0002
Executive Directors
A Calderon	26,370	0.0063
G Doran	–	–	–	–
Total-Executive Directors	26,370	0.0063

Barclays Bank PLC is authorised by the Prudential Regulation Authority and regulated by the Financial Conduct Authority and the Prudential Regulation Authority (Financial Services Register No. 122702). Registered in England. Registered No. 1026167. Registered office: 1 Churchill Place, London E14 5HP.

Annexure A (continued)

	Beneficial
	Direct		Indirect
	31-Mar-23
	AGA Ordinary Shares	% of AGA Ordinary Shares Outstanding	AGA Ordinary Shares	% of AGA Ordinary Shares Outstanding
Members of the Executive Committee
L Ali	–	–	–	–
SD Bailey	13,039	0.0031
T Briggs	–	–	–	–
L Eybers	–	–	–	–
MC Godoy	32,643	0.0078
L Marwick	–	–	–	–
Total-Members of the Executive Committee	45,682	0.0109	–	–
Grand Total	72,052	0.0172

We understand that the Proposed Transaction has the same effect on such Directors that it has on the other Shareholders.

15.	THIRD-PARTY RIGHTS

This Opinion is provided to the Independent Board (in its capacity as such) in connection with and for the purposes of the Proposed Transaction for the sole purpose of assisting the Independent Board in evaluating the fairness and reasonableness of the Proposed Transaction. Therefore, this Opinion should not be regarded as suitable for use by any other party and shall not confer rights or remedies upon, any person other than the Independent Board. Fair and reasonable opinions do not purport to cater for individual shareholders but rather the general body of shareholders. Also, an individual shareholder’s decision may be influenced by such shareholder’s particular circumstances and, accordingly, a Shareholder should consult an independent advisor if any doubts as to the merits or otherwise of the Scheme, Disposal, delisting or any other aspect of the Proposed Transaction exist.

16.	CONSENT

We hereby consent to the inclusion of this Opinion in the Circular, provided that any inclusion is of the entirety of this Opinion and without any amendments, and to references to this Opinion in the Circular, provided that any reference does not paraphrase or summarise this Opinion. This Opinion shall not otherwise be disclosed, reproduced, disseminated, quoted, summarised and/or referred to at any time, in whole or in part, in any manner and/or for any purpose, nor shall any public references to Barclays be made by the Company or any of its affiliates, without the prior consent of Barclays.

In accordance with section 114(3)(g) of the Companies Act, a copy of sections 115 and 164 of the Companies Act is attached as Annexures A and B respectively.

Yours faithfully
Barclays Bank PLC

Barclays Bank PLC is authorised by the Prudential Regulation Authority and regulated by the Financial Conduct Authority and the Prudential Regulation Authority (Financial Services Register No. 122702). Registered in England. Registered No. 1026167. Registered office: 1 Churchill Place, London E14 5HP.

ANNEXURE A TO THE REPORT OF THE INDEPENDENT EXPERT

Section 115: Required approval for transactions contemplated in Part

(1)
Despite section 65, and any provision of a company’s Memorandum of Incorporation, or any resolution adopted by its board or holders of its securities, to the contrary, a company may not dispose of, or give effect to an agreement or series of agreements to dispose of, all or the greater part of its assets or undertaking, implement an amalgamation or a merger, or implement a scheme of arrangement, unless –

(a)	the disposal, amalgamation or merger, or scheme of arrangement –

(i)	has been approved in terms of this section; or

(ii)	is pursuant to or contemplated in an approved business rescue plan for that company, in terms of Chapter 6; and

(b)	to the extent that Parts B and C of this Chapter, and the Takeover Regulations, apply to a company that proposes to—

(i)	dispose of all or the greater part of its assets or undertaking;

(ii)	amalgamate or merge with another company; or

(iii)	implement a scheme of arrangement,

the Panel has issued a compliance certificate in respect of the transaction, in terms of section 119 (4) (b), or exempted the transaction in terms of section 119 (6).

[Para. (b) substituted by s. 71 (a) of Act No. 3 of 2011.]

(2)	A proposed transaction contemplated in subsection (1) must be approved –

(a)
by a special resolution adopted by persons entitled to exercise voting rights on such a matter, at a meeting called for that purpose and at which sufficient persons are present to exercise, in aggregate, at least 25% of all of the voting rights that are entitled to be exercised on that matter, or any higher percentage as may be required by the company’s Memorandum of Incorporation, as contemplated in section 64 (2); and

[Para. (a) substituted by s. 71 (b) of Act No. 3 of 2011.]

(b)	by a special resolution, also adopted in the manner required by paragraph (a), by the shareholders of the company’s holding company if any, if –

(i)	the holding company is a company or an external company;

(ii)	the proposed transaction concerns a disposal of all or the greater part of the assets or undertaking of the subsidiary; and

(iii)
having regard to the consolidated financial statements of the holding company, the disposal by the subsidiary constitutes a disposal of all or the greater part of the assets or undertaking of the holding company; and

[Subpara. (iii) substituted by s. 71 (c) of Act No. 3 of 2011.]

(c)	by the court, to the extent required in the circumstances and manner contemplated in subsections (3) to (6).

(3)	Despite a resolution having been adopted as contemplated in subsections (2) (a) and (b), a company may not proceed to implement that resolution without the approval of a court if –

(a)
the resolution was opposed by at least 15% of the voting rights that were exercised on that resolution and, within five business days after the vote, any person who voted against the resolution requires the company to seek court approval; or

[Para. (a) substituted by s. 71 (d) of Act No. 3 of 2011.]

(b)
the court, on an application within 10 business days after the vote by any person who voted against the resolution, grants that person leave, in terms of subsection (6), to apply to a court for a review of the transaction in accordance with subsection (7).

[Para. (b) substituted by s. 71 (d) of Act No. 3 of 2011.]

Annexure A (continued)

(4)
For the purposes of subsections (2) and (3), any voting rights controlled by an acquiring party, a person related to an acquiring party, or a person acting in concert with either of them, must not be included in calculating the percentage of voting rights –

(a)	required to be present, or actually present, in determining whether the applicable quorum requirements are satisfied; or

(b)	required to be voted in support of a resolution, or actually voted in support of the resolution.

[Subs. (4) substituted by s. 71 (e) of Act No. 3 of 2011.]

(4A)	In subsection (4), “act in concert” has the meaning set out in section 117 (1) (b).

[Subs. (4A) inserted by s. 71 ( f ) of Act No. 3 of 2011.]

(5)	If a resolution requires approval by a court as contemplated in terms of subsection (3) (a), the company must either—

(a)	within 10 business days after the vote, apply to the court for approval, and bear the costs of that application; or

[Para. (a) substituted by s. 71 (g) of Act No. 3 of 2011.]

(b)	treat the resolution as a nullity.

(6)	On an application contemplated in subsection (3) (b), the court may grant leave only if it is satisfied that the applicant—

(a)	is acting in good faith;

(b)	appears prepared and able to sustain the proceedings; and

(c)	has alleged facts which, if proved, would support an order in terms of subsection (7).

(7)	On reviewing a resolution that is the subject of an application in terms of subsection (5) (a), or after granting leave in terms of subsection (6), the court may set aside the resolution only if –

(a)	the resolution is manifestly unfair to any class of holders of the company’s securities; or

(b)
the vote was materially tainted by conflict of interest, inadequate disclosure, failure to comply with the Act, the Memorandum of Incorporation or any applicable rules of the company, or other significant and material procedural irregularity.

(8)	The holder of any voting rights in a company is entitled to seek relief in terms of section 164 if that person –

(a)	notified the company in advance of the intention to oppose a special resolution contemplated in this section; and

(b)	was present at the meeting and voted against that special resolution.

(9)	If a transaction contemplated in this Part has been approved, any person to whom assets are, or an undertaking is, to be transferred, may apply to a court for an order to effect –

(a)	the transfer of the whole or any part of the undertaking, assets and liabilities of a company contemplated in that transaction;

(b)	the allotment and appropriation of any shares or similar interests to be allotted or appropriated as a consequence of the transaction;

(c)	the transfer of shares from one person to another;

(d)	the dissolution, without winding up, of a company, as contemplated in the transaction;

(e)	incidental, consequential and supplemental matters that are necessary for the effectiveness and completion of the transaction; or

(f)	any other relief that may be necessary or appropriate to give effect to, and properly implement, the amalgamation or merger.

ANNEXURE B TO THE REPORT OF THE INDEPENDENT EXPERT

Section 164. Dissenting shareholders appraisal rights

(1)
This section does not apply in any circumstances relating to a transaction, agreement or offer pursuant to a business rescue plan that was approved by shareholders of a company, in terms of section 152.

(2)	If a company has given notice to shareholders of a meeting to consider adopting a resolution to –

(a)
amend its Memorandum of Incorporation by altering the preferences, rights, limitations or other terms of any class of its shares in any manner materially adverse to the rights or interests of holders of that class of shares, as contemplated in section 37 (8); or

(b)	enter into a transaction contemplated in section 112, 113, or 114, that notice must include a statement informing shareholders of their rights under this section.

(3)	At any time before a resolution referred to in subsection (2) is to be voted on, a dissenting shareholder may give the company a written notice objecting to the resolution.

(4)	Within 10 business days after a company has adopted a resolution contemplated in this section, the company must send a notice that the resolution has been adopted to each shareholder who –

(a)	gave the company a written notice of objection in terms of subsection (3); and

(b)	has neither –

(i)	withdrawn that notice; or

(ii)	voted in support of the resolution.

(5)	A shareholder may demand that the company pay the shareholder the fair value for all of the shares of the company held by that person if –

(a)	the shareholder –

(i)	sent the company a notice of objection, subject to subsection (6); and

(ii)	in the case of an amendment to the company’s Memorandum of Incorporation, holds shares of a class that is materially and adversely affected by the amendment;

(b)	the company has adopted the resolution contemplated in subsection (2); and

(c)	the shareholder –

(i)	voted against that resolution; and

(ii)	has complied with all of the procedural requirements of this section.

(6)
The requirement of subsection (5) (a) (i) does not apply if the company failed to give notice of the meeting, or failed to include in that notice a statement of the shareholders rights under this section.

(7)	A shareholder who satisfies the requirements of subsection (5) may make a demand contemplated in that subsection by delivering a written notice to the company within –

(a)	20 business days after receiving a notice under subsection (4); or

(b)	if the shareholder does not receive a notice under subsection (4), within 20 business days after learning that the resolution has been adopted.

(8)	A demand delivered in terms of subsections (5) to (7) must also be delivered to the Panel, and must state –

(a)	the shareholder’s name and address;

(b)	the number and class of shares in respect of which the shareholder seeks payment; and

(c)	a demand for payment of the fair value of those shares.

[Subs. (8) amended by s. 103 (a) of Act No. 3 of 2011.]

(9)	A shareholder who has sent a demand in terms of subsections (5) to (8) has no further rights in respect of those shares, other than to be paid their fair value, unless –

(a)	the shareholder withdraws that demand before the company makes an offer under subsection (11), or allows an offer made by the company to lapse, as contemplated in subsection (12) (b);

(b)	the company fails to make an offer in accordance with subsection (11) and the shareholder withdraws the demand; or

(c)	the company, by a subsequent special resolution, revokes the adopted resolution that gave rise to the shareholder’s rights under this section.

[Para. (c) substituted by s. 103 (b) of Act No. 3 of 2011.]

(10)	If any of the events contemplated in subsection (9) occur, all of the shareholder’s rights in respect of the shares are reinstated without interruption.

(11)	Within five business days after the later of –

(a)	the day on which the action approved by the resolution is effective;

(b)	the last day for the receipt of demands in terms of subsection (7) (a); or

(c)
the day the company received a demand as contemplated in subsection (7) (b), if applicable, the company must send to each shareholder who has sent such a demand a written offer to pay an amount considered by the company’s directors to be the fair value of the relevant shares, subject to subsection (16), accompanied by a statement showing how that value was determined.

(12)	Every offer made under subsection (11) –

(a)	in respect of shares of the same class or series must be on the same terms; and

(b)	lapses if it has not been accepted within 30 business days after it was made.

(13)	If a shareholder accepts an offer made under subsection (12) –

(a)	the shareholder must either in the case of –

(i)	shares evidenced by certificates, tender the relevant share certificates to the company or the company’s transfer agent; or

(ii)	uncertificated shares, take the steps required in terms of section 53 to direct the transfer of those shares to the company or the company’s transfer agent; and

(b)	the company must pay that shareholder the agreed amount within 10 business days after the shareholder accepted the offer and –

(i)	tendered the share certificates; or

(ii)	directed the transfer to the company of uncertificated shares.

(14)
A shareholder who has made a demand in terms of subsections (5) to (8) may apply to a court to determine a fair value in respect of the shares that were the subject of that demand, and an order requiring the company to pay the shareholder the fair value so determined, if the company has –

(a)	failed to make an offer under subsection (11); or

(b)	made an offer that the shareholder considers to be inadequate, and that offer has not lapsed.

(15)	On an application to the court under subsection (14) –

(a)	all dissenting shareholders who have not accepted an offer from the company as at the date of the application must be joined as parties and are bound by the decision of the court;

(b)	the company must notify each affected dissenting shareholder of the date, place and consequences of the application and of their right to participate in the court proceedings; and

(c)	the court –

(i)	may determine whether any other person is a dissenting shareholder who should be joined as a party;

(ii)	must determine a fair value in respect of the shares of all dissenting shareholders, subject to subsection (16);

(iii)	in its discretion may –

(aa)	appoint one or more appraisers to assist it in determining the fair value in respect of the shares; or

(bb)	allow a reasonable rate of interest on the amount payable to each dissenting shareholder from the date the action approved by the resolution is effective, until the date of payment;

(iv)	may make an appropriate order of costs, having regard to any offer made by the company, and the final determination of the fair value by the court; and

(v)	must make an order requiring –

(aa)	the dissenting shareholders to either withdraw their respective demands or to comply with subsection (13) (a); and

[Item (aa) substituted by s. 103 (c) of Act No. 3 of 2011.]

(bb)
the company to pay the fair value in respect of their shares to each dissenting shareholder who complies with subsection (13) (a), subject to any conditions the court considers necessary to ensure that the company fulfils its obligations under this section.

(15A)	At any time before the court has made an order contemplated in subsection (15) (c) (v), a dissenting shareholder may accept the offer made by the company in terms of subsection (11), in which case –

(a)	that shareholder must comply with the requirements of subsection 13 (a); and

(b)	the company must comply with the requirements of subsection 13 (b). [Subs. (15A) inserted by s. 103 (d) of Act No. 3 of 2011.]

(16)
The fair value in respect of any shares must be determined as at the date on which, and time immediately before, the company adopted the resolution that gave rise to a shareholder’s rights under this section.

(17)
If there are reasonable grounds to believe that compliance by a company with subsection (13) (b), or with a court order in terms of subsection (15) (c) (v) (bb), would result in the company being unable to pays its debts as they fall due and payable for the ensuing 12 months –

(a)	the company may apply to a court for an order varying the company’s obligations in terms of the relevant subsection; and

(b)	the court may make an order that –

(i)	is just and equitable, having regard to the financial circumstances of the company; and

(ii)
ensures that the person to whom the company owes money in terms of this section is paid at the earliest possible date compatible with the company satisfying its other financial obligations as they fall due and payable.

(18)
If the resolution that gave rise to a shareholder’s rights under this section authorised the company to amalgamate or merge with one or more other companies, such that the company whose shares are the subject of a demand in terms of this section has ceased to exist, the obligations of that company under this section are obligations of the successor to that company resulting from the amalgamation or merger.

(19)
For greater certainty, the making of a demand, tendering of shares and payment by a company to a shareholder in terms of this section do not constitute a distribution by the company, or an acquisition of its shares by the company within the meaning of section 48, and therefore are not subject to –

(a)	the provisions of that section; or

(b)	the application by the company of the solvency and liquidity test set out in section 4.

(20)	Except to the extent –

(a)	expressly provided in this section; or

(b)	that the Panel rules otherwise in a particular case,

a payment by a company to a shareholder in terms of this section does not obligate any person to make a comparable offer under section 125 to any other person.

[Subs. (20) inserted by s. 103 (e) of Act No. 3 of 2011.]

Annexure B

THE SUMMARY CONSOLIDATED FINANCIAL INFORMATION OF AGA

This summary of the consolidated financial information of AGA was extracted from the AGA annual financial statements, published by AGA on 17 March 2023 and can be accessed at (https://www.anglogoldashanti.com/investors/reporting/annual-reports/)

Summary consolidated income statement data

US Dollar millions, except where otherwise indicated	2022	2021	2020 Restated(1)
Revenue from product sales	4,501	4,029	4,595
Cost of sales	(3,362)	(2,857)	(2,829)
Profit after taxation from continuing operations	316	646	1,002
Profit from discontinued operations	—	—	7
Profit for the year	316	646	1,009
Allocated as follows to equity shareholders:
Continuing operations	297	622	984
Discontinued operations	—	—	7
Basic and diluted earnings per ordinary share (US cents):
Earnings per ordinary share from continuing operations	71	148	234
Earnings per ordinary share from discontinued operations	—	—	2
Headline earnings per ordinary share (US cents)(2)	129	146	248
Diluted headline earnings per ordinary share (US cents)	129	146	247
Weighted average number of shares	420,197,062	419,755,627	419,033,516
Dilutive number of ordinary shares	420,869,866	420,056,703	419,481,450

(1)
Comparative periods have been retrospectively restated, where indicated, due to the initial application of the amendment to IAS 16 “Property, Plant and Equipment – Proceeds before Intended Use” on 1 January 2022.

(2)	Headline earnings per share is calculated in terms of the guidance issued by the South African Institute of Chartered Accountants (SAICA).

Summary consolidated statement of financial position data

US Dollar millions	2022	2021 Restated(1)	2020 Restated(1)
Tangible assets	4,209	3,493	2,917
Cash and cash equivalents	1,108	1,154	1,330
Investments in associates and joint ventures	1,100	1,647	1,651
Total assets	8,072	8,000	7,705
Net assets	4,134	4,094	3,773
Share capital and premium	7,239	7,223	7,214
Total borrowings	1,983	1,909	1,931
Total liabilities	3,938	3,906	3,932

(1)
Comparative periods have been retrospectively restated, where indicated, due to the initial application of the amendment to IAS 16 “Property, Plant and Equipment – Proceeds before Intended Use” on 1 January 2022.

Summary consolidated cash flow statement

US Dollar millions	2022	2021	2020 Restated(1)
Net cash inflow from operating activities	1,804	1,268	1,692
Net cash outflow from investing activities	(1,461)	(940)	(514)
Net cash outflow from financing activities	(323)	(456)	(329)
Net increase (decrease) in cash and cash equivalents	20	(128)	849

(1)
Comparative periods have been retrospectively restated, where indicated, due to the initial application of the amendment to IAS 16 “Property, Plant and Equipment – Proceeds before Intended Use” on 1 January 2022.

Annexure C
THE PRO FORMA FINANCIAL INFORMATION

Basis of preparation

The definitions commencing on page 19 of the Circular have been used throughout this Annexure C.

The pro forma financial information of AGA (“Pro Forma Financial Information”) has been prepared to show the financial effects, including the associated transaction costs, of the Reorganisation.

The Pro Forma Financial Information illustrates the impact of the Reorganisation had it been effective on 31 December 2022 for purposes of the pro forma condensed consolidated statement of financial position and 1 January 2022 for purposes of the pro forma condensed consolidated income statement and pro forma condensed consolidated statement of comprehensive income. The Pro Forma Financial Information is based on the audited financial information of AGA as at and for the year ended 31 December 2022.

The Pro Forma Financial Information has been prepared for illustrative purposes only and because of its nature may not fairly present AGA’s financial position, changes in equity, results of operations or cash flows. The Pro Forma Financial Information presented below does not purport to be indicative of the financial results and effects of the Reorganisation if it had been implemented on a different date.

The Pro Forma Financial Information has been prepared using IFRS accounting policies that are consistent with those applied by AGA in its audited financial statements as at its latest reporting date of 31 December 2022 which AGA plc will adopt on successful completion of the Reorganisation. The Pro Forma Financial Information is presented in accordance with the JSE Listings Requirements and the SAICA Guide on Pro Forma Financial Information.

The functional currency of each individual entity within the group remains the same and the reporting currency of the group is unchanged by the implementation the Reorganisation.

The AGA Board are responsible for the compilation, contents and preparation of the Pro Forma Financial Information included in this Circular.

The Pro Forma Financial Information should be read in conjunction with the Independent Reporting Accountant’s assurance report thereon as contained in Annexure D of this Circular. Such report is included solely to comply with the requirements of the JSE Listings Requirements in South Africa. Such Pro Forma Financial Information has not been prepared in accordance with Regulation S-X of the Securities Act or generally accepted accounting principles in the United States. In addition, the rules and regulations related to the preparation of pro forma financial information in other jurisdictions may also vary significantly from the requirements applicable in South Africa. The reporting on the Pro Forma Financial Information by Ernst & Young Inc. has not been carried out in accordance with the auditing standards generally accepted in the United States and accordingly, should not be relied upon by investors in the United States as if it had been carried out in accordance with those standards or any other standards besides the South African requirements mentioned above.

PRO FORMA FINANCIAL INFORMATION

Pro forma condensed consolidated income statement
for the year ended 31 December 2022

US Dollar million	AGA plc	AGA before the Reorganisation(1)	Tax consequences(3)	Transaction costs(4)	AGA plc post the Reorganisation(5)
Revenue from product sales		4,501			4,501
Cost of sales		(3,362)			(3,362)
Loss on non-hedge derivatives and other commodity contracts		(6)			(6)
Gross profit	—	1,133	—	—	1,133
Corporate administration, marketing and related expenses		(79)			(79)
Exploration and evaluation costs		(205)			(205)
Impairment, derecognition of assets and loss on disposal		(304)			(304)
Other expenses		(26)	(396)	(47)	(469)
Operating profit	—	519	(396)	(47)	76
Interest income		81			81
Foreign exchange and fair value adjustments		(128)			(128)
Finance costs and unwinding of obligations		(149)			(149)
Share of associates and joint ventures’ profit		166			166
Profit (loss) before taxation	—	489	(396)	(47)	46
Taxation		(173)			(173)
Profit (loss) for the year		316	(396)	(47)	(127)
Allocated as follows:
Equity shareholders		297	(396)	(47)	(146)
Non-controlling interests		19			19
	—	316	(396)	(47)	(127)
Basic profit (loss) per ordinary share (US cents) (a)		71			(35)
Diluted profit (loss) per ordinary share (US cents) (b)		71			(35)

(a)	Calculated on the basic weighted average number of ordinary shares.
(b)	Calculated on the diluted weighted average number of ordinary shares.

Annexure C (continued)

Pro forma condensed consolidated income statement (continued)
for the year ended 31 December 2022

US Dollar million	AGA plc	AGA before the Reorganisation(1)	Tax consequences(3)	Transaction costs(4)	AGA plc post the Reorganisation(5)
The profit attributable to equity shareholders has been adjusted by the following to arrive at headline earnings:
Profit attributable to equity shareholders		297	(396)	(47)	(146)
Impairment loss on investment in joint venture		1			1
Impairment on property, plant and equipment and right of use asset		304			304
Taxation on impairment on property, plant and equipment and right of use asset		(58)			(58)
Derecognition of assets		4			4
Profit on disposal of tangible assets		(4)			(4)
Headline earnings	—	544	(396)	(47)	101
Headline earnings per ordinary share (US cents)		129			24
Diluted headline earnings per ordinary share (US cents)		129			24
Number of shares (2)
Ordinary shares		418,260,476			418,260,476
Fully vested options		1,936,586			1,936,586
Weighted average number of shares	—	420,197,062	—	—	420,197,062
Dilutive potential of share options		672,804			672,804
Dilutive number of ordinary shares	—	420,869,866	—	—	420,869,866

Pro forma condensed consolidated statement of comprehensive income (continued)
for the year ended 31 December 2022

US Dollar million	AGA plc	AGA before the Reorganisation(1)	Tax consequences(3)	Transaction costs(4)	AGA plc post the Reorganisation(5)
Profit (loss) for the year		316	(396)	(47)	(127)
Items that will be reclassified subsequently to profit or loss:
Exchange differences on translation of foreign operations		(27)			(27)
Items that will not be reclassified subsequently to profit or loss:
Exchange differences on translation of non-foreign operations		(1)			(1)
Net loss on equity investments		(50)			(50)
Actuarial loss recognised		(10)			(10)
Deferred taxation thereon		14			14
	—	(47)	—	—	(47)
Other comprehensive loss for the year, net of tax		(74)	—	—	(74)
Total comprehensive income (loss) for the year, net of tax	—	242	(396)	(47)	(201)
Allocated as follows:
Equity shareholders		223	(396)	(47)	(220)
Non-controlling interests		19			19
	—	242	(396)	(47)	(201)

Notes:

(1)
The financial information in the “AGA before the Reorganisation” column has been extracted without adjustment from the audited annual financial statements of AGA at 31 December 2022. The annual financial statements of AGA were audited by Ernst & Young Inc. who issued an unqualified audit report on 15 March 2023. The AGA annual financial statements were published on 17 March 2023 and can be accessed at (https://www.anglogoldashanti.com/investors/reporting/annual-reports/).

(2)
Under the Reorganisation, AGA plc will acquire all the Scheme Shares, being all the AGA Shares (including AGA Shares represented by AGA ADSs), from the Scheme Participants. The Scheme Participants will receive AGA plc Shares in exchange for their Scheme Shares in accordance with the Entitlement Ratio, being 1 (one) AGA plc Share for every 1 (one) AGA Share held by a Scheme Participant on the Reorganisation Consideration Record Date, with no entitlement to cash. This adjustment reflects the issue of 418,600,473 AGA plc shares in exchange for the same amount of AGA shares in issue on 31 December 2022. For purposes of the per share calculations, the weighted average number of shares is adjusted to include the weighted average number of shares that were issued by AGA during the year ended 31 December 2022. Accordingly, the pro forma adjustments have no impact on the overall number of issued shares as the exchange ratio is a one for one exchange of shares with no entitlement to cash.

(3)
The acquisition of AGA, by AGA plc, does not represent a business combination as defined by IFRS 3 Business Combinations (“IFRS 3”). This is because neither party to the Reorganisation can be identified as an accounting acquirer in the Reorganisation, and post the implementation there is no change of economic substance or ownership in the group. The existing AGA Shareholders will have the same commercial and economic interest as they have prior to the implementation of the Reorganisation and no additional new ordinary shares of AGA will be issued as part of the Reorganisation. The consolidated financial statements of AGA will therefore reflect that the arrangement is in substance a continuation of the existing AGA group. AGA plc’s comparative information will be presented as if the Reorganisation had occurred before the start of the earliest period presented. The tax consequences as calculated based on current legislation, of $396 million, is made up of Australian landholder duty amounting to $58 million and South African dividend withholding taxes amounting to $338 million and will not have a continuing effect on the pro forma income statement. The tax consequences are largely tied to factors such as the fair market value of AGAH (which in turn is related to, and driven by factors similar to that which determine, AGA’s market capitalisation) and the ZAR/USD exchange rate, in each case on the Operative Date, to be approximately $396 million, as calculated based on current legislation, an assumed market capitalisation of AGA of ZAR 186,115 million, an AGA share price of ZAR 444 per share and a ZAR/USD exchange rate of R18.19/US$1. The securities transfer tax of $26 million that arises as a consequence of the Reorganisation is classified as an equity transaction and as such it is accounted for as a deduction from equity. Accordingly the securities transfer tax has no impact on profit for the period.

(4)
Transaction costs directly attributable to the Reorganisation have been expensed. Estimated transaction costs are $60 million, of which $13 million has been expensed during 2022. This adjustment will not have a continuing effect on the pro forma income statement and is attributable to the owners of AGA plc.

(5)	The “AGA plc post the Reorganisation” column reflects the pro forma income statement for the year ended 31 December 2022 after the pro forma effects of the Reorganisation.

Annexure C (continued)

Pro forma condensed consolidated statement of financial position for the year ended 31 December 2022

US Dollar million	AGA plc	AGA before the Reorganisation (1)(2)	Adjustments relating to the Reorganisation (2)(5)	Transaction costs (3)	AGA plc post the Reorganisation (4)
ASSETS
Non-current assets
Tangible assets		4,209			4,209
Right of use assets		156			156
Intangible assets		106			106
Investments in associates and joint ventures		1,100			1,100
Other investments		3			3
Inventories		5			5
Trade, other receivables and other assets		231			231
Reimbursive rights related to post-retirement benefits		12			12
Derivatives		—			—
Deferred taxation		72			72
Cash restricted for use		33			33
	—	5,927	—	—	5,927
Current assets
Inventories		773			773
Trade, other receivables and other assets		237			237
Cash restricted for use		27			27
Cash and cash equivalents		1,108			1,108
	—	2,145	—	—	2,145
Total assets	—	8,072	—	—	8,072
EQUITY AND LIABILITIES
Share capital and premium		7,239	(5,380)		1,859
Reorganisation reserve		—	5,380		5,380
Accumulated losses and other reserves		(3,139)	(422)	(47)	(3,608)
Shareholders’ equity	—	4,100	(422)	(47)	(3,631)
Non-controlling interests		34			34
Total equity	—	4,134	(422)	(47)	3,665
Non-current liabilities
Borrowings		1,965			1,965
Lease liabilities		102			102
Environmental rehabilitation and other provisions		634			634
Provision for pension and post-retirement benefits		71			71
Trade, other payables and provisions		7			7
Deferred taxation		300			300
	—	3,079	—	—	3,079

Annexure C (continued)

Pro forma condensed consolidated statement of financial position (continued)
for the year ended 31 December 2022

US Dollar million	AGA plc	AGA before the Reorganisation (1)(2)	Adjustments relating to the Reorganisation (2)(5)	Transaction costs (3)	AGA plc post the Reorganisation (4)
Current liabilities
Borrowings		18			18
Lease liabilities		84			84
Trade, other payables and provisions (5)		710	422	47	1,179
Taxation		45			45
Bank overdraft		2			2
	—	859	422	47	1,328
Total liabilities	—	3,938	422	47	4,407
Total equity and liabilities	—	8,072	—	—	8,072
NAV		4,134	(422)	(47)	3,665
NTAV		3,952	(422)	(47)	3,483
NAV per share (US cents)		987.58			875.54
NTAV per share (US cents)		944.10			832.06
Number of shares issued (‘000)		418,600,473			418,600,473

Notes:

(1)
The financial information in the “AGA before the Reorganisation” column has been extracted without adjustment from the audited annual financial statements of AGA at 31 December 2022. The annual financial statements of AGA were audited by Ernst & Young Inc. who issued an unqualified audit report on 15 March 2023. The AGA annual financial statements were published on 17 March 2023 and can be accessed at (https://www.anglogoldashanti.com/investors/reporting/annual-reports/).

(2)
Under the Reorganisation, AGA plc will acquire all the Scheme Shares, being all the AGA Shares (including AGA Shares represented by AGA ADSs), from the Scheme Participants. The Scheme Participants will receive AGA plc Shares in exchange for their Scheme Shares in accordance with the Entitlement Ratio, being 1 (one) AGA plc Share for every 1 (one) AGA Share held by a Scheme Participant on the Reorganisation Consideration Record Date, with no entitlement to cash.

AGA plc will be established as a new parent company to the AGA group, in a group reorganisation. The group reorganisation will result in AGA plc obtaining control of AGA by issuing equity instruments in exchange for existing equity instruments of AGA, repurchasing and cancelling the 1 AGA plc ordinary “Founders’ share” in issue prior to the reorganisation. The assets and liabilities of the AGA plc group and the AGA group will be the same immediately before and after the reorganisation (albeit under a new parent); and the shareholders of AGA before the reorganisation will have the same absolute and relative interests in the net assets of AGA and AGA plc immediately before and after the reorganisation, given the one for one share exchange, with no entitlement to cash.

AGA plc will measure the cost of AGA, and the corresponding issue of share capital, at the carrying amount of its share of the equity items shown in the separate financial statements of AGA at the date of the reorganisation. Given that AGA plc will acquire 100% of the equity interests in AGA, its share of the equity items equates to the net asset value of AGA at the date of the reorganisation.

On consolidation, the resulting difference between the historical share capital of AGA, and the share capital of AGA plc after the implementation of the Reorganisation is reflected as a reorganisation reserve on the pro forma statement of financial position.

(3)
Transaction costs directly attributable to the Reorganisation of $13 million have been expensed to 31 December 2022. Total estimated transaction costs are $60 million. The adjustment of $47 million, being the balance of estimated costs to be incurred, will not have a continuing effect on the pro forma income statement and is attributable to the owners of AGA plc.

(4)	The “AGA plc post the Reorganisation” column reflects the pro forma condensed consolidated statement of financial position at 31 December 2022 after the pro forma effects of the Reorganisation.

(5)
The Reorganisation adjustment results in an increase in the current balance of “Trade, other payables and provisions” by $422 million of tax consequences. The tax consequences as calculated based on current legislation, of $422 million is made up of Australian landholder duty amounting to $58 million, South African securities transfer taxes amounting to $26 million, and South African dividend withholding taxes amounting to $338 million.

(6)	Net tangible asset value (NTAV) was calculated using the SAICA guide on pro forma financial information and is summarised as follows:

US Dollar million	AGA plc	AGA before the Reorganisation	AGA plc post the Reorganisation
Net asset value (NAV)	—	4,134	3,665
Less: Goodwill	—	(105)	(105)
Less: Deferred taxation	—	(72)	(72)
Less: Exploration and evaluation assets	—	(5)	(5)
NTAV	—	3,952	3,483

Annexure D
THE INDEPENDENT REPORTING ACCOUNTANT’S ASSURANCE REPORT ON THE PRO FORMA FINANCIAL INFORMATION

EY	Ernst & Young Incorporated
102 Rivonia Road	Co. Reg. No. 2005/002308/21
Sandton	Tel: +27 (0) 11 772 3000
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Independent Reporting Accountant’s Assurance Report on the Compilation of the Pro Forma Financial Information included in a Circular.

To the Directors of AngloGold Ashanti Limited

Report on the Assurance Engagement on the Compilation of Pro Forma Financial Information Included in a Circular

We have completed our assurance engagement to report on the compilation of pro forma financial information of AngloGold Ashanti Limited and its subsidiaries (collectively, the “Group”) by the directors.

The pro forma financial information, as set out in Annexure C on pages 73 to 78 of the Circular, consists of the pro forma condensed consolidated statement of financial position as at 31 December 2022, the pro forma condensed consolidated income statement and the pro forma condensed consolidated statement of comprehensive income for the period ended 31 December 2022 and related notes (together, the “Pro forma Financial Information”). The Pro forma Financial Information has been compiled on the basis of the applicable criteria specified in the JSE Limited (“JSE”) Listings Requirements and described in Annexure C on page 73 of the Circular.

The Pro forma Financial Information has been compiled by the directors to illustrate the impact of the corporate action or event, described in paragraph 7 (Terms and Conditions of the Reorganisation) on page 33 of the Circular, on the Group’s financial position as at 31 December 2022, and the Group’s financial performance for the period then ended, as if the corporate action or event had taken place at 31 December 2022 for the pro forma condensed consolidated statement of financial position, and 1 January 2022 for the pro forma condensed consolidated income statement and the pro forma condensed consolidated statement of comprehensive income. As part of this process, information about the Group’s financial position and financial performance has been extracted by the directors from the Group’s financial statements for the period ended 31 December 2022, on which an independent auditor’s report was issued on 15 March 2023.

Directors’ Responsibility for the Pro forma Financial Information

The directors are responsible for compiling the Pro forma Financial Information on the basis of the applicable criteria specified in the JSE Listings Requirements and described in Annexure C on page 73 of the Circular.

Our Independence and Quality Control

We have complied with the independence and other ethical requirements of the Code of Professional Conduct for Registered Auditors issued by the Independent Regulatory Board for Auditors (“IRBA Code”), which is founded on fundamental principles of integrity, objectivity, professional competence and due care, confidentiality and professional behaviour. The IRBA Code is consistent with the corresponding sections of the International Ethics Standards Board for Accountants’ International Code of Ethics for Professional Accountants (including International Independence Standards).

The firm applies International Standard on Quality Control 1, Quality Control for Firms that Perform Audits and Reviews of Financial Statements, and Other Assurance and Related Services Engagements and accordingly maintains a comprehensive system of quality control including documented policies and procedures regarding compliance with ethical requirements, professional standards and applicable legal and regulatory requirements.

Reporting Accountant’s Responsibility

Our responsibility is to express an opinion about whether the Pro forma Financial Information has been compiled, in all material respects, by the directors on the basis specified in the JSE Listings Requirements and described in Annexure C on page 73 of the Circular based on our procedures performed.

We conducted our engagement in accordance with the International Standard on Assurance Engagements (“ISAE”) 3420, Assurance Engagements to Report on the Compilation of Pro forma Financial Information Included in a Prospectus which is applicable to an engagement of this nature, issued by the International Auditing and Assurance Standards Board. This standard requires that we plan and perform our procedures to obtain reasonable assurance about whether the Pro forma Financial Information has been compiled, in all material respects, on the basis specified in the JSE Listings Requirements.

Annexure D (continued)

For purposes of this engagement, we are not responsible for updating or reissuing any reports or opinions on any historical financial information used in compiling the Pro forma Financial Information, nor have we, in the course of this engagement, performed an audit or review of the financial information used in compiling the Pro forma Financial Information.

The purpose of Pro forma Financial Information included in the Circular is solely to illustrate the impact of a significant corporate action or event on unadjusted financial information of the entity as if the corporate action or event had occurred or had been undertaken at an earlier date selected for purposes of the illustration. Accordingly, we do not provide any assurance that the actual outcome of the corporate action or event as at 31 December 2022 would have been as presented.

A reasonable assurance engagement to report on whether the Pro forma Financial Information has been compiled, in all material respects, on the basis of the applicable criteria involves performing procedures to assess whether the applicable criteria used by the directors in the compilation of the Pro forma Financial Information provides a reasonable basis for presenting the significant effects directly attributable to the corporate action or event, and to obtain sufficient appropriate evidence about whether:

●	The related pro forma adjustments give appropriate effect to those criteria; and

●
The Pro forma Financial Information reflects the proper application of those adjustments to the unadjusted financial information. Our procedures selected depend on our judgement, having regard to our understanding of the nature of the Group, the corporate action or event in respect of which the Pro forma Financial Information has been compiled, and other relevant engagement circumstances.

Our engagement also involves evaluating the overall presentation of the Pro forma Financial Information.

We believe that the evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Opinion

In our opinion, the Pro forma Financial Information has been compiled, in all material respects, on the basis of the applicable criteria specified in the JSE Listings Requirements and described in Annexure C on page 73 of the Circular.

Ernst & Young Inc.
Fatima Norkie CA(SA)
Director
Registered Auditor
Reporting Accountant

23 June 2023

Annexure E
INFORMATION ON AGA DIRECTORS

The definitions and interpretations commencing on page 19 of this Circular apply, unless the context clearly indicates otherwise, to this Annexure E.

The members of the AGA Board as of the Last Practicable Date and the prescribed officers of the Company are set forth below.

Maria Ramos
Independent Non-Executive Director and Chairperson
MSc, BCom (Hons), Banker Diploma, Certified Associate of the Institute of Bankers
Citizenship: South Africa

Maria Ramos was appointed a director of AGA on 1 June 2019 and Chairperson of the Board on 5 December 2020. Maria Ramos is an Independent Non-Executive Director of Standard Chartered Plc and serves on the board of Compagnie Financière Richemont SA. She served as Group CEO of Absa Group (previously Barclays Africa Group Limited), retiring in 2019. Prior to that she was CEO of Transnet and served as Director General of South Africa’s National Treasury.

She recently served as Independent Non-Executive Director on the boards of the Public Investment Corporation and Saudi British Bank. She also co-chaired the United Nations Secretary General’s Task Force on Digital Financing of the Sustainable Development Goals.

Ms. Ramos has in the past served as a non-executive and independent director on the boards of Sanlam Ltd, Remgro Ltd and SABMiller Plc. She was a member of the World Economic Forum’s International Business Council and member of its executive committee and its chairperson for two years.

She is a member of the Group of Thirty and serves on the International Advisory Board of the Blavatnik School of Government, Oxford University.

Set out below is a list of all Directorships held by Maria Ramos in the prior five years:

●	Compagnie Financière Richemont S.A (current)

●	Standard Chartered Plc (current)

●	Standard Chartered Bank Plc (current)

●	Public Investment Corporation SOC Limited (resigned/retired)

●	Saudi British Bank (resigned/retired)

●	Absa Group Limited (resigned/retired)

Rhidwaan Gasant
Lead Independent Non-Executive Director
BCompt (Hons), CA (SA), ACIMA, Executive Development Programme
Citizenship: South Africa

Rhidwaan Gasant was appointed the Lead Independent Non-Executive Director of AGA on 12 August 2010. Rhidwaan Gasant was previously the CEO of Energy Africa Limited. He is currently the independent non-executive chairman of Growthpoint Properties Limited and chairs the board audit committee of MTN Nigeria Communications Plc.

Set out below is a list of all Directorships held by Rhidwaan Gasant in the prior five years:

●	Growthpoint Properties Ltd (current)

●	V&A Waterfront Holdings (Pty) Ltd and Subsidiaries (current)

●	MTN Nigeria Communications Plc (current)

●	Rapid African Energy (Pty) Ltd (resigned/retired)

●	Edcon Group (resigned/retired)

●	MTN Dubai Ltd (resigned/retired)

●	Rapid African Energy Zambia (resigned/retired)

●	RAE Zambia Ltd (resigned/retired)

●	MTN Cameroon (resigned/retired)

●	MTN Yemen (resigned/retired)

Alberto Calderon
Chief Executive Officer and Executive Director
PhD, MPhil, MA, Juris Doctor, BA
Citizenship: Australia

Alberto Calderon was appointed executive director by the NewCo on 10 February 2023 and as principal executive officer on 11 May 2023. Mr. Calderon was appointed chief executive officer and executive director of AGA on September 1, 2021. Mr. Calderon’s executive experience includes leadership roles across the mining, petroleum, and energy sectors. He served as the chief executive officer of Orica, and was also an executive at BHP Group Plc. During his time with BHP Plc, Mr Calderon held a number of key leadership positions, including group executive and chief executive aluminum, nickel and corporate development, group executive and chief commercial officer.

Mr. Calderon was also CEO of Cerrejón Coal Company, an integrated thermal coal mine in Colombia, and CEO of the Colombian oil company, Ecopetrol. Prior to this, Mr. Calderon held senior leadership positions in the International Monetary Fund and the Colombian government and has been a board member of a range of private, public and non-government organizations.

Set out below is a list of all Directorships held by Alberto Calderon in the prior five years:

●	Orica Limited (resigned/retired)

Gillian Doran
Chief Financial Officer and Executive Director
Fellow Member of Association of Chartered Certified Accountants (FCCA)
Citizenship: Ireland and Australia

Gillian Doran was appointed as chief financial officer by AGA on 1 January 2023. Gillian Doran brings more than 25 (twenty five) years of experience in finance and commercial roles across a number of industries, predominantly natural resources and also construction and manufacturing. Prior to joining AGA, Ms. Doran served as chief financial officer for Rio Tinto’s Aluminium’s Global Aluminum division. Ms Doran’s career at Rio Tinto spanned over 15 years in a number of senior finance roles within operations, regional business unit and Group headquarters. A seasoned international executive leader having previously worked and lived in Europe, North America and Australia, Ms. Doran brings to AngloGold Ashanti deep experience in financial accounting, planning, performance management, investment, transformation and strategy.

Set out below is a list of all Directorships held by Gillian Doran in the prior five years:

●	Rio Tinto Alcan Inc. (resigned/retired)

●	Rio Tinto Alcan Fund Inc. (resigned/retired)

●	Rio Tinto Japan Limited (resigned/retired)

●	Rio Tinto Pte Limited (resigned/retired)

●	Rio Tinto Global Employment Company Pte Limited (resigned/retired)

Kojo Busia
Independent Non-Executive Director
PhD, MA, BA
Citizenship: Ghana

Kojo Busia was appointed as Independent Non-Executive Director by AGA on 1 August 2020. Kojo Busia has over 25 years of professional experience in African natural resources governance and management working at both bilateral and multilateral organizations. He recently held the position of Chief of the Natural Resources Management Section, Technology, Climate Change and Natural Resource Management Division, at the United Nations Economic Commission for Africa (UNECA).

He previously served as coordinator of the African Mineral Development Centre (AMDC) at the UNECA. Prior to heading the AMDC, Dr Busia spent nearly a decade leading the African Peer Review Mechanism Support Section, Governance and Public Administration Division, also at the UNECA. In addition, Dr Busia has served on several advisory boards including the Responsible Mining Foundation Advisory Council, Advisory Director of Global Mining Sustainability, and Mining Indaba’s Sustainability Advisory Committee. He is a founding director of the Africa Resource Management, Environment and Climate Change Institute, a think-do- tank recently established in Accra, Ghana.

Set out below is a list of all Directorships held by Kojo Busia in the prior five years:

●	African Mining Vision Resources Partners (current)

Annexure E (continued)

Alan Ferguson
Independent Non-Executive Director
BSc, CA (Scotland)
Citizenship: United Kingdom

Alan Ferguson was appointed as Independent Non-Executive Director by AGA on 1 October 2018. Alan Ferguson was a former chief financial officer of a number of FTSE-listed entities, including Lonmin Plc. Since 2011 he has held Non-Executive Directorships on a number of boards including Johnson Matthey, Croda International and Marshall Motors Holdings where he chaired their audit committees and was the Senior Independent Director. He currently serves on the board of Harbour Energy, where he chairs the audit committee. In addition, Mr. Ferguson serves as a member of the Business Policy Panel of the Institute of Chartered Accountants of Scotland and is a member of the leadership team of the U.K. Audit Committee Chair’s Independent Forum.

Set out below is a list of all Directorships held by Alan Ferguson in the prior five years:

●	Harbour Energy Plc (current)

●	Johnson Matthey Plc (resigned/retired)

●	Croda International Plc (resigned/retired)

●	Marshall Motors Holdings Plc (resigned/retired)

Albert Garner
Independent Non-Executive Director
BSE
Citizenship: United States

Albert Garner was appointed as Independent Non-Executive Director by AGA on 1 January 2015. Albert Garner has extensive experience in capital markets, corporate finance and mergers and acquisitions having worked with Lazard Frères & Co. LLC for over 40 years in various leadership positions. He is one of the most senior bankers at Lazard, currently leading their special committee practice and chairing their fairness opinion committee. He formerly led Lazard’s corporate finance practice. Mr. Garner became a general partner in 1989 and is now Vice Chair of Investment Banking.

Set out below is a list of all Directorships held by Albert Garner in the prior five years: None

Jinhee Magie
Independent Non-Executive Director
CPA; CA
Citizenship: Canada

Jinhee Magie was appointed as Independent Non-Executive Director by AGA on 1 June 2023. Jinhee Magie is the former Chief Financial Officer of Lundin Mining Corporation, a Canadian-based international metals company, having served over 14 years with the company in various roles of increasing responsibility. She is a finance executive with extensive public company experience in the areas of corporate strategy, capital markets, mergers and acquisitions and information technology, particularly within the mining industry. Ms. Magie is a corporate director who currently serves on the boards of Lithium Americas Corporation and Star Royalties Limited.

Set out below is a list of all Directorships held by Jinhee Magie in the prior five years:

●	Lithium Americas Corporation (current)

●	Star Royalties Ltd (current)

Maria Richter
Independent Non-Executive Director
BA, Juris Doctor
Citizenship: United States and Panama

Maria Richter was appointed as Independent Non-Executive Director by AGA on 1 January 2015. Maria Richter is an experienced Non-Executive Director who has served on a diverse range of U.S and international company boards. She previously served on the board of Barclays International, Barclays Bank plc and National Grid plc where she was the chairperson of the finance committee and member of the audit and nominations committees. She currently sits on the boards of Rexel Group, France, a global leader in the professional distribution of energy products and services, and Bessemer Trust, a U.S. wealth management company, and is a member of the audit and nominations committees of Rexel and the remuneration committee of Bessemer Trust.

During Ms. Richter’s professional career she served in various positions at the former Dewey Ballantine, Prudential, Salomon Brothers Inc. and Morgan Stanley & Co.

Set out below is a list of all Directorships held by Maria Richter in the prior five years:

●	Rexel Group (current)

●	Bessemer Trust (US) (current)

●	Barclays International (resigned/retired)

●	Barclays Bank Plc (resigned/retired)

Scott Lawson
Independent Non-Executive Director
BSc, MBA
Citizenship: United States

Scott Lawson was appointed as Independent Non-Executive Director by AGA on 1 December 2021. Scott Lawson has over 35 years in the mining industry and is an experienced global mining executive who has served in a broad range of roles. He is the former executive vice president and chief integration officer of Newmont Corporation. Prior to this Mr. Lawson served as executive vice president and chief technology officer and other executive technical roles for Newmont Corporation.

Mr. Lawson spent 22 years with Rio Tinto in executive roles with Rio Tinto Alcan, Rio Tinto Technology and Innovation and Rio Tinto Kennecott. He is the former senior vice president, engineering services at Peabody Energy responsible for global engineering and technical services support.

Set out below is a list of all Directorships held by Scott Lawson in the prior five years: None

Diana Sands
Independent Non-Executive Director
CPA; MBA
Citizenship: United States

Diana Sands was appointed as Independent Non-Executive Director by AGA on 1 June 2023. Diana Sands brings over 30 years of business experience to her board roles. She serves on U.S. public boards, SP+ Corporation and PDC Energy and on the board of privately held Vmo Aircraft Leasing. Ms. Sands previously held senior executive finance and governance positions at the Boeing Company including SVP Office of Internal Governance and Administration which oversaw ethics and investigations, compliance risk management, internal audit, security and internal services. She was also corporate controller, and head of investor relations and financial planning. Previously Ms. Sands worked in the automotive and telecommunications sectors and started her career as a Certified Public Accountant.

Set out below is a list of all Directorships held by Diana Sands in the prior five years:

●	SP+ Corporation (current)

●	PDC Energy Inc. (current)

●	Vmo Aircraft Leasing (resigned/retired)

Annexure E (continued)

Jochen Tilk
Independent Non-Executive Director
Bachelors Mining Engineering, Masters Mining Engineering
Citizenship: Canada

Jochen Tilk was appointed as Independent Non-Executive Director by AGA on 1 January 2019. Jochen Tilk is the former executive chair of Nutrien Inc., a Canadian global supplier of agricultural products and services. He is the former president and CEO of Potash Corporation. Mr. Tilk, previously spent 25 years with Inmet Mining Corporation, a Canadian-based, international metals company, with five of those years as the company’s president and CEO. He is also a director of Emera Inc., a publicly listed energy utility company and the Princess Margaret Cancer Foundation, a not-for-profit organization.

Set out below is a list of all Directorships held by Jochen Tilk in the prior five years:

●	Emera Inc. (current)

●	Nutrien Inc. (resigned/retired)

Annexure F
SECTION 115 – REQUIRED APPROVAL FOR THE TRANSACTIONS CONTEMPLATED IN PART A OF CHAPTER 5 OF THE COMPANIES ACT

(1)
Despite section 65, and any provision of a company’s Memorandum of Incorporation, or any resolution adopted by its board or holders of its securities, to the contrary, a company may not dispose of, or give effect to an agreement or series of agreements to dispose of, all or the greater part of its assets or undertaking, implement an amalgamation or a merger, or implement a scheme of arrangement, unless –

(a)	the disposal, amalgamation or merger, or scheme of arrangement –

(i)	has been approved in terms of this section; or

(ii)	is pursuant to or contemplated in an approved business rescue plan for that company, in terms of Chapter 6; and

(b)	to the extent that Parts B and C of this Chapter, and the Companies Regulations, apply to a company that proposes to –

(i)	dispose of all or the greater part of its assets or undertaking;

(ii)	amalgamate or merge with another company; or

(iii)	implement a scheme of arrangement,

the Panel has issued a compliance certificate in respect of the transaction, in terms of section 119(4)(b), or exempted the transaction in terms of section 119(6).

(2)	A proposed transaction contemplated in subsection (1) must be approved –

(a)
by a special resolution adopted by persons entitled to exercise voting rights on such a matter, at a meeting called for that purpose and at which sufficient persons are present to exercise, in aggregate, at least 25% of all of the voting rights that are entitled to be exercised on that matter, or any higher percentage as may be required by the company’s Memorandum of Incorporation, as contemplated in section 64(2); and

(b)	by a special resolution, also adopted in the manner required by paragraph (a), by the shareholders of the company’s holding company if any, if –

(i)	the holding company is a company or an external company;

(ii)	the proposed transaction concerns a disposal of all or the greater part of the assets or undertaking of the subsidiary; and

(iii)
having regard to the consolidated financial statements of the holding company, the disposal by the subsidiary constitutes a disposal of all or the greater part of the assets or undertaking of the holding company; and

(c)	by the court, to the extent required in the circumstances and manner contemplated in subsections (3) to (6).

(3)	Despite a resolution having been adopted as contemplated in subsections (2) (a) and (b), a company may not proceed to implement that resolution without the approval of a court if –

(a)
the resolution was opposed by at least 15% of the voting rights that were exercised on that resolution and, within five business days after the vote, any person who voted against the resolution requires the company to seek court approval; or

(b)
the court, on an application within 10 business days after the vote by any person who voted against the resolution, grants that person leave, in terms of subsection (6), to apply to a court for a review of the transaction in accordance with subsection (7).

(4)
For the purposes of subsections (2) and (3), any voting rights controlled by an acquiring party, a person related to an acquiring party, or a person acting in concert with either of them, must not be included in calculating the percentage of voting rights –

(a)	required to be present, or actually present, in determining whether the applicable quorum requirements are satisfied; or

(b)	required to be voted in support of a resolution, or actually voted in support of the resolution. (4A) In subsection (4), ‘act in concert’ has the meaning set out in section 117 (1) (b).

Annexure F (continued)

(5)	If a resolution requires approval by a court as contemplated in terms of subsection (3) (a), the company must either –

(a)	within 10 business days after the vote, apply to the court for approval, and bear the costs of that application; or

(b)	treat the resolution as a nullity.

(6)	On an application contemplated in subsection (3)(b), the court may grant leave only if it is satisfied that the applicant-

(a)	is acting in good faith;

(b)	appears prepared and able to sustain the proceedings; and

(c)	has alleged facts which, if proved, would support an order in terms of subsection (7).

(7)	On reviewing a resolution that is the subject of an application in terms of subsection (5) (a), or after granting leave in terms of subsection (6), the court may set aside the resolution only if –

(a)	the resolution is manifestly unfair to any class of holders of the company’s securities; or

(b)
the vote was materially tainted by conflict of interest, inadequate disclosure, failure to comply with the Act, the Memorandum of Incorporation or any applicable rules of the company, or other significant and material procedural irregularity.

(8)	The holder of any voting rights in a company is entitled to seek relief in terms of section 164 if that person –

(a)	notified the company in advance of the intention to oppose a special resolution contemplated in this section; and

(b)	was present at the meeting and voted against that special resolution.

(9)	If a transaction contemplated in this Part has been approved, any person to whom assets are, or an undertaking is, to be transferred, may apply to a court for an order to effect –

(a)	the transfer of the whole or any part of the undertaking, assets and liabilities of a company contemplated in that transaction;

(b)	the allotment and appropriation of any shares or similar interests to be allotted or appropriated as a consequence of the transaction;

(c)	the transfer of shares from one person to another;

(d)	the dissolution, without winding-up, of a company, as contemplated in the transaction;

(e)	incidental, consequential and supplemental matters that are necessary for the effectiveness and completion of the transaction; or

(f)	any other relief that may be necessary or appropriate to give effect to, and properly implement, the amalgamation or merger.

Annexure G
SECTION 164 – DISSENTING SHAREHOLDERS’ APPRAISAL RIGHTS

(1)
This section does not apply in any circumstances relating to a transaction, agreement or offer pursuant to a business rescue plan that was approved by shareholders of a company, in terms of section 152.

(2)	If a company has given notice to shareholders of a meeting to consider adopting a resolution to –

(a)
amend its Memorandum of Incorporation by altering the preferences, rights, limitations or other terms of any class of its shares in any manner materially adverse to the rights or interests of holders of that class of shares, as contemplated in section 37(8); or

(b)	enter into a transaction contemplated in section 112, 113, or 114, that notice must include a statement informing shareholders of their rights under this section.

(3)	At any time before a resolution referred to in subsection (2) is to be voted on, a dissenting shareholder may give the company a written notice objecting to the resolution.

(4)	Within 10 business days after a company has adopted a resolution contemplated in this section, the company must send a notice that the resolution has been adopted to each shareholder who –

(a)	gave the company a written notice of objection in terms of subsection (3); and

(b)	has neither –

(i)	withdrawn that notice; or

(ii)	voted in support of the resolution.

(5)	A shareholder may demand that the company pay the shareholder the fair value for all of the shares of the company held by that person if –

(a)	the shareholder –

(i)	sent the company a notice of objection, subject to subsection (6); and

(ii)	in the case of an amendment to the company’s Memorandum of Incorporation, holds shares of a class that is materially and adversely affected by the amendment;

(b)	the company has adopted the resolution contemplated in subsection (2); and

(c)	the shareholder –

(i)	voted against that resolution; and

(ii)	has complied with all of the procedural requirements of this section.

(6)
The requirement of subsection (5) (a) (i) does not apply if the company failed to give notice of the meeting, or failed to include in that notice a statement of the shareholders rights under this section.

(7)	A shareholder who satisfies the requirements of subsection (5) may make a demand contemplated in that subsection by delivering a written notice to the company within –

(a)	20 business days after receiving a notice under subsection (4); or

(b)	if the shareholder does not receive a notice under subsection (4), within 20 business days after learning that the resolution has been adopted.

(8)	A demand delivered in terms of subsections (5) to (7) must also be delivered to the Panel, and must state –

(a)	the shareholder’s name and address;

(b)	the number and class of shares in respect of which the shareholder seeks payment; and

(c)	a demand for payment of the fair value of those shares.

Annexure G (continued)

(9)	A shareholder who has sent a demand in terms of subsections (5) to (8) has no further rights in respect of those shares, other than to be paid their fair value, unless-

(a)	the shareholder withdraws that demand before the company makes an offer under subsection (11), or allows an offer made by the company to lapse, as contemplated in subsection (12)(b);

(b)	the company fails to make an offer in accordance with subsection (11) and the shareholder withdraws the demand; or

(c)	the company, by a subsequent special resolution, revokes the adopted resolution that gave rise to the shareholder’s rights under this section.

(10)	If any of the events contemplated in subsection (9) occur, all of the shareholder’s rights in respect of the shares are reinstated without interruption.

(11)	Within five business days after the later of-

(a)	the day on which the action approved by the resolution is effective;

(b)	the last day for the receipt of demands in terms of subsection (7) (a); or

(c)	the day the company received a demand as contemplated in subsection (7) (b),

if applicable, the company must send to each shareholder who has sent such a demand a written offer to pay an amount considered by the company’s directors to be the fair value of the relevant shares, subject to subsection (16), accompanied by a statement showing how that value was determined.

(12)	Every offer made under subsection (11) –

(a)	in respect of shares of the same class or series must be on the same terms; and

(b)	lapses if it has not been accepted within 30 business days after it was made.

(13)	If a shareholder accepts an offer made under subsection (12) –

(a)	the shareholder must either in the case of –

(i)	shares evidenced by certificates, tender the relevant share certificates to the company or the company’s transfer agent; or

(ii)	uncertificated shares, take the steps required in terms of section 53 to direct the transfer of those shares to the company or the company’s transfer agent; and

(b)	the company must pay that shareholder the agreed amount within 10 business days after the shareholder accepted the offer and –

(i)	tendered the share certificates; or

(ii)	directed the transfer to the company of uncertificated shares.

(14)
A shareholder who has made a demand in terms of subsections (5) to (8) may apply to a court to determine a fair value in respect of the shares that were the subject of that demand, and an order requiring the company to pay the shareholder the fair value so determined, if the company has –

(a)	failed to make an offer under subsection (11); or

(b)	made an offer that the shareholder considers to be inadequate, and that offer has not lapsed.

(15)	On an application to the court under subsection (14) –

(a)	all dissenting shareholders who have not accepted an offer from the company as at the date of the application must be joined as parties and are bound by the decision of the court;

(b)	the company must notify each affected dissenting shareholder of the date, place and consequences of the application and of their right to participate in the court proceedings; and

(c)	the court –

(i)	may determine whether any other person is a dissenting shareholder who should be joined as a party;

(ii)	must determine a fair value in respect of the shares of all dissenting shareholders, subject to subsection (16);

(iii)	in its discretion may –

(aa)	appoint one or more appraisers to assist it in determining the fair value in respect of the shares; or

(bb)	allow a reasonable rate of interest on the amount payable to each dissenting shareholder from the date the action approved by the resolution is effective, until the date of payment;

(iv)	may make an appropriate order of costs, having regard to any offer made by the company, and the final determination of the fair value by the court; and

(v)	must make an order requiring –

(aa)	the dissenting shareholders to either withdraw their respective demands or to comply with subsection (13) (a); and

(bb)
the company to pay the fair value in respect of their shares to each dissenting shareholder who complies with subsection (13) (a), subject to any conditions the court considers necessary to ensure that the company fulfils its obligations under this section.

(15A)	At any time before the court has made an order contemplated in subsection (15) (c) (v), a dissenting shareholder may accept the offer made by the company in terms of subsection (11), in which case –

(a)	that shareholder must comply with the requirements of subsection (13) (a); and

(b)	the company must comply with the requirements of subsection (13) (b).

(16)
The fair value in respect of any shares must be determined as at the date on which, and time immediately before, the company adopted the resolution that gave rise to a shareholder’s rights under this section.

(17)
If there are reasonable grounds to believe that compliance by a company with subsection (13)(b), or with a court order in terms of subsection (15)(c)(v)(bb), would result in the company being unable to pays its debts as they fall due and payable for the ensuing 12 months –

(a)	the company may apply to a court for an order varying the company’s obligations in terms of the relevant subsection; and

(b)	the court may make an order that –

(i)	is just and equitable, having regard to the financial circumstances of the company; and

(ii)
ensures that the person to whom the company owes money in terms of this section is paid at the earliest possible date compatible with the company satisfying its other financial obligations as they fall due and payable.

(18)
If the resolution that gave rise to a shareholder’s rights under this section authorised the company to amalgamate or merge with one or more other companies, such that the company whose shares are the subject of a demand in terms of this section has ceased to exist, the obligations of that company under this section are obligations of the successor to that company resulting from the amalgamation or merger.

(19)
For greater certainty, the making of a demand, tendering of shares and payment by a company to a shareholder in terms of this section do not constitute a distribution by the company, or an acquisition of its shares by the company within the meaning of section 48, and therefore are not subject to –

(a)	the provisions of that section; or

(b)	the application by the company of the solvency and liquidity test set out in section 4.

(20)	Except to the extent –

(a)	expressly provided in this section; or

(b)	that the Panel rules otherwise in a particular case,

a payment by a company to a shareholder in terms of this section does not obligate any person to make a comparable offer under section 125 to any other person.

Annexure H
TAX IMPLICATIONS FOR AGA SHAREHOLDERS

Material U.S. Federal Income Tax Consequences

Scope of Discussion

The following discussion addresses the material U.S. federal income tax consequences of the U.S. Tax Reorganisation (as defined below) generally expected to be applicable to the holders of AGA Ordinary Shares or AGA ADSs and their receipt and ownership of NewCo Ordinary Shares. The section applies to you only if you hold your AGA Ordinary Shares or AGA ADSs and NewCo Ordinary Shares as capital assets for U.S. federal income tax purposes. This section does not apply to you if you are a member of a special class of holders subject to special rules, including:

●	a bank or other financial institution;

●	a tax-exempt organisation;

●	a real estate investment trust or real estate mortgage investment conduit;

●
an entity or arrangement classified as a partnership for U.S. federal income tax purposes or other pass-through entity such as a subchapter S corporation (or an investor in such an entity or arrangement);

●	an insurance company;

●	a regulated investment company;

●	a dealer or broker in stocks and securities, or currencies;

●	a trader in securities that elects mark-to-market treatment;

●	a person subject to the alternative minimum tax;

●	a person that received shares through the exercise of an employee stock option, through a tax qualified retirement plan or otherwise as compensation;

●	a person that owns or has owned directly, indirectly or constructively, 10 percent (10%) or more of the voting stock of AGA prior to the Reorganisation;

●	a person that holds AGA Ordinary Shares, AGA ADSs or NewCo Ordinary Shares as part of a straddle, a hedge, constructive sale, conversion or other integrated transaction;

●	a person that acquires or sells AGA Ordinary Shares, AGA ADSs or NewCo Ordinary Shares as part of a wash sale for tax purposes;

●	a person that acquires AGA Ordinary Shares, AGA ADSs or NewCo Ordinary Shares pursuant to the exercise of an employee stock option or otherwise as compensation;

●	a U.S. Shareholder (as defined below) whose functional currency is not the U.S. dollar; or

●	a U.S. expatriate.

This section is based on the Code, administrative rulings and court decisions in effect on the date hereof, all of which are subject to change, possibly with retroactive effect, and to differing interpretations.

In addition, this section is based in part upon the assumption that each obligation in the AGA Deposit Agreement (and any related agreement) will be performed in accordance with its terms. For purposes of this section a holder of ADRs evidencing AGA ADSs is treated as the owner of the underlying shares represented by those AGA ADSs for U.S. federal income tax purposes. Exchanges of (1) AGA Ordinary Shares for ADRs evidencing AGA ADSs and (2) ADRs evidencing AGA ADSs for AGA Ordinary Shares, generally will not be subject to U.S. federal income tax.

You are a “U.S. Shareholder” if you are a beneficial owner of AGA Ordinary Shares, AGA ADSs or NewCo Ordinary Shares and you are for U.S. federal income tax purposes:

1.	a citizen or resident of the United States;

2.	a corporation, or any entity treated as a corporation, created or organised under the laws of the United States or any of its political subdivisions;

3.	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

4.
a trust that (i) a U.S. court can exercise primary supervision over the trust’s administration and one or more U.S. persons are authorized to control all substantial decisions of the trust or (ii) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

A “non-U.S. Shareholder” is a beneficial owner of AGA Ordinary Shares, AGA ADSs or NewCo Ordinary Shares that is not a U.S. person for U.S. federal income tax purposes.

If an entity or arrangement treated as a partnership for U.S. federal income tax purposes holds AGA Ordinary Shares, AGA ADSs or NewCo Ordinary Shares, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. Each such partner having an interest in AGA Ordinary Shares, AGA ADSs or NewCo Ordinary Shares is urged to consult his, her or its own tax adviser in light of his, her or its particular circumstances.

This section addresses only U.S. federal income tax law.

Tax Consequences of the U.S. Tax Reorganisation to Holders of AGA Ordinary Shares and AGA ADSs

Following completion of the Reorganisation, AGA will be converted to a private company under South African law (the “Conversion”) and will make an election to be disregarded for U.S. federal income tax purposes (the “Election”, together with the Reorganisation and the Conversion, the “U.S. Tax Reorganisation”).

It is intended that, for U.S. federal income tax purposes, the U.S. Tax Reorganisation will qualify as a “reorganization” within the meaning of Section 368(a) of the Code. AGA has received a private letter ruling from IRS confirming that the U.S. Tax Reorganisation satisfies certain requirements of Section 368(a)(1)(F) of the Code. This ruling is based on certain facts, assumptions and representations provided by AGA and NewCo to the IRS. If any of the facts, assumptions or representations upon which the IRS based its ruling are inconsistent with the actual facts with respect to the U.S. Tax Reorganisation, AGA and its shareholders may not be able to rely on the IRS ruling and the U.S. federal income tax consequences of the U.S. Tax Reorganisation could be adversely affected.

If the Conversion or the Election do not happen following the Reorganisation or if the IRS successfully challenges the treatment of the U.S. Tax Reorganisation, adverse U.S. federal income tax consequences may result. Shareholders should consult their own tax advisers regarding the U.S. federal, state and local and non-U.S. and other tax consequences of the U.S. Tax Reorganisation in their particular circumstances (including the possible tax consequences if treatment of the U.S. Tax Reorganisation as a “reorganization” is successfully challenged). The rest of this discussion assumes that the U.S. Tax Reorganisation will be treated as a “reorganization” within the meaning of Section 368(a) of the Code.

The discussion regarding the tax consequences of the U.S. Tax Reorganisation is based on the determination by AGA that it has not been a PFIC for U.S. federal income tax purposes and the expectation of AGA that it will not be a PFIC for its current taxable year. See the discussion below under “PFIC Considerations Related to the Reorganisation” if AGA or NewCo were treated as a PFIC.

If the U.S. Tax Reorganisation is treated as a “reorganization” within the meaning of Section 368(a) of the Code and unless you are a U.S. Shareholder that receives cash in exchange for AGA Ordinary Shares in exercise of your Appraisal Rights (as discussed below), the exchange of AGA Ordinary Shares for NewCo Ordinary Shares (including the exchange of AGA Ordinary Shares represented by AGA ADSs) will be tax-free to you. Your tax basis in NewCo Ordinary Shares you receive in the Reorganisation will equal your basis in the AGA Ordinary Shares or AGA ADSs exchanged therefor, and your holding period for NewCo Ordinary Shares received in the Reorganisation will include your holding period in respect of the AGA Ordinary Shares or AGA ADSs exchanged for NewCo Ordinary Shares. If you acquired different blocks of AGA Ordinary Shares or AGA ADSs at different times or at different prices, your tax basis and holding period in your NewCo Ordinary Shares may be determined with reference to each block of AGA Ordinary Shares or AGA ADSs.

Annexure H (continued)

Five-Per cent. (5%) Transferee Shareholders

A “five-per cent. (5%) transferee shareholder” is any U.S. person who owns at least five per cent. (5%) (applying certain attribution rules) of both the total voting power and the total value of the stock of NewCo immediately after the Reorganisation. The Group intends to treat the U.S. Tax Reorganisation as a type of “reorganization” within the meaning of Section 368(a) of the Code pursuant to which a U.S. Shareholder of AGA Ordinary Shares or AGA ADSs who is a five-per cent. (5%) transferee shareholder will qualify for tax-free treatment as described in this Annexure H without the condition that such U.S. Shareholder file a “gain recognition agreement”, as defined in U.S. Treasury regulations promulgated under Section 367(a) of the Code, with the IRS in order to qualify for such tax-free treatment. Any U.S. Shareholder of AGA Ordinary Shares or AGA ADSs who will be a five-per cent. (5%) transferee shareholder is urged to consult his, her or its own tax adviser concerning the requirement, if any, to file a gain recognition agreement and the procedures to be followed in connection with that filing in light of their particular circumstances.

Appraisal Rights

A U.S. Shareholder who receives cash in exchange for AGA Ordinary Shares upon exercising their Appraisal Rights will recognize capital gain or loss for U.S. federal income tax purposes equal to the difference between the U.S. dollar value of cash received and such holder’s tax basis, determined in U.S. dollars, in the AGA Ordinary Shares surrendered. Capital gain of a non-corporate U.S. Shareholder is generally taxed at preferential rates where the property is held for more than one year. The deductibility of capital losses is subject to limitations.

PFIC Considerations Related to the Reorganisation

AGA has determined that AGA Ordinary Shares and AGA ADSs have not been treated as stock of a PFIC for U.S. federal income tax purposes. While this conclusion is a factual determination that is made annually, AGA expects that it will not be a PFIC for its current taxable year. If you are a U.S. Shareholder of AGA Ordinary Shares or AGA ADSs, AGA would generally be a PFIC with respect to you if for any taxable year in which you held AGA Ordinary Shares or AGA ADSs, after the application of applicable “look-through rules”, (1) at least 75 per cent. (75%) of AGA’s gross income for the taxable year was passive income or (2) at least 50 per cent. (50%) of the value, determined on the basis of a quarterly average, of AGA’s assets was attributable to assets that produce or are held for the production of passive income.

Passive income generally includes dividends, interest, royalties, rents (other than certain rents and royalties derived in the active conduct of a trade or business), annuities and gains from assets that produce passive income. If a foreign corporation owns at least 25 per cent. (25%) by value of the stock of another corporation, the foreign corporation is treated for purposes of the PFIC tests as owning its proportionate share of the assets of the other corporation, and as receiving directly its proportionate share of the other corporation’s income.

Because the determination whether a foreign corporation is a PFIC is primarily factual and there is little administrative or judicial authority on which to rely to make a determination, the IRS might not agree that AGA is not a PFIC. Moreover, no assurance can be given that AGA would not become a PFIC for any future taxable year if there were to be changes in AGA’s assets, income or operations.

If it was determined that AGA was a PFIC for any taxable year (and regardless of whether AGA remains a PFIC for subsequent taxable years), then a U.S. Shareholder of AGA Ordinary Shares or AGA ADSs may be required to recognise a gain, and may be subject to special rules in respect of any gain recognised, as a result of participating in the Reorganisation. In particular, a U.S. Shareholder that receives NewCo Ordinary Shares in exchange for its AGA Ordinary Shares or AGA ADSs in the Reorganisation may be required to recognise a gain (but not a loss), notwithstanding that the exchange qualifies as a tax-free exchange under the Code. In particular, Section 1291(f) of the Code generally requires that, to the extent provided in regulations, a U.S. person who disposes of stock of a PFIC recognises a gain notwithstanding any other provision of the Code. No final U.S. Treasury regulations have been promulgated under this statute. Proposed U.S. Treasury regulations were promulgated in 1992 with a retroactive effective date. If finalised in their current form, these regulations would generally require gain (but not loss) recognition by U.S. persons exchanging shares in a corporation that is a PFIC at any time during such U.S. person’s holding period of such shares where such person has not made either (1) a “qualified electing fund” (a “QEF”) election under Section 1295 of the Code for the first taxable year in which such U.S. person owns such shares or in which the corporation is a PFIC, whichever is later or (2) a “mark-to-market” election under Section 1296 of the Code. Any such gain recognised pursuant to the previous sentence would be subject to special rules (discussed below). There is an exception to the gain recognition rule in certain instances where the exchanging shareholder receives shares of another corporation that is a PFIC, but, as described below in “—Tax Consequences to Holders of NewCo Ordinary Shares—PFIC Rules”, NewCo expects that it will not be a PFIC at the time of the Reorganisation, and NewCo does not expect to become a PFIC. It is not certain at this time whether, in what form, and with what effective date, final U.S. Treasury regulations under Section 1291(f) of the Code will be adopted, or how the proposed U.S. Treasury regulations will be applied.

Tax Consequences to Holders of NewCo Ordinary Shares

Taxation of Dividends

U.S. Shareholders. Under the U.S. federal income tax laws, and subject to the PFIC rules discussed below, if you are a U.S. Shareholder, the gross amount of any dividend NewCo pays out of its current or accumulated earnings and profits (as determined for U.S. federal income tax purposes) is subject to U.S. federal income taxation. If you are a noncorporate U.S. Shareholder, dividends that constitute qualified dividend income will be taxable to you at the preferential rates applicable to long-term capital gains, provided that you hold the shares for more than 60 days during the 121-day period beginning 60 days before the ex-dividend date and meet other holding period requirements. Dividends NewCo pays with respect to the shares generally will be qualified dividend income, provided that in the year that you receive the dividend, the shares are readily tradable on an established securities market in the United States.

The dividend is taxable to you when you receive the dividend, actually or constructively. The dividend will not be eligible for the dividends-received deduction generally allowed to U.S. corporations in respect of dividends received from other U.S. corporations. The amount of the dividend distribution that you must include in your income as a U.S. Shareholder will be the U.S. dollar value of the payments made, determined at the spot conversion rate on the date the dividend distribution is includible in your income, regardless of whether the payment is in fact converted into U.S. dollars. Generally, any gain or loss resulting from currency exchange fluctuations during the period from the date you include the dividend payment in income to the date you convert the payment into U.S. dollars will be treated as ordinary income or loss and will not be eligible for the special tax rate applicable to qualified dividend income. Distributions in excess of current and accumulated earnings and profits, as determined for U.S. federal income tax purposes, will be treated as a non-taxable return of capital to the extent of your basis in the shares and thereafter as capital gain. However, NewCo does not expect to calculate earnings and profits in accordance with U.S. federal income tax principles. Accordingly, you should expect to generally treat distributions NewCo makes as dividends.

Non-U.S. Shareholders. If you are a non-U.S. Shareholder, dividends paid to you in respect of shares will not be subject to U.S. federal income tax unless the dividends are “effectively connected” with your conduct of a trade or business within the United States, and the dividends are attributable to a permanent establishment that you maintain in the United States if that is required by an applicable income tax treaty as a condition for subjecting you to United States taxation on a net income basis. In such cases you generally will be taxed in the same manner as a U.S. Shareholder. If you are a corporate non-U.S. Shareholder, “effectively connected” dividends may, under certain circumstances, be subject to an additional “branch profits tax” at a 30 per cent. (30%) rate or at a lower rate if you are eligible for the benefits of an income tax treaty that provides for a lower rate.

Taxation of Capital Gains

U.S. Shareholders. Subject to the PFIC rules discussed below, if you are a U.S. Shareholder and you sell or otherwise dispose of your NewCo Ordinary Shares, you will recognize capital gain or loss for U.S. federal income tax purposes equal to the difference between the U.S. dollar value of the amount that you realise and your tax basis, determined in U.S. dollars, in your NewCo Ordinary Shares. Capital gain of a non-corporate U.S. Shareholder is generally taxed at preferential rates where the property is held for more than one year. Your ability to deduct capital losses is subject to limitations.

Non-U.S. Shareholders. If you are a non-U.S. Shareholder, you will not be subject to U.S. federal income tax on gain recognised on the sale or other disposition of your NewCo Ordinary Shares unless:

1.
the gain is “effectively connected” with your conduct of a trade or business in the United States, and the gain is attributable to a permanent establishment that you maintain in the United States if that is required by an applicable income tax treaty as a condition for subjecting you to United States taxation on a net income basis, or

2.	you are an individual, you are present in the United States for 183 or more days in the taxable year of the sale and certain other conditions exist.

If you are a corporate non-U.S. Shareholder, “effectively connected” gains that you recognise may also, under certain circumstances, be subject to an additional “branch profits tax” at a 30 per cent. (30%) rate or at a lower rate if you are eligible for the benefits of an income tax treaty that provides for a lower rate.

Medicare Tax

A U.S. Shareholder that is an individual or estate, or a trust that does not fall into a special class of trusts that is exempt from such tax, is subject to a 3.8 per cent. (3.8%) tax on the lesser of (1) the U.S. Shareholder’s “net investment income” (or “undistributed net investment income” in the case of an estate or trust) for the relevant taxable year and (2) the excess of the U.S. Shareholder’s modified adjusted gross income (or adjusted gross income in the case of an estate or trust) for the taxable year over a certain threshold (which in the case of individuals is between US$125,000 and US$250,000, depending on the individual’s circumstances). A holder’s net investment income generally includes its dividend income and its net gains from the disposition of NewCo Ordinary Shares, unless such dividend income or net gains are derived in the ordinary course of the conduct of a trade or business (other than a trade or business that consists of certain passive or trading activities). If you are a U.S. Shareholder that is an individual, estate or trust, you are urged to consult your tax advisers regarding the applicability of the Medicare tax to your income and gains in respect of your individual investment in the NewCo Ordinary Shares.

Annexure H (continued)

PFIC Rules

NewCo expects that NewCo Ordinary Shares will not be treated as stock of a PFIC for U.S. federal income tax purposes, but this conclusion is a factual determination that is made annually and thus may be subject to change. A company is considered a PFIC if, for any taxable year after the application of applicable “look-through rules”, either (i) at least 75 per cent. (75%) of its gross income for the taxable year is passive income or (ii) at least 50 per cent. (50%) of the value, determined on the basis of a quarterly average, of its assets is attributable to assets that produce or are held for the production of passive income. If NewCo were to be treated as a PFIC, unless a U.S. Shareholder elects to be taxed annually on a mark-to-market basis with respect to the NewCo Ordinary Shares or makes a QEF election the first taxable year in which NewCo is treated as a PFIC, gain realised on the sale or other disposition of your NewCo Ordinary Shares would in general not be treated as capital gain. Instead, if you are a U.S. Shareholder, you would be treated as if you had realised such gain and certain excess distributions ratably over your holding period for the NewCo Ordinary Shares and would be taxed at the highest tax rate in effect for each such year to which the gain was allocated, together with an interest charge in respect of the tax attributable to each such year. With certain exceptions, your NewCo Ordinary Shares will be treated as stock in a PFIC if NewCo were a PFIC at any time during your holding period in your NewCo Ordinary Shares. Dividends that you receive from NewCo will not be eligible for the special tax rates applicable to qualified dividend income if NewCo is treated as a PFIC either in the taxable year of the distribution or the preceding taxable year, but instead will be taxable at rates applicable to ordinary income. The QEF election is conditioned upon NewCo furnishing you annually with certain tax information. NewCo may not take the action necessary for a U.S. Shareholder to make a QEF election in the event NewCo is determined to be a PFIC.

Information with Respect to Foreign Financial Assets

Owners of “specified foreign financial assets” with an aggregate value in excess of US$50,000 (and in some circumstances, a higher threshold) may be required to file an information report with respect to such assets with their tax returns. “Specified foreign financial assets” may include financial accounts maintained by foreign financial institutions, as well as the following, but only if they are held for investment and not held in accounts maintained by financial institutions: (i) stocks and securities issued by non-U.S. persons, (ii) financial instruments and contracts that have non-U.S. issuers or counterparties, and (iii) interests in foreign entities. Holders are urged to consult their tax advisers regarding the application of this reporting requirement to their ownership of the NewCo Ordinary Shares in light of their particular circumstances.

Backup Withholding and Information Reporting

If you are a noncorporate U.S. Shareholder, information reporting requirements, on IRS Form 1099, generally will apply to dividend payments or other taxable distributions made to you within the United States, and to the payment of proceeds to you from the sale of NewCo Ordinary Shares effected at a United States office of a broker.

Additionally, backup withholding (currently at a 24 per cent. (24%) rate) may apply to such payments if you fail to comply with applicable certification requirements or are notified by the IRS that you have failed to report all interest and dividends required to be shown on your federal income tax returns.

If you are a non-U.S. Shareholder, you are generally exempt from backup withholding and information reporting requirements with respect to dividend payments made to you outside the United States by NewCo or another non-United States payor. You are also generally exempt from backup withholding and information reporting requirements in respect of dividend payments made within the United States and the payment of the proceeds from the sale of NewCo Ordinary Shares effected at a United States office of a broker, as long as either (i) the payor or broker does not have actual knowledge or reason to know that you are a United States person and you have furnished a valid IRS Form W-8 or other documentation upon which the payor or broker may rely to treat the payments as made to a non-U.S. person, or (ii) you otherwise establish an exemption.

Payment of the proceeds from the sale of NewCo Ordinary Shares effected at a foreign office of a broker generally will not be subject to information reporting or backup withholding. However, a sale effected at a foreign office of a broker could be subject to information reporting in the same manner as a sale within the United States (and in certain cases may be subject to backup withholding as well) if (i) the broker has certain connections to the United States, (ii) the proceeds or confirmation are sent to the United States or (iii) the sale has certain other specified connections with the United States.

You generally may obtain a refund of any amounts withheld under the backup withholding rules that exceed your income tax liability by filing a refund claim with the IRS.

The determination of the actual tax consequences to a shareholder will depend on the shareholder’s specific situation. Shareholders should consult their own tax advisers as to the tax consequences in their particular circumstances, including the applicability and effect of the alternative minimum tax and any state, local, foreign or other tax laws and changes in those laws.

Material U.K. Tax Consequences

Scope of Discussion

The following discussion addresses the material U.K. income tax, corporation tax, capital gains tax, stamp duty, and SDRT consequences of the Reorganisation generally expected to be applicable to Non-U.K. Holders (as defined below) of AGA Ordinary Shares or AGA ADSs (together, “AGA Issued Shares”) and their receipt and ownership of NewCo Ordinary Shares.

It applies to you only if (i) you are the absolute beneficial owner of your AGA Issued Shares or NewCo Ordinary Shares (as applicable) and any dividends paid in respect of them; (ii) you hold your AGA Issued Shares or NewCo Ordinary Shares (as applicable) as an investment (rather than, for example, as securities to be realised in the course of a trade); and (iii) you hold your AGA Issued Shares or NewCo Ordinary Shares (as applicable) other than under a self-invested personal pension plan, individual savings account, or other regime providing for exemption from tax. This section does not apply to you if you are a member of a special class of holders subject to special rules, including:

●	charities;

●	trustees;

●	persons carrying on certain financial activities (including market makers, brokers, dealers in securities, intermediaries and persons connected with depository arrangements or clearance services);

●	persons who have or could be treated for tax purposes as having acquired their AGA Issued Shares or NewCo Ordinary Shares (as applicable), by reason of their employment or as carried interest;

●	persons connected with AGA or NewCo;

●	collective investment schemes;

●	persons subject to U.K. tax on the remittance basis; and

●	insurance companies.

This section is based on current U.K. legislation, current published HMRC practice (which may not be binding on HMRC), and court decisions, in each case, in effect on the date hereof, all of which are subject to change, possibly with retroactive effect, and to differing interpretations. In addition, this section is based in part upon the assumption that (i) the Spin-Off and the Scheme, and the trading of NewCo Ordinary Shares through the DTC system, will be carried out as described in this circular and the Implementation Agreement; (ii) the AGA Issued Shares do not, and the NewCo Ordinary Shares will not, at any time, derive at least 75 per cent. (75%) of their value from U.K. land; and (iii) each obligation in the AGA Deposit Agreement (and any related agreement) will be performed in accordance with its terms.

Unless stated otherwise, this section addresses only Non-U.K. Holders. References in this section to “Non-U.K. Holders” are to holders of AGA Issued Shares or NewCo Ordinary Shares (as applicable) who, at the relevant time, (i) are not resident or domiciled for tax purposes in the U.K., and to whom split-year treatment does not apply; (ii) do not have a permanent establishment or branch or agency in the U.K. to which their AGA Issued Shares or NewCo Ordinary Shares (as applicable) are attributable; (iii) have not, in the case of individuals, within the past five years been resident for tax purposes in the U.K.; and (iv) are not carrying on a trade, profession, or vocation in the United Kingdom.

AGA Shareholders should be aware that the tax legislation of the shareholder’s jurisdiction and/or the tax legislation of the U.K., as well as the interpretation or amendment of any such tax legislation, may alter the benefits of investment in NewCo Ordinary Shares.

IF YOU ARE IN ANY DOUBT ABOUT YOUR TAX POSITION, YOU SHOULD CONSULT AN APPROPRIATELY QUALIFIED INDEPENDENT PROFESSIONAL ADVISER IMMEDIATELY.

U.K. Tax Consequences of the Reorganisation

U.K. Taxation of the Spin-Off and the Scheme

Non-U.K. Holders will not be subject to U.K. income tax, corporation tax, or capital gains tax in respect of the Spin-Off or the Scheme. Non-U.K. Holders may be subject to foreign taxation depending on their personal circumstances.

No U.K. stamp duty or SDRT will be payable by AGA Shareholders on (i) the transfer under the Scheme of their AGA Ordinary Shares or, in the case of a holder of AGA ADSs, the AGA Ordinary Shares underlying those AGA ADSs; or (ii) the allotment and issue of the NewCo Ordinary Shares as part of the Reorganisation (whether under the Spin-Off or under the Scheme).

Annexure H (continued)

Trading of AGA Ordinary Shares on the JSE and A2X will be suspended prior to the Spin-Off due to the fact that the JSE and A2X operate a T+3 business day settlement timeframe for trades. Following suspension of trading in the AGA Ordinary Shares, the JSE and A2X will make available for trading entitlements to the NewCo Ordinary Shares (the “Entitlements”) for 3 (three) business days prior to the Operative Date. AGA intends to seek a clearance from HMRC that an agreement to transfer Entitlements will not be subject to SDRT at a rate of 0.5 per cent. (0.5%) for the interim period where such Entitlements are available for trading. AGA Shareholders should be aware that HMRC may refuse to provide such a clearance and may take the position that an agreement to transfer Entitlements will be subject to SDRT at a rate of 0.5 per cent. (0.5%) of any consideration paid. AGA Shareholders should consult their own tax advisers regarding the UK SDRT position for their own particular circumstances.

U.K. Tax Consequences of Holding NewCo Ordinary Shares

Subsequent Disposals of NewCo Ordinary Shares

Non-U.K. Holders will not be liable to U.K. corporation tax or capital gains tax on a disposal of their NewCo Ordinary Shares.

Dividends

NewCo is not required to withhold U.K. tax at source from dividends paid on NewCo Ordinary Shares.

Non-U.K. Holders will not, therefore, be subject to U.K. income tax or corporation tax in respect of dividends paid on NewCo Ordinary Shares.

U.K. Stamp Duty and SDRT

Stamp duty and/or SDRT are imposed in the United Kingdom on certain transfers of chargeable securities (which include shares in companies incorporated in the United Kingdom) at a rate of 0.5 per cent. (0.5%) of the consideration paid for the transfer. Certain issues and transfers of shares to depositary receipt facilities or clearance systems providers are charged at a higher rate of 1.5 per cent. (1.5%) (see the section entitled “Depositary receipt systems and clearance services” below).

Pursuant to arrangements that NewCo is expected to enter into with DTC, the NewCo Ordinary Shares are eligible to be held in book-entry form through the facilities of DTC. Based on our understanding that DTC has not made an election under section 97A(1) of the Finance Act 1986, transfers of NewCo Ordinary Shares held in book-entry form through DTC should not attract a charge to U.K. stamp duty or SDRT.

A transfer of NewCo Ordinary Shares from within the DTC system out of DTC may, and any subsequent transfers on sale of the NewCo Ordinary Shares outside of DTC will generally, subject in each case to the availability of any exemptions or reliefs, be liable to U.K. stamp duty at the rate of 0.5 per cent. (0.5%) of the amount or value of the consideration payable (rounded up to the nearest multiple of £5) or, in respect of an unconditional agreement to transfer NewCo Ordinary Shares, SDRT at the rate of 0.5 per cent. (0.5%) of the amount or value of the consideration payable. Any such duty must be paid (and the relevant transfer document stamped by HMRC) before the transfer can be registered in the share register of NewCo. However, where a transfer is executed in pursuance of the agreement (which gave rise to the SDRT) and the document is duly stamped within six years of the date of the agreement, the SDRT should be cancelled and any SDRT paid should be repaid. In cases where NewCo Ordinary Shares are, outside of DTC, transferred to a connected company (or its nominee), different rules may apply. If a NewCo Shareholder decides to redeposit NewCo Ordinary Shares into DTC, the redeposit will likely attract U.K. stamp duty or SDRT at a rate of 1.5 per cent. (1.5%) of the value of the NewCo Ordinary Shares.

NewCo is expected to put in place arrangements with its transfer agent to require that NewCo Ordinary Shares held in certificated form cannot be transferred into the DTC system until the transferor of the NewCo Ordinary Shares has first delivered the shares to a depository specified by NewCo so that U.K. stamp duty or SDRT may be collected in connection with the initial delivery to the depository. Any such NewCo Ordinary Shares will be evidenced by a receipt issued by the depository. Before the transfer can be registered in NewCo’s share register, the transferor will also be required to provide the transfer agent sufficient funds to settle the resultant liability for U.K. stamp duty or SDRT.

U.K. stamp duty and SDRT will, where applicable, generally be borne by the purchaser of the relevant NewCo Ordinary Shares.

Depositary receipt systems and clearance services

Where, from outside of DTC, NewCo Ordinary Shares are transferred: (a) to, or to a nominee or an agent for, a person whose business is or includes the provision of clearance services (including DTC or its nominees); or (b) to, or to a nominee or an agent for, a person whose business is or includes issuing depositary receipts, U.K. stamp duty or SDRT may be chargeable at the higher rate of 1.5 per cent. (1.5%) of the amount or value of the consideration given or, in certain circumstances, the value of the NewCo Ordinary Shares (rounded up to the nearest multiple of £5 in the case of stamp duty). Following decisions of the European Court of

Justice and the UK First-tier Tax Tribunal, HMRC announced that it will not seek to apply a charge to U.K. SDRT on the issuance of shares into a depositary receipt facility or clearance service, such as DTC. Following the United Kingdom’s exit from the European Union, HMRC confirmed that the 1.5 per cent. (1.5%) U.K. stamp duty and SDRT charge on the issue (or, where it is integral to the raising of new capital, the transfer) of new shares into a depositary receipt facility or clearance service would remain disapplied under the terms of the European Union (Withdrawal) Act 2018, and that this would remain the position unless stamp taxes on shares legislation is amended. However, it is possible that the United Kingdom may subsequently amend or enact laws applicable to U.K. stamp duty or SDRT, which could have a material effect on the cost of trading in NewCo Ordinary Shares. In particular, on September 22, 2022, the UK Government introduced to the House of Commons the Retained EU Law (Revocation and Reform) Bill. Although the Bill has since been subject to a number of material amendments, if enacted in its current form without relevant amendment, the Bill would have the effect that pre-existing EU law rights recognised in litigation would, by default (that is, absent the exercise of a regulation-making power to restate or reproduce such rights in domestic law), cease to be recognised after December 31, 2023. In that eventuality, the 1.5% U.K. stamp duty or SDRT charges, which are disapplied in the circumstances set out above, may no longer be disapplied. Were that to be the case, future issues of NewCo Ordinary Shares into a depositary receipt facility or clearance service (such as DTC) may result in a 1.5% SDRT charge, which would increase the cost of issuing NewCo Ordinary Shares. The rules regarding the application of this higher rate of stamp duty and SDRT are complex, and specific professional advice should be sought before transferring shares to a person within (a) or (b) of this paragraph.

Material South African Tax Consequences

The following discussion addresses the material South African income tax consequences of the Reorganisation generally expected to be applicable to the holders of AGA Ordinary Shares and their receipt and ownership of NewCo Ordinary Shares. To the extent this section consists of statements as to matters of South African tax law, subject to the limitations specified herein, this section is the opinion of Bowmans (Bowman Gilfillan Inc.) The following paragraphs apply to you only if you hold your AGA Ordinary Shares as capital assets for South African income tax purposes. This section does not apply to you if you hold (directly or indirectly alone or together with any connected person) 20 per cent. (20%) or more of the share capital of AGA and you are a Foreign Shareholder.

This section is based on the South African Income Tax Act, 1962 as amended (the “ITA”).

You are a “South African Shareholder” if you are a beneficial owner of AGA Ordinary Shares and you are:

1.	a natural person who is ordinarily resident in South Africa;

2.
not ordinarily resident in South Africa but physically present in South Africa for a period exceeding (i) ninety-one days in aggregate during the current year as well as for a period exceeding ninety-one days in aggregate during each of the five preceding years and (ii) for a period exceeding nine hundred and fifteen days in aggregate during those five preceding years of assessment;

3.	an entity which is incorporated, established or formed in South Africa; or

4.	an entity which has its place of effective management in South Africa.

You are a “Foreign Shareholder” if you are not a South African Shareholder. Foreign Shareholders are generally exempt from South African taxes unless such Foreign Shareholder holds AGA Ordinary Shares that are effectively connected with a permanent establishment (of such holder) in South Africa.

This section addresses only South African income tax.

Subject to the assumption that the representations made to Bowmans (Bowman Gilfillan Inc.) are and will be true, correct and complete as of the effective date of the Reorganisation, it is the opinion of Bowmans (Bowman Gilfillan Inc.) that for South African income tax purposes, to the extent that the market value of the NewCo Ordinary Shares will exceed the base cost of the AGA Ordinary Shares a capital gain would arise for the AGA Shareholders.

The determination of the actual tax consequences to a shareholder will depend on the shareholder’s specific situation. Shareholders should consult their own tax advisers as to the tax consequences in their particular circumstances.

Tax Consequences of the Scheme to Holders of AGA Ordinary Shares

South African Shareholders establish a base cost (as determined under paragraph 20 of the Eighth Schedule to the ITA) in the NewCo Ordinary Shares equal to the market value of the AGA Ordinary Shares exchanged for the NewCo Ordinary Shares. On exchange of the AGA Ordinary Shares for NewCo Ordinary Shares, pursuant to the Scheme, a disposal event will arise for South African capital gains tax purposes. To the extent that the market value of the NewCo Ordinary Shares exceeds the base cost of the AGA Ordinary Shares, a capital gain will arise that will be subject to capital gains tax in the hands of South African Shareholders (unless they are exempt from taxation in South Africa). To the extent that the market value of the NewCo Ordinary Shares is less than the base cost of the AGA Ordinary Shares, a capital loss will arise.

Annexure H (continued)

For South African Shareholders that hold their respective AGA Ordinary Shares as trading stock/inventory, any gain or loss will be treated on revenue account and taxed at the higher effective tax rates applicable to transactions that occur on revenue account.

Foreign Shareholders will not be subject to South African tax in connection with the Scheme unless such Foreign Shareholder holds AGA Ordinary Shares that are effectively connected with a permanent establishment (of such holder) in South Africa. In such cases you generally will be taxed in the same manner as a South African Shareholder.

Tax Consequences to Holders of NewCo Ordinary Shares

Taxation of Dividends

South African Shareholders: If you are a South African Shareholder, you will be subject to a dividends tax at the rate of 20 per cent. (20%) on all dividends declared and paid by NewCo with respect to NewCo shares that are listed on the JSE (other than dividends that consist of the distribution of an asset in specie) unless an exemption described below applies. If the dividend tax applies to a dividend received by a South African Shareholder, such holder will be liable for such dividends tax.

A South African Shareholder is exempt from the dividends tax if such holder is:

1.	a company which is tax resident in South Africa;

2.	a public benefit organization approved in terms of section 30(3) of the ITA;

3.	a mining rehabilitation trust in compliance with section 37A of the ITA;

4.	an institution, board, or body established by or under any law in compliance with section 10(1)(cA) of the ITA;

5.	a pension fund, provident fund and medical schemes in compliance with section 10(1)(d) of the ITA;

6.	a portfolio of collective investment schemes in securities;

7.	a person (being natural person, company or trust) to the extent that the dividend constitutes income of that person for South African income tax purposes;

8.	a fidelity or indemnity fund as contemplated in section 10(1)(d)(iii) of the ITA; or

9.	a small business funding entity as contemplated in section 10(1)(cQ) of the ITA.

Accordingly, if the beneficial owner of the dividend declared by NewCo is a South African resident natural person or trust and none of the exemptions listed above apply, such beneficial owner will be subject to dividends tax at a rate of 20 percent (20%) of the amount of any dividend paid by NewCo.

Foreign Shareholders. Foreign Shareholders will not be subject to South African dividends tax on dividends declared and paid by NewCo.

Taxation of Capital Gains on Sale or Other Disposition

South African Shareholders: A capital gain arises when a South African Shareholder sells or otherwise disposes of their NewCo Ordinary Shares for proceeds that exceed the base cost of the NewCo Ordinary Shares. A South African Shareholder will be subject to capital gains tax on such capital gain (unless they are exempt from taxation in South Africa). Capital gains tax is not a separate tax but forms part of income tax. Capital gains are taxed at a lower effective tax rate than ordinary income by the inclusion of only a certain percentage of the South Africa Shareholders’ capital gain in its taxable income.

Foreign Shareholders. Foreign Shareholders will not be subject to South African tax on sale or other disposition unless such Foreign Shareholder holds AGA Ordinary Shares that are effectively connected with a permanent establishment (of such holder) in South Africa. In such cases you generally will be taxed in the same manner as a South African Shareholder.

Securities Transfer Tax

The transfer of any NewCo Ordinary Shares on the JSE or the A2X, whether such NewCo Ordinary Shares are held by a South African Shareholder or a Foreign Shareholder, will be subject to tax at a rate of 0.25 percent (0.25%) on the “taxable amount” of such share. The word “transfer” is broadly defined and includes the transfer, sale, assignment, cession or disposal in any other manner of the NewCo Ordinary Share. The cancellation or redemption of any NewCo Ordinary Share will also be regarded as a transfer unless NewCo is being liquidated. However, the transfer of a NewCo Ordinary Share that does not result in a change in beneficial ownership will not be regarded as a “transfer”. The “taxable amount” of such transferred NewCo Ordinary Share will be the greater of the consideration for the share declared by the transferee or the closing price of that share. In the case of a transfer of a NewCo Ordinary Share, as a listed share, either the member, the participant or the person to whom the share is transferred is liable for the tax. The tax must be paid within a period of fourteen days from the transfer.

Annexure I
EXTRACT OF THE EXCHANGE CONTROL REGULATIONS

RESTRICTION ON DEALINGS IN SECURITIES BELONGING TO NON-RESIDENTS

14.(1)	No person shall, without permission granted by the Treasury or a person authorised by the Treasury and in accordance with such conditions as the Treasury or such authorised person may impose –

(a)	acquire or dispose of in any way any controlled security;

(b)	act as nominee for a non-resident or appoint a non-resident as nominee in respect of any dealings in securities;

(c)	make any entry in a security register which involves the transfer of a security into or out of the name of a non-resident;

(d)	change an address of a non-resident in any security register except a change to an address in the same monetary area as that currently recorded in the register;

(e)
enter in a security register or do any act with intent to secure the entry in such register of an address in the Republic if he knows or has reason to believe that the purchaser of the security is a non-resident or that a non-resident has an interest in the security;

(f)
transfer a security owned by a non-resident, or in which a non-resident has an interest from a United Kingdom register or from the London section of a register to a South African register or section of a South African register.

(2)	(a)	Any person who holds, possesses or has in his custody any controlled securities shall submit such securities to an authorised dealer within thirty days from the date of commencement of this regulation or within thirty days from the date on which he becomes the holder of such securities or on which such securities come into his possession or are placed in his custody whichever is the later date.

(b)	The securities submitted in terms of paragraph (a) must be accompanied by a list giving the following particulars: –

(i)
Full name and country of residence of owner or person interested in the securities, together with a signed declaration by the holder that to the best of his knowledge, the owner or interested person is actually resident in the country stated.

(ii)	Name of company or body which issued the securities.

(iii)	Total number of securities.

(iv)	Full name and residential address of person in possession of the securities or who has the securities in his custody.

For the purpose of facilitating identification of controlled securities the Treasury may direct authorised dealers to affix to the securities so submitted to them their stamp together with such endorsement as the Treasury may determine.

(3)	For the purpose of this regulation –

(a)	“controlled security” means –

(i)	any security which is registered in the name of a non-resident, or of which a non-resident is the owner, or in which a non-resident has an interest;

(ii)	any security acquired from a non-resident or acquired outside the Republic, by any person, irrespective of the residence of such person;

(b)	“non-resident” means a person resident outside the Republic;

(c)	“nominee” means a person through whose agency all or any of the rights of the owner of a security are exercised.

Annexure J

AngloGold Ashanti Limited
(Incorporated in the Republic of South Africa)
Registration number: 1944/017354/06
Ordinary share code: ANG
ISIN: ZAE000043485 (“AGA” or the “Company”)

NOTICE OF SHAREHOLDERS’ MEETING

If you are in any doubt as to what action you should take in respect of the Shareholders’ Meeting and/or the following resolutions, please consult your CSDP, Broker, legal adviser, accountant, banker, financial adviser or other professional adviser immediately.

All terms used in this Notice of Shareholders’ Meeting shall, unless the context otherwise requires or they are otherwise defined herein, have the meanings attributed to them in the Circular to which this Notice of Shareholders’ Meeting is attached as Annexure J (the “Circular”).

Notice is hereby given to AGA Shareholders that a meeting of the AGA Shareholders will be held on Friday, 18 August 2023 at 2:00 p.m. (South Africa Standard Time), to consider and, if deemed fit, pass, with or without amendment and/or modification, the resolutions set out hereunder, in the manner required by the Companies Act and the JSE Listings Requirements.

The Company has appointed The Meeting Specialist Proprietary Limited (“TMS”) for purposes of hosting the Shareholders’ Meeting entirely by way of electronic communication and, in particular, for TMS to provide the Company and the AGA Shareholders with access to its electronic communication platform (the “Platform”) for purposes of enabling all of the AGA Shareholders, who are present at the Shareholders’ Meeting, to communicate concurrently with each other, without an intermediary, and to participate reasonably effectively in the Shareholders’ Meeting and exercise their voting rights at the Shareholders’ Meeting.

Please note that in terms of Section 63(1) of the Companies Act, before any person may attend or participate in the Shareholders’ Meeting, (a) that person must present reasonably satisfactory identification and (b) the person presiding at the Shareholders’ Meeting must be reasonably satisfied that the right of the person to participate in and vote at the Shareholders’ Meeting, either as a AGA Shareholder (or AGA Shareholder’s representative), or as a proxy for an AGA Shareholder, has been reasonably verified. Forms of identification include a valid identity document, driver’s licence or passport. Accordingly, the Company has appointed TMS to verify the identity of any person who wishes to attend the Shareholders’ Meeting and that person will only be granted access to the Platform once they have been reasonably verified by TMS.

Please also note that in order to attend and participate in the Shareholders’ Meeting, a person, whether an AGA Shareholder (or AGA Shareholder’s representative), or a proxy for an AGA Shareholder, is required to be granted access to the Platform by TMS and any such person who wishes to attend the Shareholders’ Meeting is encouraged to contact TMS on proxy@tmsmeetings.co.za or +27 084 433 4836 / 081 711 4255 / 061 440 0654 as soon as possible, but not later than 2:00 p.m. (South Africa Standard Time) on Friday, 4 August 2023 to enable TMS to verify its/his/her identity and thereafter to grant that person access to the Platform. Notwithstanding the foregoing, any person who wishes to attend the Shareholders’ Meeting is entitled to contact TMS at any time prior to the conclusion of the Shareholders’ Meeting, in order to be verified and provided with access to the Platform by TMS. In order to avoid any delays in being provided with access to the Platform by TMS, any such person is encouraged to contact TMS at their earliest convenience.

PURPOSE OF THE SHAREHOLDERS’ MEETING

The purpose of the Shareholders’ Meeting is to consider, and if deemed fit, pass, with or without amendment and/or modification, the resolutions set out hereunder, being the resolutions which are required to be passed by the AGA Shareholders in terms of the Companies Act and the JSE Listings Requirements in order to approve the transactions constituting the Reorganisation, which is contemplated, and is described in more detail, in the Circular.

RECORD DATES

In terms of Sections 59(1)(a) and 59(1)(b) of the Companies Act, as read with Section 62(3)(a) of the Companies Act (and to the extent relevant, the JSE Listings Requirements), the AGA Board has set the record dates for the purposes of determining which AGA Shareholders are entitled to:

●
receive notice of the Shareholders’ Meeting (being the date on which an AGA Shareholder must be registered in the AGA Register in order to receive notice of the Shareholders’ Meeting), which date is Friday, 30 June 2023; and

●
participate in and vote at the Shareholders’ Meeting (being the date on which an AGA Shareholder must be registered in the AGA Register in order to participate in and vote at the Shareholders’ Meeting), which date is Friday, 11 August 2023, being the Voting Record Date.

VOTING AND PROXIES

All AGA Shareholders are entitled to attend and speak, through the use of the Platform, at the Shareholders’ Meeting or any cancellation, postponement or adjournment thereof. All holders of AGA Ordinary Shares will be entitled to vote on each resolution at the Shareholders’ Meeting or any cancellation, postponement or adjournment thereof.

An AGA Shareholder entitled to attend, participate in and vote at the Shareholders’ Meeting is entitled to appoint one or more proxies (who need not be an AGA Shareholder) to attend, participate in and vote at the Shareholders’ Meeting in the place of the AGA Shareholder.

The Form of Proxy (yellow) is only to be completed by those AGA Shareholders who:

●	are Certificated AGA Shareholders; or

●	are Dematerialised AGA Shareholders with “own name” registration.

All other beneficial owners who have Dematerialised their AGA Ordinary Shares through a CSDP or broker and wish to attend, speak or vote at the Shareholders’ Meeting, must instruct their CSDP or broker to provide them with the necessary letter of representation, or they must provide the CSDP or broker with their voting instructions in terms of the relevant custody agreement entered into between them and the CSDP or broker. These shareholders must not use a form of proxy.

It is requested that the Company receives completed forms of proxy by no later than 2:00 p.m. (South Africa Standard Time) on Wednesday, 16 August 2023 by way of electronic mail to the Company’s share registrars in South Africa, Computershare Investor Services, at Proxy@Computershare.co.za. Any forms of proxy not lodged by this time may be sent to Computershare Investor Services at any time during the Shareholders’ Meeting and immediately prior to the proxy exercising any rights of the AGA Shareholder at the Shareholders’ Meeting.

Any AGA Shareholder who completes and lodges a form of proxy will nevertheless be entitled to attend, speak and vote at the Shareholders’ Meeting should the AGA Shareholder decide to do so, provided that such AGA Shareholder has been provided with access to the Platform by TMS. A summary of the AGA Shareholders’ rights in respect of proxy appointments as contained in Section 58 of the Companies Act is set out in the attached proxy form.

All voting at the Shareholders’ Meeting shall be conducted by way of polling, and every person entitled to vote on any matter that is being voted on at the Shareholders’ Meeting shall have one vote for every AGA Ordinary Share held by that person, and will be administered by TMS through the Platform. TMS will also act as scrutineer in respect of any votes that are exercised at the Shareholders’ Meeting.

Foreign Shareholders should refer to paragraph 7.6.12 (Foreign Shareholders) of the Circular for further details concerning the Shareholders’ Meeting. The availability of and implications of the Reorganisation may be affected by the laws of the relevant jurisdiction of a Foreign Shareholder. It is the responsibility of Foreign Shareholders to satisfy themselves as to the full observance of all applicable legal requirements of such jurisdiction in connection with the Reorganisation, including the obtaining of any governmental, exchange control or other consents, the making of any filings which may be required, the compliance with other necessary formalities and the payment of any issue, transfer or other taxes or other requisite payments due in such jurisdiction. Foreign Shareholders who are uncertain as to what action to take should consult their CSDP, Broker, legal adviser, accountant, banker, financial adviser or other professional adviser.

Annexure J (continued)

ELECTRONIC PARTICIPATION

In compliance with the provisions of the Companies Act, the Company intends to conduct the Shareholders’ Meeting entirely by electronic communication through the Platform. Through the use of the Platform, AGA Shareholders will be able to listen to the proceedings and raise questions should they wish to do so and exercise their voting rights at the Shareholders’ Meeting.

TMS will only provide AGA Shareholders who have been verified by it, with access to the Platform.

Voting will be possible through the Platform but AGA Shareholders are encouraged to vote by way of proxy forms which will have been delivered to Computershare Investor Services, the share registrars, at Proxy@Computershare.co.za.

The cost of procuring the services of TMS and the use of the Platform will be for the account of the Company. However, the cost of the AGA Shareholders’/proxies’ participation at the meeting through the Platform will be at their own expense. Any such charges will not be for the account of the Company, JSE and/or TMS.

None of the Company, the JSE or TMS can be held accountable in the case of loss of network connectivity or other network failure due to insufficient airtime, internet connectivity, internet bandwidth and/or power outages which prevents any AGA Shareholder from participating in and/or voting at the Shareholders’ Meeting.

PROPOSED RESOLUTIONS:

SPECIAL RESOLUTION NUMBER 1 – APPROVAL OF THE AGAH SALE IN TERMS OF SECTIONS 112 AND 115 OF THE COMPANIES ACT

“RESOLVED THAT, subject to Special Resolution Numbers 2 and 3 being approved as special resolutions, the AGAH Sale (as more fully described in paragraph 7.13 of the Circular), in terms of which, subject to the fulfilment or waiver of fulfilment (to the extent permitted by applicable law and the Implementation Agreement), as the case may be, of the Reorganisation Conditions, the Company will sell, and NewCo will purchase, the AGAH Sale Shares, in consideration for the issue of the NewCo Notes by NewCo to the Company, be and is hereby approved as a special resolution in terms of Sections 112 and 115(2)(a) of the Companies Act.”

Reason for, and effect of, Special Resolution Number 1:

The reason for proposing the above Special Resolution Number 1 is to obtain the approval of AGA Shareholders, in terms of Sections 112 and 115 of the Companies Act, for the AGAH Sale. In terms of Sections 112 and 115 of the Companies Act, a company may only implement a disposal of all or the greater part of its assets or undertaking in terms of Section 112 of the Companies Act if the disposal is approved by special resolution adopted by persons entitled to vote on such a matter, at a meeting called for that purpose and at which sufficient persons are present to exercise, in aggregate, at least 25% (twenty five percent) of all voting rights that are entitled to be exercised on the special resolution in order to establish a quorum.

The effect of this Special Resolution Number 1 is to authorise the Company to dispose of the AGAH Sale Shares.

Percentage of voting rights required

The percentage of voting rights that is required for AGA Shareholders to pass this Special Resolution Number 1 is a 75% (seventy five percent) majority of the voting rights exercised in favour of the resolution by the AGA Shareholders (eligible to vote) present in person or represented by proxy at the Shareholders’ Meeting, excluding an acquiring party, a person related to an acquiring party, or a person acting in concert with either of them (as contemplated in Section 115(4) of the Companies Act).

SPECIAL RESOLUTION NUMBER 2 – APPROVAL OF THE SCHEME IN TERMS OF SECTIONS 114 AND 115 OF THE COMPANIES ACT

“RESOLVED THAT, subject to Special Resolution Numbers 1 and 3 being approved as special resolutions, the Scheme (as more fully described in paragraph 7.12.1.5 of the Circular), in terms of which NewCo will, subject to the fulfilment or waiver of fulfilment (to the extent permitted by applicable law and the Implementation Agreement), as the case may be, of the Reorganisation Conditions, acquire 100% (one hundred percent) of the Scheme Shares, in exchange for the Scheme Consideration Shares, be and is hereby approved as a special resolution in terms of Sections 114 and 115(2)(a) of the Companies Act.”

Reason for, and effect of, Special Resolution Number 2:

The reason for proposing the above Special Resolution Number 2 is to obtain the approval of AGA Shareholders, in terms of Section 114 read with Section 115 of the Companies Act, for the Scheme. In terms of Sections 114 and 115 of the Companies Act, a company may only implement a scheme of arrangement in terms of Section 114 of the Companies Act if the scheme of arrangement is approved by special resolution adopted by persons entitled to vote on such a matter, at a meeting called for that purpose and at which sufficient persons are present to exercise, in aggregate, at least 25% (twenty five percent) of all voting rights that are entitled to be exercised on the special resolution in order to establish a quorum.

The effect of this Special Resolution Number 2 is that (a) NewCo will acquire 100% (one hundred percent) of the Scheme Shares from the Scheme Participants (whether they voted in favour of this Special Resolution Number 2 or not, or abstained or refrained from voting) with each Scheme Participant receiving a fraction of a NewCo Ordinary Share, which when aggregated with the fraction of the NewCo Ordinary Share that will be received by each AGA Shareholder pursuant to the Spin-Off will result in each Scheme Participant receiving 1 (one) NewCo Ordinary Share for each Scheme Share, with no entitlement to cash; (b) outstanding AGA ADSs (each representing 1 (one) AGA Ordinary Share) will be mandatorily converted into a right to receive, on a one-for-one basis, NewCo Ordinary Shares, with no entitlement to cash. The effect of the implementation of the Scheme is that NewCo will hold all of the issued AGA Ordinary Shares and AGA will become a wholly-owned Subsidiary of NewCo. The NewCo Ordinary Shares will be listed on the NYSE (subject to the NYSE’s approval), with a secondary listing on the Main Board of the JSE, A2X and the GhSE; and the AGA Ordinary Shares will thereafter be delisted from the JSE, A2X and the GhSE. The AGA ADSs will be delisted from the NYSE and the AGA ADS Program will be terminated.

Percentage of voting rights required

The percentage of voting rights that is required for AGA Shareholders to pass this Special Resolution Number 2 is a 75% (seventy five percent) majority of the voting rights exercised in favour of the resolution by the AGA Shareholders (eligible to vote) present in person or represented by proxy at the Shareholders’ Meeting, excluding an acquiring party, a person related to an acquiring party, or a person acting in concert with either of them (as contemplated in Section 115(4) of the Companies Act).

SPECIAL RESOLUTION NUMBER 3 – REVOCATION OF SPECIAL RESOLUTION NUMBER 1 AND SPECIAL RESOLUTION NUMBER 2 IF THE REORGANISATION DOES NOT BECOME UNCONDITIONAL OR IS NOT CONTINUED

“RESOLVED THAT, subject to and in the event of:

(i)	Special Resolution Number 1 and/or Special Resolution Number 2 being approved by the AGA Shareholders; and

(ii)
any Reorganisation Condition not being fulfilled or, to the extent permitted by applicable law and the Implementation Agreement, waived, or the AGAH Sale or the Scheme (as the case may be) has otherwise lapsed or failed or the AGAH Sale or the Scheme (as the case may be) is terminated or cancelled, then:

(i)
each of Special Resolution Number 1 and Special Resolution Number 2 be and is revoked with effect from the date of the announcement by AGA that the Reorganisation will not be continued or pursued any further, including as contemplated in Section 164(9)(c) of the Companies Act; and

(ii)
each Dissenting AGA Shareholder which has, pursuant to the adoption of the revoked Special Resolution Number 1 and/or and Special Resolution Number 2, sent a demand to the Company in terms of Sections 164(5) to (8) of the Companies Act to be paid the fair value of its AGA Ordinary Shares, shall cease to have, and be deemed not to have had, any right, pursuant to the adoption of the revoked Special Resolution Number 1 and/or Special Resolution Number 2, to be paid under Section 164 of the Companies Act.”

Annexure J (continued)

Reason for, and effect of, Special Resolution Number 3:

The reason for and effect of Special Resolution Number 3 is to ensure that the Reorganisation will terminate and not be implemented, notwithstanding the approval of Special Resolution Number 1 and/or Special Resolution Number 2, if the Reorganisation does not become unconditional for whatever reason and, further, to ensure that, in such circumstances and in compliance with Section 164(9)(c) of the Companies Act, AGA is not obliged to pay any Dissenting AGA Shareholders the fair value of their AGA Ordinary Shares.

The effect of Special Resolution Number 3 is to:

(i)	revoke Special Resolution Number 1 and Special Resolution Number 2, being the resolutions which gave rise to the Appraisal Rights exercised by the Dissenting AGA Shareholders; and

(ii)
reinstate the rights attaching to the AGA Ordinary Shares held by the Dissenting AGA Shareholders and absolve AGA from its obligation to purchase the AGA Ordinary Shares held by the Dissenting AGA Shareholders for fair value.

Percentage of voting rights required

The percentage of voting rights that is required for AGA Shareholders to pass this Special Resolution Number 3 is a 75% (seventy five percent) majority of the voting rights exercised in favour of the resolution by the AGA Shareholders (eligible to vote) present in person or represented by proxy at the meeting of the AGA Shareholders at which Special Resolution Number 3 will be proposed.

ORDINARY RESOLUTION NUMBER 1 – AUTHORITY GRANTED TO DIRECTORS

“RESOLVED THAT, any member of the AGA Board, other than Alberto Calderon, be and is hereby authorised to do all things and sign all documents required or desirable to give effect to and implement Special Resolution Number 1, Special Resolution Number 2 and Special Resolution Number 3.”

Reason for, and effect of, Ordinary Resolution Number 1:

The reason for and effect of Ordinary Resolution Number 1 is to authorise any member of the AGA Board, other than Alberto Calderon (who is also a director of NewCo), to do all such things as may be requisite or necessary to give effect to Special Resolution Number 1 and Special Resolution Number 2 or, to the extent applicable, Special Resolution Number 3.

Percentage of voting rights required

The percentage of voting rights that is required for AGA Shareholders to pass this Ordinary Resolution Number 1 is more than 50% (fifty percent) of the voting rights exercised in favour of the resolution by all the AGA Shareholders (eligible to vote) present in person or represented by proxy at the meeting of the AGA Shareholders at which Ordinary Resolution Number 1 will be proposed.

QUORUM

The Shareholders’ Meeting may not begin until sufficient persons are present (in person or represented by proxy) at the Shareholders’ Meeting to exercise, in aggregate, at least 25% (twenty five percent) of all the voting rights that are entitled to be exercised in respect of at least one matter to be decided at the Shareholders’ Meeting. A matter to be decided at the Shareholders’ Meeting may not begin to be considered unless sufficient persons are present at the meeting (in person or represented by proxy) to exercise, in aggregate, at least 25% (twenty five percent) of all the voting rights that are entitled to be exercised on that matter at the time that the matter is called on the agenda. In addition, a quorum shall consist of at least 3 (three) AGA Shareholders personally present or represented by proxy (and if the AGA Shareholder is a body corporate, it must be represented) and entitled to vote at the Shareholders’ Meeting on matters to be decided by AGA Shareholders. Once such a quorum has been established, the meeting may continue, so long as the AGA Shareholders that constituted the quorum continue to be present at the meeting, in person or by proxy. Abstentions and broker non-votes will be included in the calculation of the number of AGA Ordinary Shares represented at the Shareholders’ Meeting for purposes of determining whether such a quorum has been achieved.

APPRAISAL RIGHTS

In accordance with Section 164, read with Section 115, of the Companies Act, at any time before Special Resolution Number 1 and Special Resolution Number 2, as set out in this notice convening the Shareholders’ Meeting is voted on, an AGA Shareholder may give the Company a written notice objecting to Special Resolution Number 1 and/or Special Resolution Number 2.

Within 10 (ten) Business Days after the Company has adopted Special Resolution Number 1 and Special Resolution Number 2, the Company must send a notice that Special Resolution Number 1 and/or Special Resolution Number 2 have been adopted to each AGA Shareholder who:

●	gave the Company a written notice of objection as contemplated above; and

●	has not withdrawn that notice and has voted against Special Resolution Number 1 and/or Special Resolution Number 2 (as applicable).

An AGA Shareholder may demand (within 20 (twenty) business days after receiving the above notice from the Company or, failing such a notice, learning that Special Resolution Number 1 and/or Special Resolution 2 have been adopted) that the Company pay the AGA Shareholder the fair value for all of the AGA Ordinary Shares held by that person if:

●	the AGA Shareholder has sent the Company a written notice of objection as contemplated above;

●	the Company has adopted Special Resolution Number 1 and Special Resolution Number 2; and

●
the AGA Shareholder voted against Special Resolution Number 1 and/or Special Resolution Number 2 (as applicable) and has complied with all of the procedural requirements of Section 164 of the Companies Act.

A copy of Sections 115 and 164 of the Companies Act is set out in Annexure F and Annexure G attached to the Circular.

Further detail regarding the process and consequences of an AGA Shareholder exercising its AGA Shareholders’ Appraisal Rights are set out in paragraph 8 of the Circular.

By order of the Directors

LM Goliath
Group Company Secretary
Registered and corporate office
112 Oxford Road, Houghton Estate
Johannesburg 2198, South Africa

IMPORTANT NOTES REGARDING THE SHAREHOLDERS’ MEETING

Date	Friday, 18 August 2023
Venue	The Platform hosted by TMS – further details of which will be provided to the AGA Shareholders upon making contact with TMS
Timing	The Shareholders’ Meeting will start promptly at 2:00 p.m. (South Africa Standard Time)
Admission
AGA Shareholders and others attending the Shareholders’ Meeting are asked to register with TMS by not later than 2:00 p.m. (South Africa Standard Time) on Friday, 4 August 2023. AGA Shareholders and proxies are required to provide proof of identity to TMS prior to being granted access to the Platform by TMS

Electronic participation	Every AGA Shareholder may only Participate in the Shareholders’ Meeting through electronic communication by making use of the Platform
Enquiries and questions
AGA Shareholders who intend to ask questions related to the business of the Shareholders’ Meeting or on related matters are asked to furnish their name, address and question/s to TMS, which will be available to provide any advice and assistance required

Queries about the Shareholders’ Meeting	If you have any queries about the Shareholders’ Meeting, please telephone any of the contact names listed on the inside back cover

Annexure K

AngloGold Ashanti Limited
(Incorporated in the Republic of South Africa)
Registration number: 1944/017354/06
Ordinary share code: ANG
ISIN: ZAE000043485 (“AGA” or the “Company”)

FORM OF PROXY

For use by Certificated AGA Shareholders and “own name” Dematerialised AGA Shareholders at the Shareholders’ Meeting of AGA to be held on Friday, 18 August 2023 at 2:00 p.m. (South Africa Standard Time) by way of electronic communication.

All terms used in this form of proxy shall, unless the context otherwise requires or they are otherwise defined herein, have the meanings attributed to them in the Circular to which this form of proxy is attached as Annexure K (the “Circular”).

Certificated AGA Shareholders or Dematerialised AGA Shareholders with “own name” registration, and who are entitled to attend, vote and speak at the Shareholders’ Meeting, are entitled to appoint one or more proxies to attend, speak and vote in their stead. A proxy need not be an AGA Shareholder and shall be entitled to vote on a show of hands or poll.

AGA Shareholders who have Dematerialised their AGA Ordinary Shares, other than “own name” Dematerialised AGA Shareholders, with a CSDP or Broker should advise their CSDP or Broker as to what action they wish to take. This must be done in terms of the agreement entered into between them and their CSDP or Broker. AGA Shareholders, other than own name Dematerialised AGA Shareholders, who have Dematerialised their AGA Ordinary Shares must not return this form of proxy to the Transfer Secretaries or deliver it to the chairman of the Shareholders’ Meeting. Their instructions must be sent to their CSDP or Broker for action.

Foreign Shareholders should refer to paragraph 7.6.12 (Foreign Shareholders) of the Circular for further details concerning the Reorganisation. The availability of and implications of the Reorganisation may be affected by the laws of the relevant jurisdiction of a Foreign Shareholder. It is the responsibility of Foreign Shareholders to satisfy themselves as to the full observance of all applicable legal requirements of such jurisdiction in connection with the Reorganisation, including the obtaining of any governmental, exchange control or other consents, the making of any filings which may be required, the compliance with other necessary formalities and the payment of any issue, transfer or other taxes or other requisite payments due in such jurisdiction. Foreign Shareholders who are uncertain as to what action to take should consult their CSDP, Broker, legal adviser, accountant, banker, financial adviser or other professional adviser.

I/We (Full name in block letters)

of (address)

Telephone number

Cellphone number

E-mail address

being the holder/s of __________________________ AGA Ordinary Shares in the issued share capital of the Company hereby appoint:

1.		or failing him/her

2.		or failing him/her

3.	the chairman of the Shareholders’ Meeting.

as my/our proxy to attend, speak on my/our behalf at the Shareholders’ Meeting to be conducted entirely by way of electronic communication on Friday, 18 August 2023 at 2:00 p.m. (South Africa Standard Time) and at any adjournment thereof, and to vote or to abstain from voting on my/our behalf on the resolutions in respect of the AGA Ordinary Shares registered in my/our name/s as follows:
	For	Against	Abstain
Special Resolution Number 1 – Approval of the AGAH Sale
Special Resolution Number 2 – Approval of the Scheme
Special Resolution Number 3 – Revocation of Special Resolution Number 1 and Special Resolution Number 2 if the Reorganisation does not become unconditional or is not continued
Ordinary Resolution Number 1 – Directors’ authority

Place an “X” in the appropriate box to indicate your vote – see note 2.

Every person entitled to vote who is present at the Shareholders’ Meeting or its proxy shall be entitled to:

(a)  on a show of hands, one vote, irrespective of the number of AGA Ordinary Shares such person holds or represents, provided that a proxy shall irrespective of the number of shareholders he/she represents, have only one vote;

(b) on a vote by poll, one vote for each AGA Ordinary Share such person holds or represents.

A proxy may not delegate his/her authority to act on his/her behalf to another person (see note 4).

This proxy form will lapse and cease to be of force and effect immediately after the Shareholders’ Meeting of the Company and any adjournment(s) thereof, unless it is revoked earlier (as to which see notes 12 and 13).

Signed at

___________________ on _______________________________   2023

Name in block letters

____________________________________________________________
Signature

____________________________________________________________
Assisted by me (where applicable)

____________________________________________________________

This form of proxy is not for use by holders of American Depositary Shares (AGA ADSs), CHESS Depositary Interests (CDI), Ghanaian Depositary Shares (AGA GhDSs) or Dematerialised AGA Shareholders who do not hold shares in their own name.

Please read the notes and instructions below.

Summary of AGA Shareholders’ rights in respect of proxy appointments as set out in Sections 56 and 58 of the Companies Act and notes to the form of proxy:

1.   A signatory to this form of proxy may insert the name of a proxy or the name of an alternative proxy of the signatory’s choice in the blank spaces provided with or without deleting “the chairman of the Shareholders’ Meeting, but any such deletion must be signed in full by the signatory. Any deletion not complying with the foregoing will be deemed not to have been validly effected. The person present at the Shareholders’ Meeting whose name appears first on the list of names overleaf, shall be the validly appointed proxy for the shareholder at the Shareholders’ Meeting.

2.   Please insert an “X” in the relevant space according to how you wish your votes to be cast. However, if you wish to cast your votes in respect of a lesser number of shares than you own in the company, insert the number of shares held in respect of which you wish to vote. A shareholder or the proxy is not obliged to use all the votes exercisable by the shareholder or by the proxy, or to cast all those votes in the same way, but the total of votes exercised, and in respect whereof abstention is directed, may not exceed the total of the votes exercisable by the shareholder or the proxy. Failure to comply with the above or to provide voting instructions or the giving of contradictory instructions will be deemed to authorise the proxy to vote or abstain from voting at the Shareholders’ Meeting as he/she deems fit in respect of all the shareholder’s votes exercisable at the Shareholders’ Meeting. If the shareholding is not indicated in the form of proxy, the proxy will be deemed to be authorised to vote the total shareholding registered in the shareholder’s names.

3.   A proxy appointment must be in writing, dated and signed by the holder appointing the proxy or proxies.

4.   A proxy may not delegate his/her authority to act on behalf of the shareholder, to another person.

5.   A vote given in terms of an instrument of proxy shall be valid in relation to the Shareholders’ Meeting notwithstanding the death, insanity or other legal disability of the person granting it, or the revocation of the proxy, or the transfer of the shares in respect of which the proxy is given, unless notice as to any of the aforementioned matters shall have been received by the share registrars not less than twenty-four hours before the commencement of the Shareholders’ Meeting, or at any adjournment thereof.

6.   Any alteration or correction made to this form of proxy must be signed in full and not initialled by the signatory.

7.   Documentary evidence establishing the authority of a person signing this form of proxy in a representative capacity must be attached to this form of proxy unless previously recorded by the share registrars of the company in South Africa or Ghana.

8.   A minor must be assisted by his/her parent/guardian unless the relevant documentary evidence establishing his/her legal capacity is attached to this form of proxy or has been previously recorded by the share registrar’s of the company in South Africa or Ghana.

9.   When there are joint holders of shares and if more than one such joint shareholder present or represented then the person whose name appears first in the securities register in respect of such shares or his / her proxy, as the case may be, shall alone be entitled to vote in respect thereof.

10. The completion and lodging of this form of proxy will not preclude the shareholder who grants the proxy from attending the Shareholders’ Meeting and speaking and voting in person thereat to the exclusion of any proxy appointed in terms hereof, should such shareholder wish to do so.

11. The chairman of the Shareholders’ Meeting may reject or accept any form of proxy which is completed and/or received otherwise than in accordance with these notes, provided that he/she, in the event of acceptance, is satisfied as to the manner in which the shareholder concerned wishes to vote.

12. The appointment of a proxy or proxies:

12.1.   is suspended at any time and to the extent that the shareholder chooses to act directly and in person in the exercise of any right as a shareholder at the Shareholders’ Meeting;

12.2.   is revocable in which case a shareholder may revoke the proxy appointment by:

12.2.1.     cancelling it in writing or making a later inconsistent appointment of a proxy; and

12.2.2.     delivering a copy of the revocation instrument to the proxy and to the company.

13. The revocation of a proxy appointment constitutes a complete and final cancellation of the proxy’s authority to act on behalf of the shareholder as of the later of:

13.1.  the date stated in the revocation instrument, if any;
          or

13.2.  the date on which the revocation instruments was
          delivered to the proxy and the company as
          aforesaid.

14. It is requested that completed forms of proxy should be returned to one of the undermentioned addresses no later than 2:00 p.m. (South Africa Standard Time) on Wednesday, 16 August 2023. Any forms of proxy not lodged by this time may be sent to Computershare Investor Services before the conclusion of the meeting.

Computershare Investor Services Proprietary Limited Rosebank Towers, 15 Biermann Avenue, Rosebank Johannesburg 2196
Private Bag X9000, Saxonwold, 2132, South Africa
E-mail: proxy@computershare.co.za

Annexure L
AngloGold Ashanti Limited
(Incorporated in the Republic of South Africa)
Registration number: 1944/017354/06
Ordinary share code: ANG
ISIN: ZAE000043485 (“AGA” or the “Company”)

FORM OF SURRENDER AND TRANSFER

FOR USE BY CERTIFICATED AGA SHAREHOLDERS ONLY

THIS FORM OF SURRENDER AND TRANSFER IS NOT FOR USE BY HOLDERS OF AMERICAN DEPOSITARY SHARES (AGA ADSS), CHESS DEPOSITARY INTERESTS (CDI), GHANAIAN DEPOSITARY SHARES (AGA GHDSS) OR DEMATERIALISED AGA SHAREHOLDERS WHO DO NOT HOLD SHARES IN THEIR OWN NAME.

All terms used in this Form of Surrender and Transfer shall, unless the context otherwise requires or they are otherwise defined herein, have the meanings attributed to them in the definitions and interpretations commencing on page 19 of the Circular to which this Form of Surrender and Transfer is attached as Annexure L (the “Circular”).

INSTRUCTIONS:

1.	This form is only for use in respect of the Reorganisation.

2.	Full details of the Reorganisation are contained in the Circular.

3.
This form is attached for the convenience of Certificated AGA Shareholders who may wish to surrender their Documents of Title prior to or post the date of the Shareholders’ Meeting to be held on Friday, 18 August 2023 at 2:00 pm (South African Standard Time).

4.	This Form of Surrender and Transfer is for use only by Certificated AGA Shareholders recorded in the AGA Register on the Reorganisation Consideration Record Date.

5.	A separate Form of Surrender and Transfer is required for each Certificated AGA Shareholder.

6.	Part A and Part C must be completed by all Certificated AGA Shareholders who return this form.

7.	Part B must be completed by all Certificated AGA Shareholders who are emigrants from the Common Monetary Area.

8.
If this Form of Surrender and Transfer is submitted together with the relevant Document/s of Title of the Certificated AGA Shareholders prior to the Operative Date, it will be treated as a conditional surrender which is made subject to the Reorganisation becoming unconditional, details of which are set out in the Circular to which this form is attached and forms part of. In the event of the Reorganisation not becoming unconditional or not being implemented for any reason whatsoever, the Transfer Secretaries shall, by not later than 5 (five) Business Days of either the date upon which it becomes known that the Reorganisation will not be implemented or on receipt by the Transfer Secretaries of the required Documents of Title, whichever is the later, return the Documents of Title to the Certificated AGA Shareholders concerned, by registered post, at the risk of such Certificated AGA Shareholders.

9.
Persons who have acquired Certificated AGA Ordinary Shares after the date of the issue of the Circular to which this Form of Surrender and Transfer is attached can obtain copies of the Form of Surrender and Transfer and the Circular from the Company’s website (https://www.anglogoldashanti.com).

10.
If a Scheme Participant fails to provide any account details, or provide incorrect account details, of your CSDP, into which your NewCo Ordinary Shares are to be transferred, your NewCo Ordinary Shares will be transferred in Dematerialised form to an account in the name of Computershare Nominees, who will hold such NewCo Ordinary Shares as the registered holder thereof for and on your behalf, and you will become an Issuer Nominee Dematerialised NewCo Shareholder. Issuer Nominee Dematerialised NewCo Shareholders will be sent instructions by Computershare Nominees explaining the procedure for surrendering their share certificates and obtaining full access to their NewCo Ordinary Shares following completion of the Reorganisation.

Please also read the notes contained at the end of this form

To : The Transfer Secretaries – Computershare Investor Services Proprietary Limited

Hand deliveries to:	Postal deliveries to:	Email deliveries to:
Rosebank Towers 15 Bierman Avenue Rosebank Johannesburg, 2196	Private Bag x3000 Saxonwold South Africa 2132	corporate.actions@computershare.co.za

Dear Sirs

PART A: TO BE COMPLETED BY ALL SCHEME PARTICIPANTS HOLDING CERTIFICATED AGA ORDINARY SHARES WHO ARE RECORDED IN THE AGA REGISTER ON THE REORGANISATION CONSIDERATION RECORD DATE AND WHO RETURN THIS FORM

I/We hereby surrender the AGA Ordinary Share certificate/s and/or other Documents of Title attached hereto, representing the Scheme Shares, registered in the name of the person mentioned below and authorise the Transfer Secretaries, conditional upon the Reorganisation becoming operative, to register the transfer of these Scheme Shares into the name of NewCo or its nominee/s:

Name of AGA Shareholder	Certificate number/s	Number of Scheme Shares covered by each certificate/s enclosed

Total

Surname or Name of corporate body:
First name/s in full:
Title (Mr, Mrs, Miss, Ms, etc):
Cellphone number:
Email address:
Address:
Postal code:

Do you elect to receive direct electronic shareholder communication? Yes / No

You are encouraged to make the election to receive direct electronic shareholder communication, as this will enable the Company to directly send you relevant information regarding your shareholding

Note:

Signature of AGA Shareholder	Name and address of agent lodging this Form (if any)
Assisted by me (if applicable):
(State full name and capacity):
Date:
Telephone number (Home):
Telephone number (Work):
Email address:
Cellphone number:

PART B: TO BE COMPLETED BY EMIGRANTS OF THE COMMON MONETARY AREA

Nominated authorised dealer in the case of a Scheme Participant who is an emigrant from the Common Monetary Area (see note 2 below).

NB: PART A must also be completed.

Stamp and address of agent lodging this Form (if any)
Name of authorised dealer:
Address:
Name of bank:
Account number:
Branch code:
Telephone:
Contact person:

PART C: TO BE COMPLETED BY ALL SCHEME PARTICIPANTS IN ORDER TO RECEIVE THE REORGANISATION CONSIDERATION

Name of account holder (no third party accounts):
Name of Broker:
Name of CSDP:
Account number of Broker:
Account number of CSDP:
Telephone number of CSDP:
SCA number of Broker/CSDP:
(State full name and capacity):

Should the account details provided by you above be incorrect and/or incomplete, it will not be possible to credit such account with your Reorganisation Consideration, in which case the Reorganisation Consideration will be held with Computershare Nominees until such time as correct and/or complete information is received.

Signature of Shareholder	Stamp and address of agent lodging this form (if any

Please read the notes and instructions on the reverse side.

Notes and instructions:

1.	No receipt will be issued for documents lodged unless specifically requested. Signatories may be called upon for evidence of their authority or capacity to sign this form.

2.
Persons who are emigrants from the Common Monetary Area should nominate the authorised dealer in foreign exchange in South Africa which has control of their blocked asserts in Part B of this form. Failing such nomination, the Reorganisation Consideration due to such Scheme Participants in accordance with the provisions of the Reorganisation will be held by Computershare Nominees for and on behalf of such Scheme Participants, pending lawful instruction from the Scheme Participants concerned.

3.	Any alteration to this form must be signed in full and not initialled.

4.
If this form is signed under power of attorney, then such power of attorney or a notarially certified copy thereof must be sent with this form for noting (unless it has already been noted by the Company or its Transfer Secretaries). This does not apply in the event of this form bearing a JSE broker’s stamp.

5.
Where the Scheme Participant is a company or a close corporation, unless it has been registered with the Company or its Transfer Secretaries, a certified copy of the directors’ or members’ resolution authorising the signing of this form must be submitted if so requested by the Company.

6.
If this form is not signed by the Scheme Participant, the Scheme Participant will be deemed to have irrevocably appointed the Company Secretary or the Transfer Secretaries to implement the Scheme Participant’s obligations under the Reorganisation on his/her behalf.

7.	Where there are any joint holders of any Scheme Shares, only that holder whose name stands first in the AGA Register in respect of such shares need sign this form.

8.	A minor must be assisted by his/her parent or guardian, unless the relevant documents establishing his/her legal capacity are produced or have been registered by the Transfer Secretaries.

AngloGold Ashanti Limited
(Incorporated in the Republic of South Africa)
Registration number: 1944/017354/06
Ordinary share code: ANG ISIN: ZAE000043485
(“AGA” or the “Company”)

www.anglogoldashanti.com